Exhibit 99.1

Management Information Circular

MARCH 18, 2015

GOLDCORP

EXECUTIVE SUMMARY

Summary

This section gives you a quick overview of highlights from our circular and key results for 2014.

Please read the rest of the document for complete information on Goldcorp’s results, compensation programs and governance initiatives important to you.

Invitation to Shareholders	Page 1
Business of the Meeting	Page 9
Director Nominees	Page 17
Compensation Executive Summary	Page 33
Compensation Discussion and Analysis	Page 39
Executive Compensation	Page 69
Corporate Governance	Page 99
Committee Reports	Page 125
Schedules	Page 133

Goldcorp: 2014 Results

The gold mining industry has faced significant challenges over the last three years. Commodity price declines have continued, making cost management and balance sheet strength key success factors. Goldcorp focuses on safe, sustainable operations and creating long-term value for all of our stakeholders.

Business Performance

›	Achieved our primary objective of zero fatalities

›	Record gold production of 2.87 million ounces[1]

›	All-in sustaining costs (AISC)[2] decreased by 8% to approximately $949 per ounce below the guidance range of between $950 – $1,000 per ounce (see page 50)

›	Adjusted net earnings of $498 million, or $0.61 per share

›	Adjusted operating cash flow of $1.4 billion

›	Benefits realized from supply chain and Operating for Excellence (O4E) initiatives contributed to ongoing cash flow improvements

›	Was added to the NASDAQ OMX CRD Global Sustainability Index

[1]	Goldcorp has included this non-GAAP performance measure on an attributable basis (Goldcorp’s ownership proportion of our joint ventures, Pueblo Viejo and Alumbrera). For further details regarding non-GAAP measures, please see “Non-GAAP Measures Advisory” on page 173.

[2]	This is a non-GAAP measure. For further details regarding non-GAAP financial measures, such as AISC, please see “Non-GAAP Measures Advisory” on page 173.

i	Page - EXECUTIVE SUMMARY

Shareholder Value Creation

›	Returned $488 million to shareholders through dividends

›	Attained Total Shareholder Return (TSR) 8.26 percentage points ahead of the S&P/TSX Global Gold Index for the performance period as defined in our performance share unit (PSU) plan[1]

›	Maintained a BBB+ rated balance sheet as rated by Standard and Poors (S&P), despite volatility within the gold sector

›	Provided a monthly dividend. Since the first quarter of 2010, our dividend has increased by 233% with a yield of 3.2% as at December 31, 2014

›	Achieved first gold production at the new Cerro Negro and Éléonore mines

›	Divested the Marigold mine

Underperformance

›	Our overall proven and probable reserves declined by 8% to 49.6 million ounces

›	Exploration drilling at Cerro Negro remained suspended until the fourth quarter of 2014 when surface resource confirmation drilling resumed

›	We did not attain our safe production target for mines managed by Goldcorp as a result of unexpected operational issues at the Los Filos and El Sauzal mines

2014 Compensation Highlights

Some aspects of our operating performance fell below target in 2014 and our variable incentive programs ensured a strong link between pay and performance.

›	Froze base salaries for all executives

›	Ensured approximately 80% of compensation for executives was at-risk (84% for CEO and 79% for Executive Vice Presidents (EVPs))

›	Awarded 74% on corporate scorecard for achievements against performance metrics

›	Committed to providing enhanced compensation disclosure

2015 Executive Compensation Initiatives

Goldcorp is committed to continuously improving in all aspects of our business, from safety and operations, to alignment of executive compensation. In this light, we have already implemented the following initiatives related to 2015 pay programs. See page 38 for more information.

›	Performance share units in the long-term incentive plan mix increased to 50% (from 33%) for the CEO and Executive Vice Presidents (see page 61)

›	Strategic initiatives component of short-term incentive plan based on more clearly articulated measures (see page 59)

›	Froze base salaries for the CEO, Executive Vice Presidents, all officers from Vice President (VP) and up and Mine General Managers (MGMs) (see page 54)

›	Clawback provisions extended to all Executive Vice Presidents, and now includes long-term incentives as well as short-term incentives (see page 45)

›	Expanded share ownership requirements beyond Executive Vice Presidents to now include all Senior Vice Presidents (SVPs), Vice Presidents and Mine General Managers to align with shareholder interests

[1]	These PSUs were granted on March 8, 2011 and vested on February 6, 2014. The TSR was calculated using the Goldcorp and S&P/TSX Global Gold Index volume-weighted average prices for the 30 days prior to and including the date of grant and 30 days prior to and including the date of vesting.

ii	Page - EXECUTIVE SUMMARY

Meeting Details

At this year’s meeting we are asking our shareholders to vote on the matters noted below. See page 10 for more information. The Board recommends you vote FOR all of these resolutions:

1. Election of directors

2. Appointment of Deloitte LLP as auditors for 2015

3. Repeal of By-Laws No.3 and No.4 to be replaced by Amended By-Law No.4

4. Amendments to restricted share unit plan

5. Advisory vote on approach to executive compensation (say on pay)

Board Nominees

You are being asked to cast your vote for ten directors. Our directors are elected annually, individually and by majority vote.

Name	Age	Director Since	Occupation	Independent[1]	Other Public Boards	Committee Membership				2014 Votes For
						AC	CC	GNC	SC
Bell	76	2005	Independent director	✓	1			✓	Chair	99.53%
Briscoe	60	2006	President, Briscoe Management	✓	1	Chair			✓	99.61%
Dey	74	2006	Chairman, Paradigm Capital	✓	1		✓	Chair		99.05%
Holtby	67	2005	President and CEO, Holtby Capital Corporation	✓	1	✓	Chair	✓		99.10%
Jeannes	56	2009	President and CEO, Goldcorp	x						99.62%
Pelletier	69	2014	Senior Technical Advisor, ERM Consultants	✓	1			✓	✓	99.45%
Reifel	62	2006	President, Chesapeake Gold	✓	2		✓		✓	99.34%
Telfer	68	2005	Chairman of Goldcorp	x	2					98.89%
Treviño	55	2012	President and CEO, Softtek	✓	1	✓		✓		99.47%
Williamson	67	2006	Independent consultant	✓	1	✓	✓			99.55%
Note:
1.	Under applicable Canadian securities laws and New York Stock Exchange (NYSE) rules.

iii	Page - EXECUTIVE SUMMARY

Dear Goldcorp Shareholder,

Your vote is important to us and we invite you to attend our annual and special meeting at 3:00 pm (Eastern Time) on April 30, 2015 at Sheraton Centre Toronto Hotel, Grand East Ballroom, 123 Queen Street West, Toronto, Ontario.

You will hear about our results for 2014 and our plans for the future. You will vote on your directors and other important items of business.

Finally, you will have the opportunity to meet the management team, the Board members and other shareholders.

Please read this document to learn more about the meeting, your director nominees, executive compensation and our governance practices.

Thank you for your participation and we look forward to seeing you at the meeting.

Sincerely,

“Ian W. Telfer”

Chairman of the Board

In this section you will also find:

Notice of meeting	Page 2

General information	Page 3

General voting information	Page 5

Beneficial shareholder voting	Page 7

Registered shareholder voting	Page 8

INVITATION TO SHAREHOLDERS UNDERSTAND THE ISSUES: Read this document HAVE A SAY: Vote your shares HEAR MORE: Attend the meeting

1	Page - INVITATION TO SHAREHOLDERS

NOTICE OF MEETING

Annual and Special Meeting of the Shareholders of Goldcorp

Date:	Thursday, April 30, 2015

Time:	3:00 pm (Eastern Time)

Place:	Sheraton Centre Toronto Hotel, Grand East Ballroom, 123 Queen Street West, Toronto, ON

The business of the meeting is to:

1.	Receive the audited annual consolidated financial statements for 2014

2.	Elect directors for the coming year

3.	Appoint Deloitte LLP as auditors and authorize the directors to fix their remuneration

4.	Consider a resolution approving the repeal of By-Law No.3 and By-Law No.4 to be replaced in their entirety by Amended By-Law No.4

5.	Consider a resolution approving certain amendments to the restricted share unit plan

6.	Consider a non-binding advisory resolution on our approach to executive compensation

7.	Transact any other business

You have a right to vote if you were a Goldcorp shareholder on March 18, 2015, our “record date”. Find out how to vote starting on page 5 and read more about Goldcorp in the rest of this document (called a circular).

The Board has, by resolution, fixed 3:00 p.m. (Eastern Time) on April 28, 2015, or no later than 48 hours before the time of any adjourned meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the meeting or any adjournment thereof shall be deposited with Goldcorp’s transfer agent. The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion, without notice.

By order of the Board of Directors,

“Ian W. Telfer”

Chairman of the Board

2	Page - INVITATION TO SHAREHOLDERS

GENERAL INFORMATION

Goldcorp

We use “we”, “us”, “our” and “Goldcorp” to refer to Goldcorp Inc. in this document. We abbreviate our committee names as follows:

›	Audit Committee – AC or Audit Committee

›	Compensation Committee – CC or Compensation Committee

›	Governance and Nominating Committee – GNC or Governance Committee

›	Sustainability, Environment, Health and Safety Committee – SC or Sustainability Committee

Date of Information

Information is as of March 18, 2015, unless we note otherwise.

Exchange Rate

All amounts are shown in United States (US) dollars unless noted otherwise. For amounts converted to Canadian dollars (C$) we used the rate of C$1.00=$0.9054, unless noted otherwise. This is the Bank of Canada average annual exchange rate for the year ended December 31, 2014.

Common Shares Outstanding

Our common shares are traded on the Toronto Stock Exchange (TSX) under the symbol G and on the NYSE under the symbol GG. There were 829,324,142 common shares of Goldcorp outstanding at the close of business on March 18, 2015.

Owners of 10% or More of Our Common Shares

To the knowledge of the directors and officers, no person or company owns or controls 10% or more of our common shares.

Interests in Meeting Business and Material Transactions

Directors and officers who participate in the restricted share unit plan have an interest in the votes on this item. Other than that, since January 1, 2014, none of Goldcorp, our directors, director nominees and executive officers, or anyone associated or affiliated with any of them has a material interest in any item of business at the meeting. A material interest is one that could reasonably interfere with the ability to make independent decisions.

No informed person of Goldcorp has or had during 2014 a material interest in a material transaction or proposed material transaction involving Goldcorp.

Mailing of Circular

This circular will be mailed on March 30, 2015 to each of our shareholders of record on March 18, 2015 who has previously requested paper copies of our disclosure documents. All other shareholders will only receive a notice with information on how to view the meeting materials electronically. See “Notice and Access” below.

We give meeting materials to brokers, intermediaries, custodians, nominees and fiduciaries and request the materials be sent to beneficial shareholders promptly. We will pay for the distribution of the meeting materials by clearing agencies and intermediaries to objecting beneficial shareholders.

Electronic Delivery

Shareholders can choose to receive meeting materials electronically rather than by paper. If you have already chosen to receive electronic copies, no paper materials will be sent to you. If you would like to receive future meeting materials electronically, please complete the enclosed form and return it as indicated on the form.

3	Page - INVITATION TO SHAREHOLDERS

If we don’t have an electronic document available or we chose not to send an electronic copy, a paper copy will be provided.

Notice and Access

We are delivering your meeting materials by providing you with a notice and posting the materials on our website at www.goldcorp.com. The materials will be available on the website starting on March 30, 2015 and remain up for one full year. The meeting materials can also be accessed with our public filings on www.sedar.com and www.sec.gov. We will mail paper copies of the meeting materials to any shareholder who previously requested paper copies. If you received the notice only and would like a paper copy of the full materials please send us a request as set out below.

Additional Documents

We file an annual report and an annual information form with the Canadian securities regulators. In addition, our financial information is provided in our audited consolidated financial statements and management’s discussion and analysis (MD&A) for the year ended December 31, 2014. We will provide you, free of charge, a copy of our annual report, which includes our annual financial statements and MD&A, our annual information form and/or this circular on request. Please submit your request by:

(604) 696-3000 (ask for Manager, Corporate Communications)

info@goldcorp.com

Goldcorp Inc.
3400 Park Place
666 Burrard Street
Vancouver, BC, Canada V6C 2X8

Attention: Vice President, Regulatory Affairs and Corporate Secretary

You can also get copies of any document required to be filed in Canada by:

›	Accessing our public filings at www.sedar.com

›	Going to “Reports and Filings” on our Investor Resources page at www.goldcorp.com

4	Page - INVITATION TO SHAREHOLDERS

GENERAL VOTING INFORMATION

Request for Proxies

Our management is soliciting your proxies for this meeting and is paying for the costs incurred. We have retained Kingsdale Shareholder Services (Kingsdale) to solicit proxies in Canada and the US and will pay their fees of approximately C$63,525 in addition to certain out-of-pocket expenses.

We are using primarily mail to communicate with you. However, our employees or Kingsdale may request your proxy by telephone, email, facsimile or personal interview.

Record Date

The record date for the meeting is March 18, 2015. If you held common shares on that date, you are entitled to receive notice of, attend and vote at the meeting. You may also be entitled to vote your common shares if you buy them from a registered shareholder and notify our transfer agent that you want to vote at the meeting at least 10 days before the meeting.

Voting Securities and Votes

The common shares are our only voting securities. Each common share entitles the holder to one vote at the meeting.

Quorum

We can only decide business at the meeting if we have a quorum – where two or more people attend the meeting and hold or represent by proxy at least 33 1⁄3% of our outstanding common shares that are entitled to vote.

Voting Instructions

If you specify how you want to vote on your proxy form or voting direction, your proxy holder has to vote that way. If you do not indicate how you want to vote, your proxy holder will decide for you.

If you appoint Ian W. Telfer, Chairman of the Board (Chairman), or Charles A. Jeannes, President and CEO, the representatives of Goldcorp set out in the enclosed proxy or voting direction, and do not specify how you want to vote, your common shares will be voted as follows:

Matter	Voted
Election of management nominees as directors	FOR
Appointment of Deloitte LLP as auditors	FOR
Repeal of By-Law No.3 and By-Law No.4 and confirmation of Amended By-Law No.4 in their place	FOR
Amendments to the Restricted Share Unit Plan	FOR
Approach to executive compensation	FOR

Approvals

A simple majority of votes cast at the meeting (50% plus one vote) is required to approve all of the items of business, including the non-binding advisory resolution on our approach to executive compensation.

Amendments or Other Business

If amendments or other business are properly brought up at the meeting, you (or your proxy holder, if you are voting by proxy) can vote as you see fit. We are not aware of any other business to be considered at the meeting or any changes to the current business.

5	Page - INVITATION TO SHAREHOLDERS

Vote Counting and Confidentiality

Votes by proxy are counted by our transfer agent, CST Trust Company (CST). Your vote is confidential, unless you clearly intend to communicate your vote to management or if there is a proxy contest or validation issue or as needed to comply with legal requirements.

New York Stock Exchange Rules

If your broker is subject to the NYSE rules, the broker has discretionary authority to vote common shares without instructions from beneficial owners (see more on this on page 7) only on matters considered “routine” by the NYSE, such as the ratification of Goldcorp’s independent registered chartered accountants. If you do not provide your voting instructions to the broker, the broker cannot vote your common shares for election of directors and other “non-routine matters” and such common shares will not be included in the votes “cast” for any such “non-routine” matter. Even without voting instructions to your broker, your common shares will be counted for quorum purposes.

Voting Questions

Our transfer agent is CST. Our co-agent in the US is American Stock Transfer & Trust Company LLC. Please contact them if you have any questions on how your votes are counted.

1-800-387-0825 (toll free in North America)
416-682-3860 (collect from outside North America)

1-888-249-6189 (fax from anywhere)

inquiries@canstockta.com

CST Trust Company
PO Box 700, Station B
Montreal, QC, Canada H3B 3K3

Other Questions

Please contact Kingsdale if you have any questions about the business items of the meeting or the information in this circular.

1-800-775-4067 (toll free in North America)
416-867-2272 (collect from outside North America)

1-886-545-5580 (fax from anywhere)

contactus@kingsdaleshareholder.com

Kingsdale Shareholder Services
The Exchange Tower
130 King Street West, Suite 2950
Toronto, ON, Canada M5X 1E2

6	Page - INVITATION TO SHAREHOLDERS

BENEFICIAL SHAREHOLDER VOTING

Most shareholders are beneficial shareholders. You hold your common shares in the name of a nominee. That is, your share certificate was deposited with a bank, trust company, stock broker, trustee or some other institution. Here is how you can vote:

Voting Options

In person at the meeting – discussed below

By submitting a paper voting instruction form – discussed below

By telephone – see the enclosed voting instruction form

Via the internet – see the enclosed voting instruction form

Voting in Person

If you plan to attend the meeting and wish to vote your common shares in person, insert your own name in the space on the enclosed voting instruction form. Then follow the signing and return instructions provided by your nominee. You may also nominate yourself as a proxy holder online, if available, by typing your name in the “Appointee” section on the electronic ballot.

Your vote will be taken and counted at the meeting, so do not indicate your votes on the form. Please register with CST when you arrive at the meeting.

Voting by Instruction

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxy holder. Use the enclosed voting instruction form to do this. The people named in the enclosed voting instruction form are members of management and/or the Board. You have the right to choose another person to be your proxy holder by printing that person’s name in the space provided. Then complete the rest of the form, sign it and return it. Your votes can only be counted if the person you appointed attends the meeting and votes on your behalf. If you have voted on the voting instruction form, neither you nor your proxy holder may vote in person at the meeting, unless you revoke your voting instructions.

Return your completed voting instruction form in the envelope provided so that it arrives at least one business day prior to the proxy deposit deadline of 3:00 pm (Eastern Time) on April 28, 2015 or if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume (cut off time). The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at his discretion, without notice.

Revoking your Voting Instructions or Changing your Instructions

You may revoke your voting instructions before it is acted on. To revoke your voting instructions, contact your broker or service provider.

You may change your voting instructions by sending new instructions prior to the cut off time to revoke your vote. Your latest instructions will be the only valid instructions.

7	Page - INVITATION TO SHAREHOLDERS

REGISTERED SHAREHOLDER VOTING

If you have in your possession a physical share certificate with your name on it, you are a registered shareholder. Here is how you can vote:

Voting Options

Here’s where to go to find instructions to vote by these methods:

In person at the meeting – see below

By submitting a paper proxy form – see below

By telephone – see the enclosed proxy form

Via the internet – see the enclosed proxy form

Voting in Person

If you plan to attend the meeting and want to vote your common shares in person, do not complete or return the enclosed proxy form. Your vote will be taken and counted at the meeting. Please register with CST when you arrive at the meeting.

Voting by Proxy

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxy holder. Use the enclosed proxy form to do this. The people named in the enclosed proxy form are members of management and/or the Board. You have the right to choose another person to be your proxy holder by printing that person’s name in the space provided. Then complete the rest of the proxy form, sign it and return it. Your votes can only be counted if the person you appointed attends the meeting and votes on your behalf. If you have voted by completing the proxy form, neither you nor your proxy holder may vote in person at the meeting, unless you revoke your proxy.

Return your completed proxy form in the envelope provided so that it arrives by 3:00 pm (Eastern Time) on April 28, 2015 or if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume (cut off time). The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at his discretion, without notice.

Revoking your Proxy

You may revoke your proxy at any time before is it acted on. Deliver a written statement that you want to revoke your proxy to our Corporate Secretary before or on April 28, 2015 (or the last business day before the meeting if it is adjourned or postponed), or to the Chairman of the meeting on April 28, 2015.

Changing your Proxy

You may change the way you voted by proxy by sending a new proxy prior to the cut off time to revoke your vote. Your latest proxy will be the only one that is valid.

8	Page - INVITATION TO SHAREHOLDERS

In this section you can read about:

Financial statements	Page 10

Election of directors	Page 10

Appointment of auditors	Page 11

Repeal of By-Law No.3 and By-Law No.4 to be replaced in their entirety by Amended By-Law No.4	Page 12

Amendments to restricted share unit plan	Page 13

Advisory vote on executive compensation	Page 14

Other business	Page 16

BUSINESS OF MEETING DIRECTOR NOMINEES: Elected by majority vote SAY ON EXECUTIVE COMPENSATION: Support our pay for performance practices PLAN AMENDMENTS: Align to shareholder interests

9	Page - BUSINESS OF MEETING

BUSINESS OF MEETING

Financial Statements

Our consolidated financial statements for the year ended December 31, 2014 and the auditors’ report on those statements are included in the annual report and will be available at the meeting. The annual report is also filed on www.sedar.com and available to you on request.

Election of Directors

The number of directors to be elected at the meeting is ten, as decided by the Board. Each director will hold office until the end of the next annual general meeting or until a successor is duly appointed or elected. Your director nominees are:

›	John P. Bell

›	Beverley A. Briscoe

›	Peter J. Dey

›	Douglas M. Holtby

›	Charles A. Jeannes

›	Clement A. Pelletier

›	P. Randy Reifel

›	Ian W. Telfer

›	Blanca Treviño

›	Kenneth F. Williamson

You can find more information on all of the nominees starting on page 18. Each of the nominees brings important skills and experience to the Board. Each nominee is eligible and is willing to serve if elected.

If for some reason a nominee is not available to serve at the time of the meeting (and we know of no reason this would occur), the people named in the enclosed proxy will vote for a substitute nominee if one is chosen by the Board.

We recommend that you vote FOR the election of these nominees.

The people named in the enclosed proxy will vote FOR these nominations unless you tell them to withhold your vote.

Majority Vote Policy

We have a majority vote policy. Unless there is a contested election, a director who receives more withhold votes than votes “for”, will immediately offer to resign. The Governance Committee will review the matter and recommend to the Board whether to accept the resignation. The resignation will be effective when accepted by the Board. The director will not participate in any deliberations on the matter.

We expect to accept the resignation unless there is some special circumstance that warrants the director stay on the Board. In any case, the Board shall determine whether or not to accept the resignation within 90 days of the relevant annual shareholders’ meeting and Goldcorp will promptly issue a news release with the Board’s decision. If the Board determines not to accept a resignation, the news release must fully state the reasons for that decision.

10	Page - BUSINESS OF MEETING

Appointment of Auditors

The Board recommends the appointment of Deloitte LLP as the auditors for Goldcorp for 2015. Deloitte LLP was first appointed as Goldcorp’s auditors on March 17, 2005. The directors will also be authorized to set the fees paid to the auditors.

Audit Fees Paid

Type of Work	2013 fees ($)	2014 fees ($)
Audit fees	5,995,000	5,912,000
Audit-related fees	119,000	330,000
Tax fees	567,000	411,000
All other fees	266,000 [1]	752,000 [2]
Total	6,947,000	7,405,000

Notes:

1.	For 2013, these fees relate to work regarding information technology leadership, mine safety and sustainability matters.
2.	For 2014, these fees are for work regarding information technology leadership, electronic data hosting, mine safety, scenario planning and sustainability matters.

We recommend that you vote FOR the appointment of Deloitte LLP as our auditors.

More information, including the Audit Committee charter is available in our annual information form under the heading “Audit Committee”. See page 4 for how to access the form.

The people named in the enclosed proxy will vote FOR the appointment of Deloitte LLP as auditors unless you tell them to withhold your vote.

11	Page - BUSINESS OF MEETING

Repeal of By-Law No.3 and By-Law No.4 to be

Replaced in their Entirety by Amended By-Law No.4

On July 30, 2014, the Board approved a new By-Law No.4, replacing the previous By-Law No.3. Subsequently, on February 18, 2015, the Board repealed By-Law No.4 and approved an amended By-Law No.4 (Amended By-Law No.4) in order to align the by-law with recent updates to evolving industry guidelines.

In addition, in order to reflect updated guidance from institutional proxy services regarding advance notice by-laws which was issued immediately prior to the printing of this circular, the following provision was removed from Section 3.04 of the version of Amended By-Law No.4 that is being submitted to shareholders for their approval: “The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee. Such information, if requested and received, will be made publicly available to all shareholders by the Corporation.”

We ask that all shareholders refer to the recently updated Amended By-Law No.4, the full text of which is provided in Schedule “A” of this circular, in their consideration of the repeal of By-Law No.3 and By-Law No.4 to be replaced in their entirety by Amended By-Law No.4.

Specific enhancements to Amended By-Law No.4 include:

›	The addition of an advance notice provision for the nomination of directors by shareholders in certain circumstances. This provision requires advance notice be given to Goldcorp if shareholders make nominations for persons to be elected to the Board unless the nomination is made by way of a requisition for meeting or a shareholder proposal made as provided for in the Business Corporations Act (Ontario) (OBCA). Among other things, the advance notice provision sets a deadline prior to any annual or special meeting of shareholders by which director nominations must be submitted to Goldcorp. It also sets out the information that a shareholder must include in the notice to Goldcorp.

›	Allowing for the execution of written documents by officers and directors of Goldcorp by electronic means.

›	Amended By-Law No.4 also includes other updates to bring it in line with current industry standards.

A summary of the changes contained in Amended By-Law No.4 and the full text of Amended By-Law No.4 can be found at Schedule “A” on page 134.

We note that no director nominations were received pursuant to the advance notice provision of Amended By-Law No.4 as of the date of this circular. The only nominees for election at the meeting are the nominees listed above under “Election of Directors”.

We recommend that you vote FOR the repeal of By-Law No.3 and By-Law No.4 to be replaced in their entirety by Amended By-Law No.4.

The people named in the enclosed proxy will vote FOR the resolution to repeal By-Law No.3 and By-Law No.4 to be replaced in their entirety by Amended By-Law No.4 unless you tell them to vote against it.

12	Page - BUSINESS OF MEETING

The text of the resolution to be passed is set out below:

“Be it resolved that:

1.	Amended By-Law No.4, in the form set out in Schedule “A” to Goldcorp’s management information circular dated March 18, 2015, is hereby confirmed and approved;
2.	By-Law No.3 and By-Law No.4 are hereby repealed as of the coming into force of Amended By-Law No.4; and
3.	any director or officer of Goldcorp is authorized, acting in the name of Goldcorp, to execute and deliver, under the seal of the company or otherwise, any other documents, and to do or cause to be done any other things that may be necessary or desirable to carry out the intent of this resolution.”

Amendments to the Restricted Share Unit Plan

The Board recommends the following amendments to the restricted share unit plan:

›	Adding an annual equity award value limit on grants of restricted share units by Goldcorp to non-employee directors equal to $150,000 per non-employee director in order to align the restricted share unit plan with current practice.

›	Revising the definition of “Termination” in the restricted share unit plan in order to clarify the treatment of restricted share units on termination of eligible employees.

Further details regarding the amendments to the restricted share unit plan can be found at Schedule “B” on page 157.

We recommend that you vote FOR the amendments to the restricted share unit plan.

The people named in the enclosed proxy will vote FOR the resolution approving the amendments to the restricted share unit plan unless you tell them to vote against the amendments.

The text of the resolution to be passed is set out below:

“Be it resolved that:

1.	the amendments to the restricted share unit plan as described in Goldcorp’s management information circular dated March 18, 2015 are hereby approved; and
2.	any director or officer of Goldcorp is authorized, acting in the name of Goldcorp, to execute and deliver, under the seal of the company or otherwise, any other documents, and to do or cause to be done any other things that may be necessary or desirable to carry out the intent of this resolution.”

13	Page - BUSINESS OF MEETING

Advisory Vote on Executive Compensation

Since 2012, we have provided you with a say on pay vote regarding our executive compensation program. It helps us engage constructively, obtain meaningful feedback and ensure accountability for executive compensation.

Last year 74.8% of shareholders approved our approach to executive compensation. It was a lower number than we aspire to achieve. Based on the 2014 say on pay vote results (based on compensation paid to our executives during the year ended December 31, 2013), we engaged with our shareholders to understand their concerns:

›	Met with institutional shareholders to solicit their feedback and better understand how best to tailor our disclosure and provide you, our shareholders, with clear and comprehensive information about our performance and how this performance leads to pay outcomes supported by the design and governance of our executive compensation program

›	Met with Institutional Shareholder Services, Inc. (ISS) and Glass, Lewis & Co., LLC (Glass Lewis) to understand any concerns they may have with our approach to executive compensation

›	Discussions with stakeholders were focused primarily on our performance share unit plan and the metrics we use, as well as our overall pay for performance alignment

During our meetings with our shareholders, a first key message we heard was that they did not believe we adequately communicate how we measure performance against other large gold producers, and how our share price performance has, over time, consistently outperformed most of our peers. In this year’s executive compensation disclosure, we are more specific in describing and disclosing how we measure performance and how we compare Goldcorp’s performance with its most prevailing peers.

Another key message that emerged during our meetings with our shareholders was that we were unsuccessful in conveying just how closely linked our executives’ compensation (including that of our CEO) was to our shareholders’ experience. Please refer to our CEO Compensation section on page 70 for further information.

14	Page - BUSINESS OF MEETING

Below is a summary of the concerns we heard and addressed following our 2014 say on pay vote and the 2014 shareholders outreach exercise:

Perceived disconnect between our executives’ pay and our performance	It is difficult to accurately measure how we performed against companies who do not operate in the same cyclical commodity market as we do	Disclosure of our “Performance Peer Group” to better highlight how we measure our performance against those in the same industry

Use of a single metric (Relative TSR) in our PSU plan	We believe Relative TSR provides the best indicator of performance and long-term value creation for shareholders because it best reflects the success of our strategy and relative performance in our sector	We will continue to review our PSU plan and ensure the metrics are in alignment with our strategy in order to maintain alignment with the shareholder experience

A portion of our short-term incentive goals are undisclosed and/or subjective	All goals that drive our corporate performance factor are pre-established, objective and quantified, but were not clearly disclosed	We improved our disclosure to more clearly articulate how the corporate score was assessed and included each executive’s personal goals that make up a portion of their annual incentive payments

Our clawback policy covers only our CEO and CFO	We recognize that the emerging best practice is to include all executives within the policy	We expanded our policy to include all EVPs and both short-term and long-term incentive compensation upon misconduct and material financial restatement

Our disclosure of our pay programs is not easy to understand	We want to ensure our shareholders and all our stakeholders understand our pay programs and how they align to our performance	We have overhauled our Compensation Discussion and Analysis (CD&A) in order to simplify and clarify the intents and mechanics of our pay programs

Overall, our approach to executive compensation includes several market leading practices: those outlined above and others such as “double-trigger” vesting of long-term incentives upon a change of control, share ownership guidelines, an expanded clawback policy (see page 45), an anti-hedging policy and transparent, robust disclosure.

In the CD&A section (beginning on page 39), we provide more detail on how we measure and compare our performance and clearly demonstrate that should our share price decline, the pay our executives can actually receive declines as well.

This year we believe we clearly demonstrated how our pay aligns to performance and we anticipate your strong support. You can read more about how we pay for performance in our Letter to Shareholders on page 34.

15	Page - BUSINESS OF MEETING

The people named in the enclosed proxy will vote FOR the advisory resolution approving our approach to executive compensation unless you tell them to vote against it.

The text of the resolution to be passed is set out below:

We recommend that you vote FOR the adoption of this resolution to support our approach to executive compensation.

“Be it resolved that on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept the Board’s approach to executive compensation disclosed in this management information circular dated March 18, 2015 delivered in advance of the meeting.”

Other Business

If other matters are properly brought up at the meeting, you (or your proxy holder, if you are voting by proxy) can vote as you see fit. We are not aware of any other items of business to be considered at the meeting.

16	Page - BUSINESS OF MEETING

In this section you can read about:

Director biographies	Page 18

Director compensation	Page 28

Additional information	Page 32

DIRECTOR NOMINEES DIRECTORS: 80% independent DIVERSITY: 20% women DIRECTOR SHARE OWNERSHIP: 3 times annual retainer and after-tax value of RSUs

17	Page - DIRECTOR NOMINEES

DIRECTOR BIOGRAPHIES

Following is a complete biography for each director nominee for election at the meeting. All other director information can be found in this section under the heading “Director Compensation” starting at page 28 or in the section entitled “Corporate Governance”. Market values of the common shares listed in the biographies below are calculated using the closing prices of the common shares on the TSX on December 31, 2014 and December 30, 2013 of C$21.51 and C$23.04, respectively, and converted to US dollars at the exchange rate of C$1.00 = $0.9054 and C$1.00 = $0.9710 for the years ended December 31, 2014 and December 31, 2013, respectively.

John P. Bell

Age: 76          Home: British Columbia, Canada

Director since: February 2005

Independent

Member – Governance Committee

Chair – Sustainability Committee

Areas of expertise:

›      Environment, safety and sustainability

›      Human resources and compensation

›      Social, economic and foreign policy

Current occupation	Independent director and Honorary Consul to the Ivory Coast
Career

Mr. Bell is a former Canadian Ambassador to the Ivory Coast and Brazil. He also served as High Commissioner to Malaysia from 1993 to 1996.

Mr. Bell was special advisor to the Canadian Minister of Foreign Affairs and Head of the Canadian Delegation on environmental issues during the lead-up to the Earth Summit in Rio de Janeiro in June 1992 and was Canada’s chief negotiator at the Earth Summit.

Mr. Bell has been Chief Federal Negotiator for the Indian Affairs and has served on several not-for-profit boards of directors.

Education	Bachelor of Commerce (1962) and an Honorary Doctorate of Laws (1998) from the University of British Columbia
Directorships	Tahoe Resources Inc. (since 2010)
Memberships and awards	Member of the National Association of Corporate Directors (NACD) in the US (since 2011) Member of the Institute of Corporate Directors (ICD) in Canada (since 2005)
Background and experience

Mr. Bell’s background as an ambassador and extensive experience with environmental and regulatory issues in Canada and throughout the world provide to management and the Board valuable insight into the international regulatory and policy developments affecting Goldcorp’s business.

His depth of knowledge in matters relating to the environment and public policy add to the Board’s breadth of experience and further enhance our ability to improve and build upon our environmental and corporate social responsibility policies and activities.

Share Ownership as at December 31, 2014 and 2013
Year	Common shares	Options	Market value	Holding requirement	Meets requirement	Total compensation
2014	38,446	Nil	$748,742	$543,892	✓	$319,995
2013	32,515	Nil	$727,420	$472,316	✓	$266,076

Other matters
Membership	Attendance	Voting results	Other boards	Interlocks
Board	100%	2014 – 99.53% for	Tahoe Resources Inc.	Williamson
Governance	100%	2013 – 99.56% for
Sustainability (Chair)	100%	2012 – 99.72% for

18	Page - DIRECTOR NOMINEES

Beverley A. Briscoe Age: 60 Home: British Columbia, Canada Director since: April 2006 Independent Chair – Audit Committee Member – Sustainability Committee Areas of expertise: › Accounting › Finance
Current occupation	President of Briscoe Management Limited (since 2004)
Career	Ms. Briscoe has extensive industry experience in the transportation and industrial equipment sector. Ms. Briscoe owned a transportation services company from 1997 to 2004 and worked in senior management positions in the heavy equipment industry as Vice President and General Manager of Wajax Industries Ltd. from 1994 to 1997 and as Vice President, Finance for the Rivtow Group of Companies from 1989 to 1994. She also worked as Chief Financial Officer for various operating divisions in The Jim Pattison Group in Canada and Switzerland from 1983 to 1989. She is the past Chair of the Industry Training Authority for BC (2003 – 2007) and past Chair of the BC Forest Safety Council (2008-2009). Ms. Briscoe is currently the Chair of the Audit Committee for the Office of the Superintendents of Financial Institutions.
Education	Bachelor of Commerce degree from the University of British Columbia, 1977
Directorships	Ritchie Bros. Auctioneers Incorporated (Director since 2004, Chairwoman since 2014)
Memberships and awards	Member of NACD in the US (since 2011) Member of ICD in Canada (since 2005) Lifetime Achievement Award at the 12th Annual Influential Women in Business Awards (March 2011) ICD Fellowship Award (2012)
Background and experience

Ms. Briscoe is a Fellow of the Institute of Chartered Accountant and a Fellow of the ICD in Canada. She brings an important range of extensive and diverse financial, accounting and business experience to the Board.

In addition, Ms. Briscoe’s experience managing financial and reporting matters benefits Goldcorp with respect to the issues overseen by the Audit Committee.

Share ownership as at December 31, 2014 and 2013
Year	Common shares	Options	Market value	Holding requirement	Meets requirement	Total compensation
2014	34,438	Nil	$670,685	$543,892	✓	$322,495
2013	28,507	Nil	$637,754	$472,316	✓	$273,076

Other matters
Membership	Attendance	Voting results	Other boards	Interlocks
Board	100%	2014 – 99.61% for	Ritchie Bros. Auctioneers Incorporated	None
Audit (Chair)	100%	2013 – 99.60% for
Sustainability	100%	2012 – 99.79% for

19	Page - DIRECTOR NOMINEES

Peter J. Dey

Age: 74          Home: Ontario, Canada

Director since: June 2006

Independent

Member – Compensation Committee

Chair – Governance Committee

Areas of expertise:

›      Finance

›     Governance

›      Human Resources and Compensation

›      Mergers and Acquisitions

Current occupation	Chairman of Paradigm Capital Inc., an independent investment dealer (since 2005)
Career

Mr. Dey is a well-known senior corporate executive and an experienced corporate director.

He is a former Chairman of the Ontario Securities Commission and former Chairman of Morgan Stanley Canada and he was a Senior Partner of Osler, Hoskin & Harcourt LLP.

In 1994, he chaired the TSX Committee on Corporate Governance and has since been involved with developing global corporate governance standards as Chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum.

Education	Masters of Laws degree from Harvard University, a Bachelor of Laws degree from Dalhousie University and a Bachelor of Science degree from Queen’s University.
Directorships	Granite REIT Inc. (since June 2012)
Memberships and awards

Member of NACD in the US (since 2011)

Member of ICD in Canada (since 2006)

Inaugural recipient of the Peter Dey, Excellence in Governance Award from the Canadian Society of Corporate Secretaries in 2013

Background and experience

Mr. Dey’s intimate familiarity with all aspects of capital markets, financial transactions and domestic and international markets provides value and informed perspective to management and the Board.

His legal experience and work with the TSX and other forums also provides Goldcorp with a significant and enhanced perspective on governance issues.

Share ownership as at December 31, 2014 and 2013
Year	Common shares	Options	Market value	Holding requirement	Meets requirement	Total compensation
2014	35,312	Nil	$687,707	$541,147	✓	$321,495
2013	32,166	Nil	$719,613	$472,316	✓	$269,076

Other matters
Membership	Attendance	Voting results	Other boards	Interlocks
Board	100%	2014 – 99.05% for	Granite REIT Inc.	None
Compensation	100%	2013 – 99.34% for
Governance (Chair)	100%	2012 – 99.92% for

20	Page - DIRECTOR NOMINEES

Douglas M. Holtby

Age: 67          Home: British Columbia, Canada

Director since: February 2005

Independent

Chair – Compensation Committee

Member – Governance Committee

Member – Audit Committee

Areas of expertise:

›      Accounting

›      Consulting

›      Governance

›      Human Resources and Compensation

›      Mergers and Acquisitions

›     Private Equity

Current occupation

Vice-Chairman of the Board and Lead Director (Vice-Chairman and Lead Director) of Goldcorp (since 2006)

Chairman and Director of Silver Wheaton Corp. (since 2009 and 2006, respectively)

President and Chief Executive Officer of Holtby Capital Corporation, a private investment company (since 1998)

Career	From 1974 to 1989, Mr. Holtby was President of Allarcom Limited and from 1982 to 1989, he was President of Allarcom Pay Television Limited. From 1989 to 1996, he was President, Chief Executive Officer and a director of WIC Western International Communications Ltd. and Chairman of Canadian Satellite Communications Inc. From 1998 to 1999, he was a Trustee of ROB.TV and CKVU.
Education	Institute of Chartered Accountants, Alberta, 1972 Chartered Accountant of British Columbia since 2008
Directorships	Silver Wheaton Corp. (since 2006)
Memberships and awards	Member of NACD in the US (since 2011) Member of ICD in Canada (since 2005)
Background and experience

Mr. Holtby is a Fellow of the Institute of Chartered Accountants (since 2008).

His financial sophistication, accounting background, extensive investment and management experience, and business and strategic expertise significantly enhance the skill set of the Board and its committees.

Share ownership as at December 31, 2014 and 2013
Year	Common shares	Options	Market value	Holding requirement	Meets requirement	Total compensation
2014	55,651	Nil	$1,083,812	$843,392	✓	$425,495
2013	52,470	Nil	$1,173,850	$772,187	✓	$364,805

Other matters
Membership	Attendance	Voting results	Other boards	Interlocks
Board	100%	2014 – 99.10% for	Silver Wheaton Corp.	None
Audit and Governance	100%	2013 – 99.55% for
Compensation (Chair)	100%	2012 – 99.72% for

21	Page - DIRECTOR NOMINEES

Charles A. Jeannes

Age: 56          Home: British Columbia, Canada

Director since: May 2009

Non-Independent

Areas of expertise:

›      Sustainability

›     Governance

›      Human Resources and Compensation

›      Mergers and Acquisitions

›     Mining and Exploration

Current occupation	President and CEO of Goldcorp
Career

Mr. Jeannes was appointed President and CEO of Goldcorp effective January 1, 2009. He previously held the role of Executive Vice President, Corporate Development from November 2006 until December 2008.

From 1999 until the completion of the acquisition of Glamis Gold Ltd. (Glamis), he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome Inc. (Placer Dome), as Vice President of Placer Dome North America.

He practiced law from 1983 until 1994 and has broad experience in mining transactions, public and private financing, permitting and international regulation.

Education	Bachelor of Arts degree from the University of Nevada, 1980 Juris Doctor from the University of Arizona School of Law with honours, 1983
Directorships	None
Memberships and awards

Member of NACD in the US (since 2011)

Member of ICD in Canada (since 2014)

Member of The International Council on Mining and Metals (since 2009)

Member of World Gold Council (since 2009)

Member of World Economic Forum (since 2014)

Named 2013 CEO of the Year in BC by Business in Vancouver

Background and experience	Mr. Jeannes brings significant institutional knowledge of Goldcorp’s business to his role as a member of the Board and as the current President and CEO. His business, legal and transactional background, as well as his extensive experience in the mining industry, provides a direct benefit to the Board and valuable insight into all aspects of the management of Goldcorp.

Share ownership as at December 31, 2014 and 2013
Year	Common shares	Market value	Holding requirement	Meets requirement	Total compensation
2014	495,466	$9,649,277	$5,432,400	✓	$8,523,885
2013	438,319	$9,806,003	$5,826,000	✓	$9,898,797

Other matters
Membership	Attendance	Voting results	Other boards	Interlocks
Board	100%	2014 – 99.62% for	None	None
		2013 – 99.45% for
		2012 – 99.73% for

22	Page - DIRECTOR NOMINEES

Clement A. Pelletier

Age: 69          Home: British Columbia, Canada

Director since: May 2014

Independent

Member – Governance Committee

Member – Sustainability Committee

Areas of expertise:

›      Sustainability

›     Metallurgy

›      Mergers and Acquisitions

Current occupation	Senior Technical Advisor with ERM Consultants (since 2014)
Career

Mr. Pelletier is a process chemist/metallurgist by training with 14 years in industry and 34 years in resource-related mine/environmental consulting. During his early years he worked with Inco Limited in the mineral processing and extractive metallurgy area. Later, he worked with US Borax/Rio Tinto in the potash processing and underground mining area. In 1970, he joined Utah International for the development of the Island Copper Mine on Vancouver Island, British Columbia. Here he led the work on the implementation of an engineered system for the placement of tailing on the seafloor of Rupert Inlet. On this project, he led the first major environmental impact statement for a mine in British Columbia. At Island Copper he had a number of roles including Manager of Mining Services, Manager of Administration and Assistant Mine Manager and Manager of Business Development.

Mr. Pelletier has managed the environmental engineering work for a number of Deep Sea Tailings Placement (DSTP) projects for clients including: BHP Billiton, Newmont Mining, Vale S.A./Inco Limited, Glencore Xstrata, Placer Dome/Barrick Gold, Teck, Rio Tinto Borax (formerly known as US Borax) and First Quantum Minerals. He has also managed a number of acid rock drainage studies, industrial water treatment studies, mine closures and qualitative risk assessments. He has managed large EIS and permitting for major projects such as the KSM Project, the Jansen Potash Project, Goro Nickel, the Voisey’s Bay Nickel Project, Escondida, the Ekati Diamond Mine and others. Since 1981 as founder and President of Rescan Group, Mr. Pelletier was involved in the evaluation and development of DSTP systems in Europe, the Americas, Africa and Southeast Asia. Mr. Pelletier has been retained as a consultant to a number of international mining companies, to assist with feasibility studies, conceptual design, project development, environmental licensing, project management, due diligence and risk assessments.

Education	Bachelor of Science in Chemistry/Metallurgy, University of Saskatchewan, 1967
Directorships	Director of BioteQ Environmental Technologies Inc. (since 2000)
Memberships and awards

Fellow of the Canadian Institute of Mining and Metallurgy (CIMM)

CIMM Distinguished Lecturer Award and CIMM Silver Medal for Distinguished Service to Mining Industry

Technology Transfer Award from the Indonesian Department of Minerals and Energy for DSTP

Member of NACD in the US and Member of ICD in Canada (each since 2014)

Background and experience	Mr. Pelletier’s extensive experience in the industry and environmental and technical expertise provides valuable insight and makes him a significant resource to both the Board and management.

Share ownership as at December 31, 2014 and 2013
Year	Common shares	Options	Market value	Holding requirement	Meets requirement	Total compensation
2014	10,931	Nil	$212,883	$543,892	N/A [1]	$260,162
2013	5,000	Nil	$111,859	N/A	N/A [1]	N/A

Other matters
Membership	Attendance	Voting results	Other boards	Interlocks
Board	100%	2014 – 99.62%	BioteQ Environmental Technologies Inc.	None
Governance	100%	2013 – N/A
Sustainability	100%	2012 – N/A

Note:

1.	Mr. Pelletier has until December 31, 2019 to satisfy the minimum shareholding requirement.

23	Page - DIRECTOR NOMINEES

P. Randy Reifel

Age: 62          Home: British Columbia, Canada

Director since: November 2006

Independent

Member – Compensation Committee

Member – Sustainability Committee

Areas of expertise:

›      Human Resources and Compensation

›      Mergers and Acquisitions

›     Mineral Exploration

Current occupation	President of Chesapeake Gold Corp. (since 2012)
Career

Mr. Reifel is President and a director of Chesapeake Gold Corp., a company that explores for precious metals in Mexico and Central America.

Mr. Reifel was appointed to the Board in November 2006. Prior to that, he had been a director of Glamis since June 2002 following the acquisition of Francisco Gold Corp.

In 1993, Mr. Reifel founded and served as President and a director of Francisco Gold Corp. which discovered the El Sauzal gold deposit in Mexico and the Marlin gold deposit in Guatemala.

Education	Bachelor of Commerce degree from the University of British Columbia, 1976 Masters of Science degree in Business Administration from the University of British Columbia, 1978
Directorships	Chesapeake Gold Corp. (since 2002) Gunpoint Exploration Ltd. (since 2010)
Memberships and awards	Member of NACD in the US (since 2011) Member of ICD in Canada (since 2014)
Background and experience	Mr. Reifel’s extensive experience in the mining industry, coupled with his background in precious metals exploration and project development, combine to provide valuable industry insight and perspective to both the Board and management.

Share ownership as at December 31, 2014 and 2013
Year	Common shares	Options	Market value	Holding requirement	Meets requirement	Total compensation
2014	4,042,244	Nil	$78,723,324	$543,892	✓	$317,495
2013	4,036,313	Nil	$90,299,749	$472,316	✓	$250,076

Other matters
Membership	Attendance	Voting results	Other boards	Interlocks
Board	100%	2014 – 99.10% for	Chesapeake Gold Corp. Gunpoint Exploration Ltd.	None
Compensation	100%	2013 – 99.48% for
Sustainability	100%	2012 – 98.20% for

24	Page - DIRECTOR NOMINEES

Ian W. Telfer Age: 68 Home: British Columbia, Canada Director since: February 2005 Non-Independent Areas of expertise: › Accounting › Finance › Mergers and Acquisitions › Mining
Current occupation	Chairman of Goldcorp (since 2006)
Career

Mr. Telfer was appointed Chairman of Goldcorp effective November 15, 2006 and served as Chairman of the World Gold Council from December 2009 to June 2013. Prior to that he was President and CEO of Goldcorp since March 17, 2005 and Chairman and CEO of Wheaton River Minerals Ltd. prior to such time since September 2001.

Mr. Telfer is also the co-founder and Director of Renaissance Oil Corp.

Education	Bachelor of Arts degree from the University of Toronto, 1968 Masters in Business Administration from the University of Ottawa, 1976
Directorships	Renaissance Oil Corp. (since 2011) Catalyst Copper Corp. (since 2014)
Memberships and awards	Member of NACD in the US (since 2011) Member of ICD in Canada (since 2014) Inducted into the Canadian Mining Hall of Fame (January 2015)
Background and experience

Mr. Telfer has over 30 years of experience in the precious metals business. He has served as a director and/or officer of several Canadian and international companies.

Mr. Telfer is a Fellow of the Institute of Chartered Accountants.

Mr. Telfer’s extensive experience in the mining industry provides a direct benefit to both the functionality of the Board and to our shareholders.

Share ownership as at December 31, 2014 and 2013
Year	Common shares	Options	Market value	Holding requirement	Meets requirement		Total compensation
2014	147,651	503,333	$2,875,526	$2,829,892	✓		$1,017,638
2013	91,720	553,333	$2,051,945	$3,087,000		No [1]	$1,079,420

Other matters
Membership	Attendance	Voting results	Other boards	Interlocks
Board	100%	2014 – 98.89% for	Renaissance Oil Corp. Catalyst Copper Corp.	None
		2013 – 98.56% for
		2012 – 98.74% for

Note:

1.	As of December 31, 2012, Mr. Telfer’s share ownership value had fallen below the minimum shareholding requirement due to a decrease in our share price. Under our policy, he had until December 31, 2014 to meet the minimum shareholding requirement again. On December 8, 2014, Mr. Telfer exercised 50,000 stock options in order to increase his shareholdings of Goldcorp to meet the minimum shareholding requirement.

25	Page - DIRECTOR NOMINEES

Blanca Treviño

Age: 55         Home: Leon, Mexico

Director since: February 2012

Independent

Member – Audit Committee

Member – Governance Committee

Areas of expertise:

›     Information Technology

›      Finance

›     Human Resources and Compensation

›      Mergers and Acquisitions

Current occupation	President and Chief Executive Officer of Softtek S.A. de C.V. (Softtek)
Career	Under her leadership, Softtek has become a leading information technology services company in Latin America. As President, Ms. Treviño has positioned Softtek as a key part of Mexico, opening its doors to the US as a provider of information and technology (IT) services. This shaped what is known today as Nearshore, Softtek’s trademarked delivery model, and a term widely used in the industry to define outsourcing services provided by countries within close proximity. Ms. Treviño has been a board member for several universities and non-profit organizations.
Education	Bachelor in Computer Science from the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM), 1981
Directorships	Director of Wal-Mart de México SAB de CV (since 2006)
Memberships and awards

Member of NACD in the US (since 2012)

Member of ICD in Canada (since 2014)

Ms. Treviño was the first woman to be inducted into the prestigious IAOP (International Association of Outsourcing Providers) Outsourcing Hall of Fame

Named one of the Top 25 Businesswomen by The Latin Business Chronicle

Rising Star on Fortune’s list of the 50 Most Powerful Women

Named Mexico’s Woman of the Year by the National Women of the Year Foundation (2014)

Background and experience

Throughout her 25-year career, Ms. Treviño has gained international recognition as a promoter of the IT services industry in and from emerging countries. To help increase the participation of Latin America in the IT field, Ms. Treviño has collaborated with various governments in the early strategies of development. She has also been a frequent presenter in national and international forums related to entrepreneurialism, IT and the role of women in business. She has participated in forums at the World Bank, Inter-American Development Bank, Kellogg School of Management, Harvard Business School and London Business School.

Beyond the IT industry, she is identified by several media publications as one of the most influential executives in Mexico and Latin America. Ms. Treviño’s significant experience in the IT industry, coupled with her experience as an entrepreneur, bring important insight to both the Board and management.

Share ownership as at December 31, 2014 and 2013
Year	Common shares	Options	Market value	Holding requirement	Meets requirement	Total compensation
2014	11,401	Nil	$222,036	$543,892	N/A 1	$293,495
2013	5,470	Nil	$122,374	$475,120	N/A 1	$240,330

Other matters
Membership	Attendance	Voting results	Other boards	Interlocks
Board	91%	2014 – 99.47% for	Wal-Mart de México SAB de CV	None
Audit	100%	2013 – 99.54% for
Governance	100%	2012 – 99.18% for

Note:

1.	Ms. Treviño has until December 31, 2017 to satisfy the minimum shareholding requirement.

26	Page - DIRECTOR NOMINEES

Kenneth F. Williamson

Age: 67         Home: Ontario, Canada

Director since: November 2006

Independent

Member – Audit Committee

Member – Compensation Committee

Areas of expertise:

›     Finance

›      Human Resources and Compensation

›      Mergers and Acquisitions

Current occupation	Independent consultant
Career

Mr. Williamson was appointed to the Board in November 2006. Prior to that, Mr. Williamson had been a director of Glamis since 1999.

He was Vice-Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada Inc. from 1993 to 1998. Prior to that, he worked at Walwyn/Merrill in investment banking with increasing responsibility and titles since 1980.

Mr. Williamson has been a director of a number of companies in the natural resource sector.

Education	Bachelor of Applied Science (P.Eng.) degree from the University of Toronto, 1970 Masters in Business Administration from the University of Western Ontario, 1973
Directorships	Tahoe Resources Inc. (since 2010)
Memberships and awards	Member of NACD in the US (since 2011) Member of ICD in Canada (since 2014)
Background and experience

Mr. Williamson has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the US and Europe.

Mr. Williamson’s experience in the investment banking and natural resources industries, in both domestic and international markets, combined with his knowledge of commodities and securities markets, provides the Board with valuable insight and perspective on these issues. In addition, Mr. Williamson brings valuable financial expertise and understanding to the Board.

Share ownership as at December 31, 2014 and 2013
Year	Common shares	Options	Market value	Holding requirement	Meets requirement	Total compensation
2014	54,441	Nil	$1,060,247	$541,147	✓	$309,995
2013	48,510	Nil	$1,085,258	$472,316	✓	$250,076

Other matters
Membership	Attendance	Voting results	Other boards	Interlocks
Board	100%	2014 – 99.55% for	Tahoe Resources Inc.	Bell
Audit	100%	2013 – 99.57% for
Compensation	100%	2012 – 99.73% for

27	Page - DIRECTOR NOMINEES

DIRECTOR COMPENSATION

Philosophy, Objectives and Process

The philosophy and benchmarking for director compensation is the same as for Goldcorp’s executive compensation, as discussed on page 51. Our objectives are to attract and retain directors of a quality and nature that will enhance our sustainable profitability and growth. Director compensation is intended to provide an appropriate level of remuneration considering the experience, responsibilities, time requirements and accountability of their roles.

The Board meets annually (usually prior to the annual meeting of shareholders) to receive recommendations from the Governance and Compensation Committees regarding the adequacy and form of directors’ compensation. The Compensation Committee believes that our approach to director compensation provides for competitive and reasonable compensation levels.

No changes have been made to the cash compensation paid to the directors of Goldcorp since 2011. In April 2014, the Governance and Compensation Committees made a recommendation to the Board to cap the dollar value of the restricted share units awarded to each non-executive director at $150,000 to align with current market practice. Shareholders will be asked to approve this amendment at the meeting. See “Business of Meeting – Amendments to Restricted Share Unit Plan”.

Fees and Retainers

All non-executive directors receive meeting fees, annual retainers, annual restricted share unit grants and travel expense disbursements for their service on the Board. Mr. Jeannes, who is an employee, does not receive any additional compensation for serving on the Board.

Mr. Dan Rovig retired from the Board on May 1, 2014, was paid the pro-rated amount of $33,333 as a retainer for the year ended December 31, 2014 and was not granted restricted share units in 2014.

Fees and Retainers

Role	Amount	Individual
Chairman	$862,000 (C$1,000,000) annual retainer paid quarterly $150,000 equity award (5,931 RSUs)	Telfer
Vice-Chairman and Lead Director	$200,000 annual retainer paid quarterly $150,000 equity award (5,931 RSUs)	Holtby
Non-executive director annual retainer and RSUs	$100,000 annual retainer paid quarterly $150,000 equity award (5,931 RSUs)	Bell Briscoe Dey Pelletier Reifel Treviño Williamson
Audit Committee Chair	$20,000	Briscoe
Compensation Committee Chair	$20,000	Holtby
Governance Committee Chair	$10,000	Dey
Sustainability Committee Chair	$10,000	Bell
Board meeting fee	$1,500 per day for each Board or committee meeting attended	All non-executive directors excluding Chairman
Travel expenses	$1,500 per day of travel to a maximum of two days per Board or committee meeting attended	All non-executive directors excluding Chairman

28	Page - DIRECTOR NOMINEES

Director Compensation Table

Non-Executive Director Compensation During 2014

Director	Fees Earned	Share-Based Awards [1]	Option- Based Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
	($)	($)	($)	($)	($)	($)
Bell	170,000	149,995	Nil	Nil	Nil	319,995
Briscoe	172,500	149,995			Nil	322,495
Dey	171,500	149,995			Nil	321,495
Holtby	275,500	149,995			Nil	425,495
Pelletier	110,167	149,995			Nil	260,162
Reifel	167,500	149,995			Nil	317,495
Rovig [2]	72,333	Nil			Nil	72,333
Telfer	862,000 [3]	149,995			5,643 [4]	1,017,638
Treviño	143,500	149,995			Nil	293,495
Williamson	160,000	149,995			Nil	309,995
Totals	2,305,000	1,349,955			5,643	3,660,598

Notes:

1.	These amounts represent the value of the RSUs granted to the respective non-executive director. These amounts were calculated by multiplying the number of RSUs granted (5,931 each) by $25.29 (based on the closing price of the common shares on the TSX on May 6, 2014 of C$27.54 and converted to US dollars at the exchange rate on May 6, 2014 of C$1.00 = $0.9183).
2.	Mr. Rovig retired from the Board on May 1, 2014.
3.	Converted to US dollars at the exchange rate on December 31, 2014 of C$1.00 = $0.8620.
4.	This amount represents benefit premiums paid by Goldcorp for Mr. Telfer. Mr. Telfer’s benefit premium was C$6,233 and converted to US dollars at the exchange rate for 2014 of C$1.00 = $0.9054.

Fees Earned During 2014

Fees Earned by Non-Executive Directors During 2014

Director	Board Annual Retainer	Committee Chair Retainer	Aggregate Board Attendance Fee [1]	Aggregate Committee Attendance Fee [2]	Aggregate Mine Site and Workshop Fee [3]	Aggregate Travel Fee	Total Fees
	($)	($)	($)	($)	($)	($)	($)
Bell	100,000	10,000	16,500	19,500	9,000	15,000	170,000
Briscoe	100,000	20,000	16,500	13,500	7,500	15,000	172,500
Dey	100,000	10,000	16,500	27,000	Nil	18,000	171,500
Holtby	200,000	20,000	16,500	27,000	3,000	9,000	275,500
Pelletier [4]	66,667	Nil	9,000	18,000	4,500	12,000	110,167
Reifel	100,000	Nil	16,500	27,000	9,000	15,000	167,500
Rovig [5]	33,333	Nil	9,000	13,500	4,500	12,000	72,333
Telfer [6]	862,000	Nil	Nil	Nil	Nil	Nil	862,000
Treviño	100,000	Nil	15,000	16,500	Nil	12,000	143,500
Williamson	100,000	Nil	16,500	25,500	Nil	18,000	160,000
Totals	1,762,000	60,000	132,000	187,500	37,500	126,000	2,305,000

Notes:

1.	Directors were compensated based on 10 Board meetings held during the year ended December 31, 2014.
2.	Includes committee meetings attended by invitation.
3.	These include mine visits to the San Martin mine (Honduras), the Marlin mine (Guatemala), the Los Filos mine (Mexico) and the El Sauzal mine (Mexico).

29	Page - DIRECTOR NOMINEES

4.	Mr. Pelletier was paid the pro-rated amount of $66,667 as his annual retainer and $9,000 in attendance fees to reflect his appointment to the Board on May 1, 2014, based on his attendance of five Board meetings, plus one additional attendance prior to his appointment as a Board member.
5.	Mr. Rovig, who retired from the Board on May 1, 2014, was paid the pro-rated amount of $33,333 as a retainer for the year ended December 31, 2014 and was not granted RSUs in 2014.
6.	Mr. Telfer attended 10 Board meetings and 12 committee meetings but did not receive additional compensation.

Equity-Based Compensation Awards

In accordance with best practices guidelines, we stopped granting stock options to non-executive directors in 2005. No future stock option grants to non-executive directors are planned.

Outstanding Option-Based Awards and Share-Based Awards as of December 31, 2014

Director	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised Options [1] (#)	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the- money Options [2] ($)	Number of Common Shares or Units of Common Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested ($)	Market or Payout Value of Share-Based Awards not Paid Out or Distributed ($)
Telfer	203,333 [3] 300,000	C$19.23 C$30.95	June 29, 2015 June 28, 2016	$419,743 Nil	Nil Nil	N/A N/A	N/A N/A
All other non- executive directors	Nil	N/A	N/A	N/A	Nil	N/A	N/A

Notes:

1.	These stock options were granted to Mr. Telfer while he was the President and CEO of Goldcorp.
2.	Calculated using the deemed price of $19.48 (being the closing price of the common shares on the TSX on December 31, 2014 of C$21.51 and converted to US dollars at the exchange rate for 2014 of C$1.00 = $0.9054) and subtracting the exercise price of in-the-money stock options. These stock options have not been, and might never be, exercised. Actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.
3.	Subsequent to year end, Mr. Telfer exercised these stock options.

Option Exercises by Directors During 2014

	Number of Options Exercised	Option Exercise Price		Implied Value Realized ($) [1]
Telfer	50,000	C$	19.23	142,148

Note:

1.	Calculated using the deemed price of $20.25 (being the closing price of the common shares on the TSX on December 8, 2014 of C$22.37, the date the common shares were acquired on exercise of the stock options, and converted to US dollars at the exchange rate for 2014 of C$1.00 = $0.9054) and subtracting the exercise price.

30	Page - DIRECTOR NOMINEES

Value Vested or Earned During 2014

Director	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($) [1]	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Bell	Nil	149,995	Nil
Briscoe		149,995
Dey		149,995
Holtby		149,995
Pelletier		149,995
Reifel		149,995
Telfer		149,995
Treviño		149,995
Williamson		149,995

Note:

1.	These amounts represent the value of the RSUs granted to the respective non-executive director. These amounts were calculated by multiplying the number of RSUs granted (5,931 each) by $25.29 (based on the closing price of the common shares on the TSX on May 6, 2014 of C$27.54 and converted to US dollars at the exchange rate on May 6, 2014 of C$1.00 = $0.9183).

Other Compensation Arrangements

Mr. Telfer’s employment agreement for serving as Chairman provides for a retiring allowance if he leaves Goldcorp of $5,432,400 (C$6,000,000 converted to US dollars at the exchange rate for 2014 of C$1.00 = US$0.9054).

Any stock options held by Mr. Telfer may be exercised until the earlier of (i) the expiry date of the stock options, or (ii) the date which is 36 months from his termination date.

In addition, he continues to be entitled to participate, at the expense of Goldcorp, in our health and medical plans (or pay for equivalent coverage if not permitted under our current plan), until the earlier of obtaining alternate coverage under the terms of any new employment or the third anniversary of the termination date.

We pay benefit premiums on behalf of Mr. Telfer. The premiums paid during the year ended December 31, 2014 were $5,643.

31	Page - DIRECTOR NOMINEES

ADDITIONAL INFORMATION

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Area	Any Director
Cease trade orders – Now or within the past 10 years, has any director been a director, CEO or CFO of any company that was subject to a cease trade order while the person acted in that capacity or because of an event the occurred while the person acted in that capacity?	None
Bankruptcy – Now or within the past 10 years, has any director been a director or executive officer of any company that was or has become bankrupt, had bankruptcy proceedings started against it, had an arrangement with creditors or had a receiver appointed while the person acted in that capacity or because of an event the occurred while the person acted in that capacity?	Dey [1]
Penalties and sanctions – Has any director been subject to any penalties or sanctions imposed by a court or securities regulatory authority or entered into a settlement agreement with a securities regulatory authority or had other sanctions or penalties a shareholder may consider important when voting for a director?	Telfer [2]

  Notes:

1.	Mr. Dey ceased to be a director of the Chicago Sun Times in 2008. On March 31, 2009, the company filed for Chapter 11 bankruptcy.
2.	Mr. Telfer entered into a settlement agreement with staff of the Ontario Securities Commission in September 2013 with respect to allegations that he acted contrary to the public interest in connection with a private share transaction in 2008. Mr. Telfer cooperated fully with staff and, pursuant to the settlement agreement, Mr. Telfer was reprimanded, gave certain undertakings and paid C$200,000 towards the costs of staff’s investigation.

Directors’ and Officers’ Insurance

Liability Insurance

We maintain an insurance policy for directors’ and officers’ liability. It provides coverage for costs incurred to defend and settle claims against directors or officers up to an annual limit of $175 million. The cost of coverage for 2014 was approximately $1,754,435.

Directors and officers do not pay any portion of the premiums. No claims were made or became payable in 2014.

Fiduciary Liability Insurance

We maintain an insurance policy for directors’ and officers’ fiduciary liability. It provides coverage for costs incurred to defend and settle claims against Goldcorp, our directors, officers and employees for breach of fiduciary duty regarding company sponsored plans, such as our savings and pension plans.

This policy has an annual limit of $15 million with a $100,000 deductible for each claim. The cost of coverage for 2014 was approximately $34,745. Directors and officers do not pay any portion of the premiums. No claims were made or became payable in 2014.

Director and Officer Indebtedness

We do not make loans to our directors or officers. Accordingly, there are no loans outstanding to any of them.

32	Page - DIRECTOR NOMINEES

  In this section you can read about:

Letter to shareholders	Page 34

Compensation governance	Page 36

Compensation overview	Page 37

COMPENSATION

EXECUTIVE SUMMARY

SHAREHOLDER

EXPERIENCE LINK:

If share price
declines,
executive pay

declines

BASE SALARIES:

Frozen for all
officers

PERFORMANCE DRIVERS:

Safety, safe production, cost management, financial
discipline

33	Page - COMPENSATION EXECUTIVE SUMMARY

LETTER TO SHAREHOLDERS

Fellow Shareholders,

Our Board and Compensation Committee ensure that our executive pay programs are designed to pay for performance, while allowing Goldcorp to attract and retain the talent that is essential to Goldcorp’s long-term strategy. The Board and the Compensation Committee believe in providing clear and comprehensive disclosure to help you understand how (i) Goldcorp’s compensation plans are structured, (ii) Goldcorp assesses performance, and (iii) this performance leads to pay outcomes that are aligned with our shareholders’ experience.

This letter provides an overview of how the Compensation Committee assessed performance in 2014 and the highlights of Goldcorp’s CEO pay decisions for 2014. The Board and the Compensation Committee also review our 2014 say on pay results (based on compensation paid to Goldcorp’s executives during the year ended December 31, 2013) and subsequent shareholder engagement activities and resulting initiatives. Finally, the Board and the Compensation Committee outline key changes to the program for 2015 that are expected to further strengthen our pay for performance alignment.

Goldcorp’s Performance in 2014

During 2014, Goldcorp remained focused on our strategy to generate superior returns from high quality assets, by focusing on safe, low-cost gold production in relatively low-risk jurisdictions, while providing our shareholders with full exposure to the gold price. In 2014, Goldcorp (i) enhanced our focus on safety and, with the introduction of a specific “Fighting Fatalities” initiative, Goldcorp achieved our primary corporate objective of zero fatalities, (ii) increased gold production to a company-record 2.87 million ounces1, and (iii) maintained our growth pipeline, delivering two new high quality, low-cost mines.

However, Goldcorp had disappointments and challenges. Goldcorp (i) experienced operational challenges which impacted our ability to achieve our safe production market guidance of 2.95 to 3.1 million ounces, (ii) incurred a $2.3 billion write down of our Cerro Negro asset in Argentina, and (iii) saw commercial production at our Éléonore mine in Québec, Canada delayed by three months. For further information on our 2014 performance please refer to pages i and ii of the Executive Summary and pages 47-52.

2014 was another difficult year for gold company shareholders. Goldcorp’s Total Shareholder Return, while negative (-13.27%) nevertheless compared favourably against our performance peer group. Goldcorp’s one-year Total Shareholder Return on the TSX for the year ended December 31, 2014 was above the median of -18.51%, and our three-year Total Shareholder Return of -23.57% was close to the top quartile of -23.42% (a list of our performance peer group and further detail on our relative performance appears on page 47 in the CD&A section that follows this letter. Details with respect to the calculation of Total Shareholder Return used in this paragraph appear on page 47 of the CD&A).

2014 Say on Pay & Shareholder Engagement

At the annual and special meeting of shareholders held on May 1, 2014, Goldcorp’s advisory “say on pay” resolution received the support of approximately 74.8% of the votes cast, compared to 97.1% in 2013. This result was a disappointment to us, as both the Board and management of Goldcorp have been and remain deeply committed to Goldcorp’s success and the creation of value for our shareholders, and to the alignment of executive pay with company performance. The votes “against” made it clear to Goldcorp that, notwithstanding our commitment to communicate clearly with shareholders, we have work to do. Specifically, we need to fully explain the Board’s comprehensive approach to assessing performance for the purposes of determining our executives’ compensation, and we need to demonstrate the direct impact Goldcorp’s performance has on our executives’ compensation. Our new CD&A section immediately following this letter provides this information. Please refer to the Advisory Vote on Executive Compensation section on page 14 for further details on our outreach to shareholders and the resulting actions taken by Goldcorp.

[1]	Goldcorp has included this non-GAAP performance measure on an attributable basis (Goldcorp’s ownership proportion of our joint ventures, Pueblo Viejo and Alumbrera). For further details regarding non-GAAP measures, please see “Non-GAAP Measures Advisory” on page 173.

34	Page - COMPENSATION EXECUTIVE SUMMARY

2014 CEO Compensation and Link to Performance

After reviewing both Goldcorp’s and our CEO’s performance in 2014, and reflecting upon the results of Goldcorp’s corporate scorecard, the Board awarded a short-term incentive plan payout of approximately 80% of target ($1.2 million), a decline of 40% from 2013 ($1.9 million). The CEO’s total direct compensation was approximately $7.9 million for the year, down from $9.4 million in 2013. Salary and long-term incentives remained at the same level as for 2013, decreasing in US dollar terms.

Over the past three years, the value of our CEO’s “take home pay” (annual salary, actual bonuses and equity plan payouts), together with the annual increase or decrease in his equity value, has amounted to less than 40% of his total reported compensation. As a result, we believe that our CEO’s compensation is sensitive to our performance and is aligned with our shareholders’ experience. For further details, please see page 73.

Compensation Changes for 2015 and Beyond

As part of Goldcorp’s ongoing review of our compensation programs, and consistent with our commitment to performance, the Board approved a number of changes to our executive compensation programs for 2015 which further strengthen the alignment between pay and performance. Among other changes, the Board and the Compensation Committee increased the use of performance share units in the executives’ long-term incentive mix, expanded our clawback provisions and extended our share ownership guidelines. We provide further details on these changes throughout the CD&A. For a summary, please refer to page ii of the Executive Summary.

Conclusion

The Board and the executive team of Goldcorp remain committed to moving your company forward with one clear priority: delivering superior growth and performance for you, our shareholders. The Board has the utmost confidence in the talent and determination of the executive team as we work to continue to execute on our strategy and deliver improved results.

The Board is also committed to ensuring the link between executive compensation and shareholder value creation is strong. We are confident that the changes to our programs enhance this alignment. We remain committed to improving our compensation and disclosure practices, and we will continue to re-evaluate our current practices and monitor emerging best practices.

On behalf of the Board and the Compensation Committee, we thank you for taking the time to read our disclosure and encourage you to vote in favour of our approach to executive compensation.

Sincerely,

“Ian W. Telfer”	“Douglas M. Holtby”

Chairman of the Board	Chair of the Compensation Committee

35	Page - COMPENSATION EXECUTIVE SUMMARY

COMPENSATION GOVERNANCE

2014 Named Executive Officers

Name	Title
Charles A. Jeannes	President and CEO
Lindsay A. Hall	Executive Vice President and Chief Financial Officer (CFO)
Charlene A. Ripley	Executive Vice President and General Counsel
George R. Burns	Executive Vice President and Chief Operating Officer (COO)
Russell D. Ball	Executive Vice President, Corporate Development and Capital Management

In this circular, we refer to Goldcorp’s named executive officers as executives.

Below are some of the key policies and processes in place to ensure good governance over our executive compensation practices.

Our Compensation Practices

Pay for performance – 84% of the compensation for the CEO is at-risk pay – variable, contingent on performance and not guaranteed	Page 54
Robust performance metrics – we review our performance goals for our annual and long-term incentive awards to ensure the objectives and metrics focus our executives on the right activities and provide an important assessment of our performance	Page 56
Review of Pay Comparator Group – our pay comparator group is reviewed annually by the Compensation Committee and adjusted, when necessary, to ensure that its composition remains a relevant and appropriate comparison for our executive compensation program	Page 51
Caps on incentive payouts – no matter what the results are, payouts under our short-term incentive plan and number of performance share units vesting in our performance share unit plan cannot exceed 200% of target	Pages 59 and 61
Meaningful share ownership guidelines – our CEO and EVPs must own common shares in Goldcorp worth at least two times the value of their base salary (four times for the CEO). This alignment with shareholders is further reinforced by the requirement that ownership be fulfilled with actual common shares (i.e., we do not include unvested restricted share units, performance share units or unexercised stock options toward ownership requirements)	Page 85
Clawback of compensation – our policy now covers the CEO, CFO and EVPs and is applicable to both short-term and long-term incentives	Page 45
No hedging – directors, executives and employees are prohibited from hedging our securities that they beneficially own, directly or directly, or exercise control or direction over	Page 46
Double triggers – severance provisions in our employment agreements and long-term incentive plans only trigger when there is both a change of control and a termination of employment	Page 94
Employment agreements – we use employment agreements to protect proprietary knowledge obtained while at Goldcorp	Page 94
Comprehensive management of compensation risk – we implement processes throughout our compensation programs to ensure they do not encourage excessive risk taking	Page 45
Independent advice – the Compensation Committee has its own independent advisor	Page 42
No tax gross-ups – we don’t provide additional pay to our executives to minimize or equalize tax treatment

36	Page - COMPENSATION EXECUTIVE SUMMARY

COMPENSATION OVERVIEW

2014 Compensation

On behalf of the Board, the Compensation Committee is pleased to present to you our 2014 executive compensation program.

›	Salaries were frozen for the 2014 calendar year for our executives (see page 54).

›	Regarding our short-term incentive plan, a thorough review of our corporate scorecard metrics and target setting was undertaken in addition to the personal objective setting process for our executive management team to reinforce our commitment to deliver superior returns for our shareholders (see page 55).

›	Corporate scorecard result was below target at 74% demonstrating the integrity of our short-term incentive plan governance thus aligning bonuses with performance (see page 58).

›	Despite Goldcorp’s Total Shareholder Return outperformance relative to the Global Gold Index of 8.26%, we experienced negative Absolute Total Shareholder Return (as defined on page 61) during the three-year performance period for 2011 to 2014 (see page 63). Therefore, no multiplier was applied to the performance share units that vested and were paid in February 2014 from the 2011 grants.

37	Page - COMPENSATION EXECUTIVE SUMMARY

Decisions Made for 2015

Long-term incentive mix	Increased proportion of performance share units to 50% for the CEO and EVPs (from 33.3%) while reducing the proportion of stock option grants	To focus executives on relative and absolute long-term share price outperformance

Short-term incentive plan	Increased rigor by adopting clearly articulated objective milestones for strategic initiatives (weighting of 20%) for all employees	To achieve greater transparency of pay for performance

Base salaries	Frozen for 2015 for CEO, EVPs, SVPs, VPs and MGMs	Financially disciplined approach to compensation and alignment to pay for performance

Clawback provisions	Increased scope of clawback by extending it to all EVPs and to define compensation as including both bonus and long-term incentives	Strong governance to protect the interests of shareholders

Share ownership guidelines	Expanded share ownership requirements (as a multiple of base salary) to include all SVPs, VPs and MGMs	To further align interests of all senior management with shareholders

38	Page - COMPENSATION EXECUTIVE SUMMARY

  In this section you can read about:

Compensation roles and decisions	Page 40

Compensation philosophy and principles	Page 44

Compensation risk management	Page 45

Performance peer group, pay comparator group and pay positioning	Page 47

Compensation elements	Page 53

Retirement and other benefits	Page 66

COMPENSATION DISCUSSION AND ANALYSIS SIX PRINCIPLES OF EXECUTIVE COMPENSATION: Aligned Transparent Strategic Competitive Risk-Sensitive Responsive

39	Page - COMPENSATION DISCUSSION & ANALYSIS

COMPENSATION ROLES AND DECISIONS

2014 Compensation Committee Mandate

DECEMBER Review › Executive management compensation philosophy and guidelines › Provisional short-term incentive score

JANUARY

Review

›      CEO terms of reference; goals and objectives; and, evaluation of compensation policies

›      CEO’s assessment of executive management

›     CD&A

›      Committee terms of reference

›     Management’s assessment of compliance with applicable laws and regulations

Approve

›      Executive management incentive compensation

›      Short-term incentive metrics for year

OCTOBER

Review

›      Compensation policies and guidelines for all employees and materially new or revised programs

›      All stock option, restricted and performance share unit plans and deal with any administration

›      Executive shareholdings relative to guidelines

›      Pension benefits

›     Limit on external boards on which executives may participate

FEBRUARY

Review

›     CEO evaluation and recommend CEO compensation to Board

›      Succession plan for senior executives

›     CD&A to confirm compliance

Approve

›     CEO assessment of executive management and executive management compensation

Conduct

›      Committee self-evaluation

›     Compensation risk assessment

JULY Review › Overall program competitiveness › Agreements (if any) with executive management

APRIL

Review

›      Director compensation, including Chairman and Vice-Chairman and Lead Director

›      Market survey of executive and Board compensation

›     Short-term incentive plan targets

›      Management Pension Committee annual report

Approve

›      Restricted share unit grants to non-executive directors

As needed

›	Review appointment or discharge of any member of executive management

›	Approve quarterly new hire grants

›	Initiate special projects

›	Review management organizational structure and CEO’s proposals for changes

›	Receive proposed membership by executive management on external boards; confirm Goldcorp does not provide indemnity for those appointments

40	Page - COMPENSATION DISCUSSION & ANALYSIS

Decision Making Process

Role of the Compensation Committee

The Compensation Committee reviews, and recommends to the Board, compensation policies and processes and any new incentive compensation and equity compensation plans or changes to such plans.

During 2014, the Compensation Committee, in consultation with its independent consultant, ensured our executive compensation plan was both motivational and competitive while meeting the objectives of our overall compensation programs. They:

›	Reviewed and recommended the compensation philosophy and guidelines for executives to the Board for consideration and approval

›	Reviewed the pay comparator group of equivalent companies, a target competitive positioning for Goldcorp’s executive compensation program and a performance peer group of gold companies to demonstrate the link between pay and performance

›	Reviewed our compensation practices against the pay comparator group

›	Reviewed corporate goals and objectives

›	Made recommendations to the Board on incentive awards, perquisites, remuneration, benefits, stock option and equity-based compensation plans and any other agreements with executives

›	Led the annual review and evaluation of the CEO’s performance and recommended the CEO’s compensation to the Board for approval

Role of the Board

The Board makes final decisions on overall executive compensation, including the CEO’s pay each year. It does so after receiving advice and recommendations from the Compensation Committee. The Board also reviews and discusses the policies and processes followed by the Compensation Committee in making its executive compensation recommendations.

41	Page - COMPENSATION DISCUSSION & ANALYSIS

The Board may use discretion when it makes final executive compensation decisions in order to adjust executive compensation to reflect performance. For example, in granting bonuses for the year ended December 31, 2012, the Board exercised discretion with respect to corporate performance by approving the reduction of the corporate score from 89% to 70% due to weakness in share performance, seismic issues at the Red Lake Gold mine and water issues at the Peñasquito mine which resulted in lower market guidance for annual gold production that year. Due to the improvements we made to our corporate performance scorecard in 2014, the Board believes both corporate and individual performance was accurately reflected in the performance scores this year. As a result, the Board did not exercise its discretion in making executive compensation decisions for 2014; however, in any given year, the Board retains the right to use its discretion to the degree it thinks necessary when it makes final executive compensation decisions in order to increase or decrease executive compensation to reflect performance.

Role of Management

The CEO and other executive officers provide perspectives on the business context and contribute to the compensation decisions each year. During 2014, they made recommendations to:

›	The Board on annual business goals and objectives which provide a structure to align the annual goals and objectives of all executive officers and employees throughout Goldcorp

›	The Compensation Committee on corporate scorecard and strategic initiatives results in the context of the short-term incentive plan

›	The Compensation Committee on executive officers’ base salary adjustments, target annual bonus awards and actual payouts, stock-based grants and long-term incentive grants

›	The Compensation Committee on participation in equity-based compensation plans and amendments to those plans, as necessary

Executive officers, including the CEO, do not make recommendations on their own compensation packages. The Compensation Committee reviews and exercises its discretion and may modify any recommendation from management before advising the Board.

Role of the Compensation Consultants

Independent Consultant

The Compensation Committee has full authority to retain an independent compensation consultant to provide advice. When the Compensation Committee made its decision to engage Hugessen Consulting Inc. (Hugessen), it considered:

›	Whether the consultant provided other services to Goldcorp

›	The policies and procedures of the consultant designed to prevent conflicts of interest

›	Whether the consultant had a business or personal relationship with any member of the Compensation Committee

›	Whether the consultant had a business or personal relationship with any person employing the consultant

›	The fees for the engagement as a percentage of firm revenue

›	Whether the compensation consultant owns any common shares

Hugessen provided a letter to the Compensation Committee confirming their independence and affirming that no senior executive of Hugessen has any business, professional or commercial relationship with Goldcorp or any member of executive management. They have been retained by the Compensation Committee since 2011.

During 2014, Hugessen:

›	Provided advice on executive compensation matters, including information, analyses and advice regarding executive compensation, as described in this circular

›	Completed a year-end review of, and provided input on, executive management’s proposals with respect to the size, mix and design of total direct compensation

42	Page - COMPENSATION DISCUSSION & ANALYSIS

›	Completed a comprehensive review of the CEO’s total direct compensation

›	Provided updates on compensation, governance and regulatory trends

All of the Compensation Committee recommendations to the Board with respect to the amount or form of executive and director compensation are made by the Compensation Committee alone. Those recommendations may reflect factors and considerations other than the information and advice provided by Hugessen.

Management Consultant

Towers Watson, the Canadian division of Towers Watson & Co. (Towers Watson), provides compensation advice and other related services to management each year. They have been retained by Goldcorp since 2007.

During 2014, they provided the following services:

›	Reviewed the market competitiveness of the executive officers’ compensation

›	Reviewed the market competitiveness of the Board’s compensation

›	Prepared a document summarizing trends in governance and executive compensation

›	Updated the compensation program risk assessment (see page 45)

›	Analyzed the pay-for-performance alignment of our executive officers compared to our pay comparator group

›	Reviewed and commented on the management information circular

Compensation Consultant Fees

Consultant	Type of Work	2014 Fees ($) [1]	2013 Fees ($) [2]
Towers Watson	Executive compensation-related fees	190,936	258,543
	Other fees – assistance with employee engagement survey and other general compensation-related work	Nil	224,309
Total		190,936	482,852
Hugessen	Executive compensation-related fees	173,683	143,483
	Other fees	Nil	Nil
Total		173,683	143,483

Notes:

1.	Converted to US dollars at the exchange rate for 2014 of C$1.00 = $0.9054.
2.	Converted to US dollars at the exchange rate for 2013 of C$1.00 = $0.9710.

43	Page - COMPENSATION DISCUSSION & ANALYSIS

COMPENSATION PHILOSOPHY AND PRINCIPLES

At Goldcorp, our long-term strategy is central to all of our business decisions, including decisions around executive compensation. We aim to provide shareholders with superior returns from high quality assets while striving to operate sustainably in a complex global environment.

We balance the need to be competitive within the mining industry to attract the high calibre executives crucial to our success with the need to provide compensation programs that are fair and reasonable from the perspective of our shareholders. We do this by considering the following key objectives, philosophies and goals when designing our executive compensation programs.

These six principles guide Goldcorp’s overall compensation philosophy:

›	Aligned – we use equity-based incentives to align executives’ long-term financial interests with those of our shareholders

›	Transparent – both executives and shareholders understand the executive compensation program – how it works, the goals it seeks to promote and the compensation levels and opportunities provided

›	Strategic – reinforces our business strategy by linking key performance indicators to compensation in both annual and long-term components

›	Competitive – ensures we can recruit and retain experienced, high calibre executives in the highly competitive mining industry, while being fair and reasonable to our shareholders

›	Risk-sensitive – support the management of risk and ensures management’s plans are focused on generating shareholder value within a risk controlled environment

›	Responsive – to the commodity-based cycle by emphasizing operational performance measures over performance measures that are more directly influenced by metals prices

44	Page - COMPENSATION DISCUSSION & ANALYSIS

COMPENSATION RISK MANAGEMENT

Compensation Risk Practices

Every year, the Compensation Committee and the Board each review our business strategy and compensation programs in order to assess and manage compensation risk and consider the implications of any significant shifts in strategy or policies. They also employ a number of specific strategies set out below to identify and manage compensation risk.

Compensation Risk Management At-A-Glance

Portfolio approach to long-term incentives – we incorporate both time and performance vesting features into our performance share units, restricted share units and stock options	Page 53

Balanced Pay Mix/Measures – a balance of fixed/variable and short/long-term incentives provides a high pay-for-performance link and mitigates the risk of encouraging short-term goals at the expense of long-term sustainability and shareholder value	Page 54

Holistic assessment of strategic initiatives – we look at both the quality and sustainability of results on strategic initiatives when we evaluate performance	Page 59

Payout caps – we have maximum payout limits under our short-term incentive (bonus) plan and performance share unit plan	Pages 59 and 61

Overlapping performance cycles – we encourage sustained performance by providing overlapping performance cycles under the performance share unit plan	Page 61

Board discretion – the Board may adjust overall compensation or performance results as they see fit to ensure reasonable performance awards	Page 41

Share Ownership Guidelines – our guidelines align the interests of our executives with the long-term performance of the organization and the interests of shareholders	Page 85

Double trigger vesting of equity upon change of control – equity awards are subject to double trigger vesting, change of control and subsequent termination without cause or good reason, reducing the risk following a change of control	Page 94

To identify any potential risks in the compensation program, during the year ended December 31, 2014, the Compensation Committee engaged Towers Watson to provide the annual update to the risk assessment report originally prepared by Towers Watson in 2012 for the Compensation Committee. The 2014 Report included a risk assessment of Goldcorp’s compensation programs through a qualitative review process that included: pay philosophy and policies; incentive plan design; performance measurement; and governance. Based on the 2014 Report and its annual assessment, the Compensation Committee concluded that there were no significant risks arising from Goldcorp’s compensation policies and practices that are likely to have a material adverse effect on Goldcorp. In forming this conclusion, consideration was given to the limited compensation-related risks within the broader organization, the involvement and authority of the Board in both compensation and risk management oversight and the presence of effective risk mitigating practices in the design of compensation programs.

Clawback of Compensation

The CEO and the CFO have each agreed to have their annual bonus clawed back if our financial statements are restated after a bonus is paid due to fraud, or the misappropriation of funds or other illegal behaviour of the executive. In 2015, the Compensation Committee adopted a formal compensation clawback policy effective January 27, 2015, which was ratified by the Board on February 18, 2015. The policy extends to all Executive Vice Presidents, in addition to the CEO and Chief Financial Officer. This policy, effective for the 2015 fiscal year end, covers both annual bonus and long-term incentives.

45	Page - COMPENSATION DISCUSSION & ANALYSIS

We continue to monitor regulatory developments regarding clawbacks in both Canada and the US and we will review our guidelines accordingly.

Succession Planning

We have a succession plan for our executive management team. Goldcorp also has a leadership development program to instill leadership competencies throughout Goldcorp and to prepare certain senior-level employees for taking on executive positions in the future.

The CEO prepares a succession planning report with respect to the executive management team members and, with the input of his direct reports, prepares a succession planning report for other key positions at Goldcorp. He presents both succession planning reports to the Board.

The Board is responsible for:

›	Ensuring there is an orderly succession plan for the position of President and CEO and ensuring that the CEO has a succession planning process in place for other members of senior management in key positions

›	Reviewing and approving the CEO’s succession planning report

›	Ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the incumbent CEO or any of his direct reports

The Board makes sure there are opportunities for directors to get to know the employees who have been identified as potential executives. They make presentations to the Board and are invited to Goldcorp functions where they can interact with the Board more informally.

Hedging Policy

Directors, officers and employees are prohibited from hedging Goldcorp securities that they beneficially own or exercise control over. This includes a prohibition on trading in publicly-traded options, puts, calls or other derivative instruments related to our securities.

46	Page - COMPENSATION DISCUSSION & ANALYSIS

PERFORMANCE PEER GROUP, PAY COMPARATOR GROUP AND PAY POSITIONING

The Compensation Committee believes it is appropriate to monitor compensation levels by benchmarking against similar companies. In this way, we can ensure our compensation programs are:

›	Competitive in the marketplace for talent

›	Financially disciplined to support the interests of our shareholders

The following section details two comparator groups used by Goldcorp to monitor and benchmark our compensation programs: a performance peer group used to determine our performance relative to our industry peers; and a pay comparator group used to benchmark and review our executive compensation relative to our peers.

Performance Peer Group

“Pay for performance” is a fundamental goal in Goldcorp’s compensation philosophy and we use variable compensation elements to ensure that compensation paid to executives aligns with our performance. In assessing this performance, it is important to review companies who were subject to similar commodity cycle and external market forces to determine our performance relative to our peers.

With the objective of demonstrating more clearly the link between pay and performance, during the year ended December 31, 2014, the Compensation Committee decided to formalize a “performance peer group” in addition to the existing pay comparator group used for benchmarking purposes. The performance peer group consists of 10 senior gold companies who form the majority of the gold producing constituents of the S&P/TSX Global Gold Index1 as at December 31, 2014.

Peer	Stock Exchange Symbol	Revenues ($ millions) [2]	Production (m/oz) [2]		1 Year TSR (Annualized) [3]	3 Year TSR (Annualized) [4]
		FY2014	FY2014		FY2014	FY2014
Agnico Eagle Mines Limited	NYSE:AEM	$1,897	1.429		-6.63%	-10.37%
AngloGold Ashanti	JSE:ANG	$5,218	4.440		-26.14%	-39.55%
Barrick Gold Corporation	TSX:ABX	$10,239	6.250		-38.69%	-35.80%
Eldorado Gold Corp.	TSX:ELD	$1,068	0.789		4.84%	-23.26%
IAMGOLD CORP	TSX:IMG	$1,008	0.844		-20.56%	-42.69%
Kinross Gold Corporation	TSX:K	$3,466	2.710	[5]	-36.44%	-36.21%
Newcrest Mining [6,7]	ASX:NCM	$3,810	2.396		27.22%	-33.12%
Newmont Mining Corporation	NYSE:NEM	$7,292	4.850		-18.51%	-29.25%
Randgold Resources Limited	LSE:RRS	$1,092	1.147		8.96%	-12.64%
Yamana Gold, Inc.	TSX:YRI	$1,835	1.400	[5]	-52.48%	-32.45%
25th Percentile		$1,464	1.147		-31.29%	-36.00%
Median		$3,436	2.396		-18.51%	-32.45%
75th Percentile		$4,514	4.440		-0.89%	-23.42%
Goldcorp	TSX:G	$3,436	2.870		-13.27%	-23.57%
Goldcorp Percentile Rank		50	63		60	70

Notes:

1.	S&P/TSX Global Gold Index is calculated based on a modified market capitalization approach such that no individual company can have a weight in the Index greater than or equal to 25%.
2.	Based on publicly available information of the companies in our performance peer group.
3.	TSR calculated as [Share Price (December 31, 2014) – Share Price (January 1, 2014) + Dividends (January 1, 2014 to December 31, 2014)/Share Price (January 1, 2014)].
4.	TSR calculated as [Share Price (December 31, 2014) – Share Price (January 1, 2012) + Dividends (January 1, 2012 to December 31, 2014)/ Share Price (January 1, 2012)].
5.	On a gold equivalent basis.
6.	Fiscal year end is June 2014.
7.	Converted to US dollars using the exchange rate of A$1.00 = $0.9187.

47	Page - COMPENSATION DISCUSSION & ANALYSIS

In 2014, while the price of gold remained flat, as a commodity it performed stronger compared to other commodities, including oil, copper and silver.

How We Define Performance at Goldcorp

Goal of Outperforming Peers

›	Companies in the mining industry are generally impacted by similar external factors, the price of gold on the commodity markets being one of the most prevalent factors.

Note:

1.	Free cash flow is a non-GAAP measure. For further details regarding non-GAAP financial measures, such as free cash flow, please see “Non-GAAP Measures Advisory” on page 173.

48	Page - COMPENSATION DISCUSSION & ANALYSIS

The chart below shows Goldcorp’s Total Shareholder Return during 2014 declined less than many of those in our performance peer group, as indicated in the chart below, illustrating our belief that on a relative basis we outperformed those same peers on this metric.

Note:

1.	TSR calculated as [Share Price (December 31, 2014) – Share Price (January 1, 2014) + Dividends (January 1, 2014 to December 31, 2014)/Share Price (January 1, 2014)].

Strong Balance Sheet Maintained

›	Goldcorp believes it has been able to maintain a strong balance sheet despite the challenging phase currently being faced by the gold mining industry. We believe that Goldcorp has a strong position in terms of cash and liquidity, with a partially-drawn revolving credit facility.

Source: Internal analysis based on financial information as of December 31, 2014

49	Page - COMPENSATION DISCUSSION & ANALYSIS

All-In Sustaining Costs (AISC)1

›	We use an industry standard AISC metric.

›	In 2014, Goldcorp achieved AISC lower than the median relative to our performance peer group ($949 compared to median of $954) as indicated in the chart below.

Source: Internal Analysis using publicly available information for the companies in our performance peer group

Notes:

1.	AISC includes our sustainable capital spending, operating costs, general and administrative, exploration and other costs.
2.	AISC is not disclosed by Rangold; Yamana does not calculate AISC in the same manner.

Monthly Dividend to Shareholders

›	Goldcorp has paid a monthly dividend to its shareholders since 2003. Since the first quarter of 2010, Goldcorp’s dividend has increased by 233% with a yield of 3.2% as at December 31, 2014.

Notes:

1.	Dividends declared monthly.
2.	Source: Internal Analysis.

[1]	For further details regarding non-GAAP financial measures, such as AISC, please see “Non-GAAP Measures Advisory” on page 173.

50	Page - COMPENSATION DISCUSSION & ANALYSIS

Pay Comparator Group

The competitive positioning of executive compensation is monitored and maintained using a pay comparator group, which is carefully reviewed and approved every year by the Compensation Committee with guidance from Towers Watson. The pay comparator group is selected using, in the opinion of the Compensation Committee, objectively defined criteria. This group reflects Goldcorp’s competitive marketplace in terms of geography, industry, revenue, assets and market capitalization. The Compensation Committee uses the market data as a source of reference when making its recommendations to the Board, while at the same time considering the scope, responsibilities and accountability of our executives, which, at times, can be broader than their respective job titles indicate.

The selection criteria for our pay comparator group were developed in order to achieve the following objectives:

›	Adding a mix of industries and cycles is intended to provide more stability in the market data for salaries used in our benchmarking data

›	Include companies outside our industry that are headquartered in Vancouver

›	Primarily look to North American companies for a more direct comparison of executive pay practices

Goldcorp, therefore, used the following criteria for choosing the pay comparator group:

›	Companies engaged in mining or the resources industry and are headquartered in North America

›	Companies facing similar industry dynamics – that is, capital intensive and subject to commodity price cycles

›	Companies that reflect the competitive marketplace for executive management talent

›	Publicly-traded companies

Benchmarking Positioning

Annually, Towers Watson provides information on compensation levels and programs at both the 50th and 75th percentiles among the pay comparator group. Goldcorp strives to set total direct compensation (i.e., base salary, target bonus and long-term incentives) at no more than the 75th percentile of the pay comparator group being utilized. Given the limited talent supply, recommendations are also validated against different sub-samples taken from the pay comparator group, particularly North American gold mining companies identified below.

51	Page - COMPENSATION DISCUSSION & ANALYSIS

Pay Comparator Group for 2014

Peer	Category	Head Office Location	2014 Revenues [1,2] ($ millions)	2014 Market Capitalization [1,2] ($ millions)	Assets [1,2] ($ millions)
Agnico Eagle Mines Limited	North American Gold Mining	Toronto, Ontario	$1,897	$5,203	$6,841
Agrium Inc.	Canadian Resource Industry	Calgary, Alberta	$16,042	$14,313	$17,108
Barrick Gold Corporation	North American Gold Mining	Toronto, Ontario	$10,239	$13,206	$33,879
Cameco Corporation	Canadian Resource Industry	Saskatoon, Saskatchewan	$2,171	$6,827	$7,671
Canadian Natural Resources Limited	Canadian Resource Industry	Calgary, Alberta	$17,079	$35,489	$54,505
Cenovus Energy Inc.	Canadian Resource Industry	Calgary, Alberta	$17,784	$16,429	$22,359
Cliffs Natural Resources Inc.	North American Other Mining	Cleveland, Ohio	$4,624	$1,094	3,164
Eldorado Gold Corp.	North American Gold Mining	Vancouver, British Columbia	$1,068	$4,585	$7,394
Encana Corporation	Canadian Resource Industry	Calgary, Alberta	$8,019	$10,850	$24,621
Finning International Inc.	Corporate Office Location	Vancouver, British Columbia	$6,263	$3,937	$4,774
Freeport-McMoRan Copper & Gold Inc.	North American Other Mining	Phoenix, Arizona	$21,438	$24,274	$58,795
IAMGOLD Corp.	North American Gold Mining	Toronto, Ontario	$1,008	$1,072	$4,223
Kinross Gold Corporation	North American Gold Mining	Toronto, Ontario	$3,466	$3,378	$8,951
Newmont Mining Corporation	North American Gold Mining	Denver, Colorado	$7,292	$9,427	$24,916
Potash Corp of Saskatchewan Inc.	Canadian Resource Industry	Saskatoon, Saskatchewan	$7,115	$30,854	$17,724
Talisman Energy Inc.	Canadian Resource Industry	Calgary, Alberta	$3,763	$8,537	$17,330
Teck Resources Inc.	North American Other Mining	Vancouver, British Columbia	$7,786	$8,306	$33,354
TELUS Corporation	Corporate Office Location	Vancouver, British Columbia	$10,799	$23,178	$21,021
Yamana Gold Inc.	North American Gold Mining	Toronto, Ontario	$1,835	$3,740	$12,539
25th Percentile			$2,171	$3,937	$7,394
Median			$7,115	$8,537	$17,330
75th Percentile			$10,799	$16,429	$24,916
Goldcorp			$3,436	$15,853	$27,866
Goldcorp Percentile Rank			30	74	77

Notes:

1.	Capitalization is as at December 31, 2014. Revenue and assets are as of fiscal year end according to the most recent financial information publicly available for these companies.
2.	Where necessary, values have been converted to US dollars at the exchange rate for 2014 of C$1.00 = $0.9054.

52	Page - COMPENSATION DISCUSSION & ANALYSIS

COMPENSATION ELEMENTS

Goldcorp’s strategy is to provide a competitive total compensation package. Each element of the package is developed using market data and ensures that we can attract and retain experienced and talented executive management to execute our strategy and deliver superior results for our shareholders.

2014 Pay Elements

53	Page - COMPENSATION DISCUSSION & ANALYSIS

Executive Target Pay Mix

Each of Goldcorp’s executives receives a combination of the three main elements of pay. The “at-risk” component of total compensation is 84% for our CEO and 79% for our Executive Vice Presidents. Approximately 63% of Goldcorp’s executive compensation is in the form of long-term incentives – performance share units, restricted share units and stock options.

Base Salary

An executive’s base salary is targeted between the 50th and 75th percentile of the pay comparator group, depending on the Compensation Committee’s assessment of that executive and the recommendation of the CEO. The CEO does not make a recommendation with respect to his own salary or any other component of his overall compensation. The Compensation Committee has the discretion to recommend a base salary outside of the target range.

The main factor for setting base salaries for the executives is the evaluation of market data for similar positions, particularly at North American gold mining companies from the pay comparator group. Individual rates generally vary based on the following factors:

›	Particular responsibilities related to the position

›	Experience level

›	Overall performance (recent and long-term)

›	Expected future contribution

›	Retention concerns

›	Recommendation of the CEO

The importance of each factor depends on the circumstances of the individual executive and his or her position.

There were no increases in salary for any executive in 2014 or 2015. The Compensation Committee is satisfied that our current base salaries reflect competitive market practices and satisfies the goal of attracting, retaining and motivating key talent.

54	Page - COMPENSATION DISCUSSION & ANALYSIS

2014 Decisions

The Board, based on the recommendation of the Compensation Committee, approved that annual salaries would be held flat for the executives effective as of January 1, 2014 (apparent decreases are due to exchange rate fluctuations).

Executive	2013 Base Salary [1] ($)	2014 Base Salary [2] ($)	Change (%)	Salary Rationale
Jeannes	1,456,500	1,358,100	-7%	No increase awarded due to market conditions.
Hall	851,567	794,036	-7%	No increase awarded due to market conditions.
Ripley	400,538 [3]	497,970	-7%	No increase awarded due to market conditions.
Burns	825,350 [4]	769,590	-7%	No increase awarded due to market conditions.
Ball	438,817 [5]	679,050	-7%	No increase awarded due to market conditions.

Notes:

1.	These amounts were converted to US dollars at the exchange rate for 2013 of C$1.00 = $0.9710.
2.	These amounts were converted to US dollars at the exchange rate for 2014 of C$1.00 = $0.9054.
3.	Reflects pro-rated amount paid in 2013 based on the date of hire of April 1, 2013. Ms. Ripley’s annual salary for 2013 was $534,050.
4.	In February 2013, the Board approved a base salary increase for Mr. Burns from C$750,000 to C$777,000. Following a review of Mr. Burns’ role and responsibilities, in July 2013 the Board approved a recommendation made by the President and CEO to increase Mr. Burns’ salary to C$850,000 which was effective retro-actively to January 1, 2013 and converted to US dollars at the exchange rate for 2013 of C$1.00 = $0.9710.
5.	Reflects pro-rated amount paid in 2013 based on the date of hire of May 27, 2013. Mr. Ball’s annual salary for 2013 was $728,250.

2015 Decisions

On February 18, 2015, the Board, based on the recommendation of the Compensation Committee, approved the following annual salaries for the executives to be effective as of January 1, 2015. These amounts reflect no increase in base salary. Apparent decreases are due to exchange rate fluctuations.

Executive	2015 Base Salary [1] ($)
Jeannes	1,204,350
Hall	704,143
Ripley	441,595
Burns	682,465
Ball	602,175

Note:

1.	These amounts were converted to US dollars at the exchange rate of C$1.00 = $0.8029, the noon exchange rate on February 18, 2015, being the date the base salaries were determined for 2015.

Short-term Incentives (Annual Bonus) and Goals

Bonuses are a variable and “at-risk” element of the total compensation package. The bonus target (percentage of base salary) is developed based on market data for similar positions, namely those of companies in the North American gold mining category (see the Pay Comparator Group on page 51), and ensures Goldcorp remains competitive within its industry.

Two factors are considered when determining the actual bonuses for executives. The first is Goldcorp’s performance against a specific set of performance criteria and the second is the individual performance of each executive.

55	Page - COMPENSATION DISCUSSION & ANALYSIS

Target Bonuses and Performance Weighting

Executive	Minimum (% of Base Salary)	Target (% of Base Salary)	Maximum (% of Base Salary)
Jeannes	0%	125%	250%
Hall	0%	80%	160%
Ripley	0%	80%	160%
Burns	0%	80%	160%
Ball	0%	80%	160%

The corporate performance weighting is intended to be significantly higher than the individual performance weighting in determining the annual bonus in order to ensure the link between the organization’s performance which drives shareholder value, and the bonus paid. The goals for both corporate performance and individual performance are set at the beginning of the year.

Executive	Target (% of Base Salary)	Corporate Performance Weighting	Individual Performance Weighting
CEO	125%	80%	20%
EVPs	80%	70%	30%

Short-term Incentive (STI) Formula

Corporate Performance

The corporate component of the annual incentive program is assessed using key quantifiable metrics within a scorecard that defines how we measure performance at Goldcorp. The performance scorecard and corresponding metrics and targets are reviewed annually to ensure they remain closely aligned with our strategy and market conditions. The performance scorecard is approved by the Compensation Committee at the beginning of each year. At the end of the year, the corporate performance results are presented to, and approved by, the Compensation Committee before any short-term bonus is calculated and awarded.

56	Page - COMPENSATION DISCUSSION & ANALYSIS

Below are the 2014 corporate performance scorecard elements with their corresponding weighting.

Performance Metric	Measure
Safe Production	Ounces per year
Operating Costs	AISC [1,2] and Operating Costs
Major Projects Capital Spend Major Project Milestones	As defined against spend
Safety [3]	All Injury Frequency Rate (AIFR) and “Fighting Fatalities” initiative
Exploration/Reserves	Ounces per year
Strategic Initiatives

Specific goals related to:

›      Corporate Social Responsibility (CSR) (environment, sustainability, security and health & safety);

›      Financial Discipline;

›     Corporate Development; and

›      Retention and Growth of our People

Notes:

1.	AISC includes our sustainable capital spending, operating costs, general and administrative, exploration and other costs. We know that by focusing on our cost management initiatives (Operating for Excellence) and the successful addition of our two new low-cost mines, we can drive decreasing costs. Operating costs include all fixed costs; however, they do not include variable costs such as foreign exchange and interest rates, which are outside of management control.
2.	This is a non-GAAP measure. For further details regarding non-GAAP financial measures, such as AISC, please see “Non-GAAP Measures Advisory” on page 173.
3.	We have incorporated safety into a corporate metric and have also included it in the executive’s individual goals. We automatically default to 0% achievement for the safety metric if there is one fatality in the year. Safety is also measured against performance with respect to Potential Fatal Occurrences. Potential Fatal Occurrences are either (a) an actual incident with injury/illness or damage: sufficient energy or toxicity (chronic or acute) to be fatal; and high probability of affecting critical body part (such as head injury), or (b) violation of a Golden Rule or other critical control, either a near miss or an observation, where there was sufficient energy or toxicity to be fatal.

57	Page - COMPENSATION DISCUSSION & ANALYSIS

2014 Corporate Performance Scorecard Targets and Results

For the purposes of the short-term incentive plan, for each performance metric, a threshold, target and maximum is established and approved at the beginning of the year. The target translates into 100% of the value the performance metric has within the scorecard, the maximum translates into 200% of its value and the threshold pro-rates the metric value at 50% (i.e., it is a linear value between the performance points). Below this threshold point, the performance metric value is 0%.

The scorecard includes performance of the mines that Goldcorp operates and excludes our joint ventures of Pueblo Viejo and Alumbrera. This is to ensure that only performance from Goldcorp’s operations is recognized through our short-term incentive awards. For example, the production metric target of 2.485 million ounces excludes production from our joint ventures.

The table below indicates the 2014 corporate performance scorecard including its targets and results for Goldcorp’s managed mines:

Performance Metric [1]	Weight	2014 Performance Range			Actual Result	Achievement
		Threshold (50%)	Target (100%)	Maximum (200%)
Safe production (million ounces)	20%	2.361	2.485	2.609	0%
AISC [2] ($/oz)	10%	1,120	1,067	960	12.9%
Operating costs [3] ($/oz)	15%	637	579	521	15%
Major projects capital spend ($M)	7.5%	1,694	1,412	1,221	7.8%
Major projects milestones	7.5%	First gold, commercial production, shaft and haulage drift completion			3%
Exploration / Reserves (millions of ounces)	10%	<44.78	47.14	51.85	0%
Safety	5%	Closing out Potential Fatal Occurrences [4] investigations within 30 days and successful completion of “Fighting Fatalities” safety leadership training If fatality occurs entire metric defaults to 0%			4.7%

Safety – AIFR 10% reduction	5%	1.65	1.49	1.32	8.2%
Strategic initiatives	20%	See additional information in “Strategic Initiatives” below			22.2%
Final Total Corporate Score Approved by Board					74%

Notes:

1.	Does not include Goldcorp’s joint ventures of Pueblo Viejo and Alumbrera.
2.	This is a non-GAAP measure. For further details regarding non-GAAP financial measures, such as AISC, please see “Non-GAAP Measures Advisory” on page 173.
3.	Operating costs are calculated on a by-product basis.
4.	Potential Fatal Occurrences are either (a) an actual incident with injury/illness or damage: sufficient energy or toxicity (chronic or acute) to be fatal; and high probability of affecting critical body part (such as head injury), or (b) violation of a Golden Rule or other critical control, either a near miss or an observation, where there was sufficient energy or toxicity to be fatal. 89 Potential Fatal Occurrences were reported, of which 77 were closed.

=	Target met

=	Target partially met

=	Target missed

58	Page - COMPENSATION DISCUSSION & ANALYSIS

The Strategic Initiatives captured in the corporate performance scorecard are listed below. The CEO considered achievements against these initiatives and recommended an overall score of 22.2% (rating of 3.3 out of 5). The Compensation Committee agreed with the CEO’s recommendation which was then approved by the Board.

Related Goal	Measure	Achievement	Target
Corporate Social Responsibility (CSR) (Four disciplines of environment, sustainability, security and health & safety)	Successful roll out of Sustainability Excellence Management System (SEMS)	3 SEMS audits completed – Los Filos, El Sauzal, Wharf[1]
	Complete cyanide code recertification at El Sauzal	El Sauzal re-certified as it transitions to reclamation
	Implement incident/event reporting system	Implemented at all sites globally
	Finalize outstanding First Nations Collaboration Agreements	Two agreements signed in 2014; all Canadian mines now have agreements
Financial Discipline	Maintain strong balance sheet	Investment-grade balance sheet maintained (S&P: BBB+; Moody’s:Baa2)
	Continue Operating for Excellence (O4E) efforts and achieve $950/oz AISC [2] stretch goal	Increased cash flows through O4E efforts of $280 million and achieved $949 AISC [2]
Corporate Development	Maximize value of asset mix	Divested Marigold mine
No significant acquisition completed
Retention and Growth of our People	Develop behavioral based organizational leadership training program	Curriculum development underway for 2015 launch
	Enhance the organizational framework to create increased efficiencies	Implemented dual reporting framework

Notes:

1.	Wharf was divested in 2015.
2.	This is a non-GAAP measure. For further details regarding non-GAAP financial measures, such as AISC, please see “Non-GAAP Measures Advisory” on page 173.

=	Target met

=	Target partially met

=	Target missed

Individual Performance

Individual performance objectives for our executives are established by the President and CEO at the beginning of each year and individual performance goals for the President and CEO are established by the Compensation Committee for recommendation to the Board and are approved by the Board. Using Goldcorp’s performance management process, individual performance for our executives is rated on a scale of one to five by the President and CEO, whose performance is also rated on the same scale on the basis of a recommendation by the Compensation Committee and approval by the Board. Each rating corresponds to a percentage multiplier from 0% to 200% (score of 3 at 100%) which is applied to the individual component of the bonus. The individual objectives set for each executive reflect and complement the corporate performance objectives. For detailed individual goals and achievements for each executive, including the CEO, please see their information starting on page 70.

59	Page - COMPENSATION DISCUSSION & ANALYSIS

2014 Bonus Awards

Below is the summary of the 2014 short-term incentive results and payouts to the executives.

Executive	2014 Base Salary [1] ($)	Target in % of Base Salary	Performance			Actual Bonus in % of Base Salary [2]	Actual Bonus in 2014 ($) [3]
			Corporate	+	Individual
Jeannes	1,358,100	125%	80% x 74%	+	20% x 100%	99%	1,192,307
Hall	794,036	80%	70% x 74%	+	30% x 100%	65%	460,062
Ripley	497,970	80%	70% x 74%	+	30% x 150%	77%	342,035
Burns	769,590	80%	70% x 74%	+	30% x 100%	65%	446,412
Ball	679,050	80%	70% x 74%	+	30% x 100%	65%	394,224

Notes:

1.	These amounts were converted to US dollars at the exchange rate for 2014 of C$1.00 = $0.9054.
2.	These percentage amounts reflect value of bonuses at time of payment without the exchange rate effect.
3.	These bonus amounts were paid in Canadian dollars and have been converted to US dollars at the exchange rate of C$1.00 = $0.8029, the noon exchange rate for Canadian dollars in terms of US dollars, as quoted by the Bank of Canada on February 18, 2015, the date the bonuses were awarded.

The Compensation Committee is satisfied that the annual bonuses granted to executives during 2014 are aligned with Goldcorp’s performance and reflect competitive market practices.

Long-term Incentives (LTIs)

Our long-term incentive program aims to ensure that each executive works towards increasing Goldcorp’s share performance, and, along with shareholders, benefits from our future success. The program also aims to mitigate against achieving short-term benefits at the expense of long-term sustainability and shareholder value. A vesting element is included as an incentive for executives to remain with Goldcorp.

For 2014, the Compensation Committee considered the total direct compensation of similar positions held at North American gold mining peers to determine the appropriate methodology for long-term incentive grants, including the appropriate multiplier to be used.

60	Page - COMPENSATION DISCUSSION & ANALYSIS

The Compensation Committee recommends the allocation of long-term incentive awards to the Board for approval every year. The Compensation Committee considers the following factors when it makes its recommendations on individual executives:

›	Contribution and value to Goldcorp in the previous year

›	Expected future contribution

›	Level within Goldcorp

›	Importance to Goldcorp of retaining the executive

No changes were made to the grant methodology or the form of long-term incentives in 2014.

2014 Target Mix of Long-term Incentives

Position	Multiplier	Mix of LTIs
		PSUs	RSUs	Stock Options
CEO	4x base salary	33.3%	33.3%	33.3%
EVPs	3x base salary	33.3%	33.3%	33.3%

2015 Target Mix of Long-term Incentives

In January 2015, upon review of our current long-term incentive mix, the Compensation Committee approved a change to the CEO and the Executive Vice Presidents’ mix to increase the weighting of performance share units and decrease the weighting of restricted share units and stock options. This is aligned with our pay for performance philosophy and supports our continual focus on aligning the experience of our executives with that of our shareholders.

Position	Multiplier	Mix of LTIs
		PSUs	RSUs	Stock Options
CEO	4x base salary	50%	25%	25%
EVPs	3x base salary	50%	25%	25%

Performance Share Units (PSUs)

Performance share units are cash-based equity units that are paid out according to a performance multiplier. These performance share units are issued to eligible executives as determined by the Board or by the Compensation Committee as directed by the Board. See Schedule “D” for a summary of the terms of the performance share unit plan. On achievement of the performance metrics, each performance share unit entitles the holder to the cash equivalent of one common share at the end of the three-year performance period, as further discussed below.

The performance metric for payouts of performance share units is based on:

›	Absolute Total Shareholder Return – This is Goldcorp’s Total Shareholder Return and it measures how well our common shares perform over the three-year performance period using Goldcorp’s share price listed on the TSX. This is calculated using a compound annual return (CAR), using values at the beginning and end of the performance period

›	Relative Total Shareholder Return – This is the comparison of Goldcorp’s Total Shareholder Return (as listed on the TSX) with the S&P/TSX Global Gold Index and it measures how well our common shares performed relative to the companies in the S&P/TSX Global Gold Index over the same performance period

Goldcorp uses the full S&P/TSX Global Gold Index (including the 10 senior gold companies who form the majority of the gold producing constituents of the S&P/TSX Global Gold Index) as our relative comparator because as at December 31, 2014 the index included the companies we have identified in our performance peer group. This index provides us with a clear and transparent indication of our performance relative to our most relevant peers.

61	Page - COMPENSATION DISCUSSION & ANALYSIS

We compare our performance to the S&P/TSX Global Gold Index, on a percentage points basis, considering the difference between the Total Shareholder Return percentage of Goldcorp and that of the S&P/TSX Global Gold Index. We measure the difference based on percentage points to receive a clear indication of how we actually performed as a company and not just where we rank.

Should the Absolute Total Shareholder Return be negative, the performance multiplier can be no higher than 100%, regardless of Goldcorp’s Total Shareholder Return outperforming the S&P/TSX Global Gold Index Total Shareholder Return. Total Shareholder Return is calculated using the Goldcorp and S&P/TSX Global Gold Index volume-weighted average prices for the 30 days prior to and including the date of grant and 30 days prior to and including the date of vesting.

The following table shows the payout multipliers based on the results of both performance metrics.

Relative TSR (calculated as CAR)	Payout Multiplier for Positive Absolute Goldcorp TSR [1]	Payout Multiplier for Negative Absolute Goldcorp TSR [1]
10% points more than S&P/TSX Global Gold Index TSR	200%	100%
Equal to S&P/TSX Global Gold Index TSR	100%	100%
5% points below S&P/TSX Global Gold Index TSR	50%	50%
More than 5% points below S&P/TSX Global Gold Index TSR	0%	0%

Note:

1.	Actual payouts are spread evenly between these reference points. For example, if Goldcorp’s TSR is 4% below the S&P/TSX Global Gold Index, the payout is 60%.

The table above illustrates there is more stretch required above target to reach maximum payout compared to tolerance below target when no payout is made.

During 2014, we reviewed the use of Relative Total Shareholder Return as a metric for the performance share unit plan. We continue to regard Absolute Total Shareholder Return and Relative Total Shareholder Return as the best measures of value creation for our shareholders. The drivers of the share price include our profitability and/or expectation of profitability. These are transparent measures that in our opinion are easy to calculate and continue to align the interests of our executive officers with our shareholders.

2014 Performance Share Unit Grants

During 2014, the Board, on the recommendation of the Compensation Committee, granted a total of 248,125 performance share units to our five executives. This represents less than one percent of the total number of common shares outstanding on December 31, 2014.

Name	Number of PSUs	Value [1] ($)
Jeannes	98,717	1,798,624
Hall	43,287	788,689
Ripley	27,147	494,618
Burns	41,955	764,420
Ball	37,019	674,486
Total	248,125	4,520,837

Note:

1.	These amounts were calculated by multiplying the number of PSUs granted by the February 26, 2014 grant date fair value of C$20.26 ($18.22) at the exchange rate of C$1.00 = $0.8995 per PSU. We used a binomial lattice model for calculating the fair value of the PSUs in the table above. We selected that model because of the performance-based condition of the multiplier in the payout formula cannot be accurately valued with the Black-Scholes model. This is consistent with the methodology used for financial reporting purposes. The performance period for these PSUs expires on February 26, 2017. The key assumptions used under the binomial lattice model for the 2014 PSU awards were: (i) risk-free interest rate: 1.191%, (ii) annual Goldcorp dividend yield: 2.220%, (iii) annual dividend yield of the S&P/TSX Global Gold Index: 1.270%, (iv) historical annual volatility of the S&P/TSX Global Gold Index: 35.320%, (v) expected stock-based compensation forfeiture rate: 9.2%, and (vi) historical annual volatility of Goldcorp: 38.299%.

62	Page - COMPENSATION DISCUSSION & ANALYSIS

2014 Performance Share Unit Payouts

On February 6, 2014, the performance share units granted on March 8, 2011 vested. The following are details of the results and payout.

Name	Number of PSUs Vested [1]	Value Reported in 2011 [2] ($)	Amount Paid in 2014 [3] ($)	Difference between Amount Paid and Value Reported ($)	Difference between Amount Paid and Value Reported (%)
Jeannes	64,746.43	3,281,040	1,499,527	1,781,513	-54%
Hall	30,507.06	1,545,952	706,544	839,408	-54%
Ripley [4]	N/A	N/A	N/A	N/A	N/A
Burns	14,620.16	N/A [5]	338,603	N/A [5]	N/A [5]
Ball [4]	N/A	N/A	N/A	N/A	N/A
Total	109,873.65	4,826,992	2,544,674	2,620,921	-54%

Notes:

1.	These amounts include distribution PSUs, representing the dividends that would otherwise have been reinvested during the performance period.
2.	These values are not included in compensation for 2014 in the “Summary Compensation Table” on page 89 because they were reported as compensation for 2011 based on the value at the time of grant.
3.	This amount was calculated by multiplying the number of PSUs that vested in 2014 by $23.16 (based on the 30-day volume-weighted average price of the common shares on the TSX prior to the vesting date of February 6, 2014 and converted to US dollars at the exchange rate on February 6, 2014 of C$1.00 = $0.9037).
4.	Ms. Ripley and Mr. Ball were not executives and were not granted PSUs in 2011 and therefore no value is reported for such individuals.
5.	Mr. Burns was not an executive in 2011 and therefore no value was reported in 2011. The PSUs for Mr. Burns in 2011 were granted based on a value of $740,880, which reflects a difference of $402,277 between amount paid and value at time of grant (-54%).

63	Page - COMPENSATION DISCUSSION & ANALYSIS

Restricted Share Units (RSUs)

The restricted share unit plan provides that share-based awards may be granted by the Board on the recommendation of the Compensation Committee, to employees and directors as a discretionary payment for past services to Goldcorp. Each restricted share unit entitles the holder to one common share (settled by the issuance of a treasury share) at the end of a restricted period determined by the Board. The restricted share units granted to executive officers generally vest one-third per year beginning on the first anniversary of the date of grant. See Schedule “D” for a summary of the terms of the restricted share unit plan.

During the year ended December 31, 2014, the Board, on the recommendation of the Compensation Committee, granted an aggregate of 165,307 restricted share units to the executives at a deemed price of C$30.41. This amount represents less than one percent of the total number of common shares outstanding on December 31, 2014.

2014 Restricted Share Unit Grants

Name	Number of RSUs [1]	Value [2] ($)
Jeannes	65,768	1,783,623
Hall	28,839	782,112
Ripley	18,086	490,491
Burns	27,951	758,029
Ball	24,663	668,859
Total	165,307	4,483,114

Notes:

1.	All of these RSUs were issued at a deemed price of C$30.41 per share with the restricted periods expiring as to one-third on February 26, 2015, one-third on February 26, 2016 and one-third on February 26, 2017.
2.	This amount was calculated by multiplying the number of RSUs by the closing market price on February 26, 2014 of C$30.15 and converted to US dollars at the exchange rate of C$1.00 = $0.8995. This is materially consistent with the accounting values used in our financial statements.

Amendments to the Restricted Share Unit Plan

See “Business of the Meeting – Amendments to the Restricted Share Unit Plan” on page 13 and Schedule “B” for a description of the amendments to the RSU plan to be approved at the meeting. After the meeting, a copy of the restricted share unit plan, as amended, will be available under our profile on SEDAR at www.sedar.com and on the US Securities and Exchange Commission website at www.sec.gov.

Percentage of Common Shares Outstanding Comprised by the Restricted Share Units Granted during 2014

Maximum initial share reserve	9,190,276
Total issued and outstanding common shares at March 18, 2014	829,324,142
Total common shares that may be issued under outstanding RSUs/total common shares issued and outstanding	0.5%
2014 burn rate – the number of RSUs issued in 2014 (2,051,470), expressed as a percentage of the 813,584,918 common shares that were issued and outstanding as at December 31, 2014	0.25%

Stock Options

The stock option plan allows the granting of stock options to purchase common shares to be granted to participants. The plan advances Goldcorp’s interests by encouraging employees and officers to have equity ownership in Goldcorp by acquiring common shares. A vesting element is included as an incentive for executives to remain with Goldcorp. See Schedule “D” for a summary of the terms of the stock option plan.

The stock options granted during 2014 have a five-year term. Following the annual and special meeting of shareholders on May 1, 2014, the term of the stock options under the stock option plan was increased from five

64	Page - COMPENSATION DISCUSSION & ANALYSIS

years to seven years. Our stock options vest in three annual instalments starting on the first anniversary of the grant.

During the year ended December 31, 2014, the Board, on the recommendation of the Compensation Committee, granted a total of 732,799 stock options to the executives with an exercise price of C$30.41. This amount represents less than one percent of the total number of common shares outstanding on December 31, 2014.

2014 Stock Option Grants

Name	Number of Stock Options [1]	Value [2] ($)
Jeannes	291,545	1,811,466
Hall	127,843	794,331
Ripley	80,175	498,154
Burns	123,907	769,875
Ball	109,329	679,298
Total	732,799	4,553,124

Notes:

1.	These stock options are exercisable at a price of C$30.41 per share and expire on February 26, 2019.
2.	Converted to US dollars at the exchange rate for 2014 of C$1.00 = $0.9054. The methodology used to calculate these amounts was the Black-Scholes model. This is consistent with the accounting values used in our financial statements. We selected the Black-Scholes model given its prevalence of use within North America. The key assumptions used under the Black-Scholes model were as follows: (i) risk-free interest rate: 1.21%, (ii) expected option life: 3 years, (iii) expected volatility: 38.03%, and (iv) dividend yield: 2.21%.

Percentage of Common Shares Outstanding Comprised by Stock Options Granted during 2014

Maximum initial share reserve	46,500,000
Total issued and outstanding common shares at March 18, 2014	829,324,142
Total common shares that may be issued under outstanding stock options/total common shares issued and outstanding	2.4%
2014 burn rate – the number of stock options issued in 2014 (3,577,219), expressed as a percentage of the 813,584,918 common shares that were issued and outstanding as at December 31, 2014	0.44%

65	Page - COMPENSATION DISCUSSION & ANALYSIS

RETIREMENT AND OTHER BENEFITS

Retirement Plans

Group RRSP for Canadian Corporate Employees

Goldcorp sponsors a voluntary group RRSP program (Group RRSP) for Canadian corporate employees. Participating employees may choose to contribute between 1% and 9% of their annual base salary. Goldcorp then matches the employee contribution up to a maximum amount based on the annual limit set by the Canada Revenue Agency. This Group RRSP for Canadian corporate employees is the pension program to which the executives participate.

In 2014, the limitation on Goldcorp’s matching contribution was $10,987 per participating employee.

401(k) Program for United States Corporate Employees

Goldcorp USA, Inc., our wholly-owned subsidiary, sponsors a voluntary 401(k) program for US corporate employees. Goldcorp makes a non-elective contribution of 3% of compensation for all participants. Participating employees may also choose to contribute a percentage of their earnings up to a maximum amount based on the annual limit set by the Internal Revenue Service (IRS). Voluntary contributions are also matched by Goldcorp up to a maximum match of 5%.

In 2014, the limitation for employee contributions was $17,500 for individuals under the age of 50 plus an additional $5,500 for individuals aged 50 and older ($23,000 in total). Goldcorp matches the employee contributions up to 5% of earnings.

The IRS sets an annual limit on employee earnings that can be considered under the 401(k) program. In 2014, the annual employee earnings limit was $260,000.

Supplemental Executive Retirement Plan

Goldcorp also sponsors a Supplemental Executive Retirement Plan (SERP) for the CEO, Executive Vice Presidents and other designated executive officers in Canada. The SERP was developed for executives who work in Canada and who are subject to the limitation imposed by the Canadian Income Tax Act (Tax Act) on annual RRSP contributions.

The Compensation Committee approved the implementation of the SERP as of January 1, 2007 in recognition that retirement plans form an important part of an executive’s compensation package.

The SERP is considered to be a defined contribution plan for purposes of this circular. For the purpose of the Tax Act, the SERP is intended to be a retirement plan funded as a retirement compensation arrangement. It is not intended to qualify as a registered pension plan.

SERP benefits are accumulated based on 15% of annual base salary plus paid short-term incentive award, less Goldcorp’s contributions to the Group RRSP. Contributions under the SERP are accumulated with interest, and are payable to the executives upon retirement, death or termination from Goldcorp. Payment at retirement or voluntary termination is only allowed after participating in the plan for five years (a five-year “vesting period”).

The SERP is funded through retirement compensation arrangements held by the Royal Trust Corporation. The SERP program is funded on an annual basis. Goldcorp views the SERP as an important component in terms of attraction and retention. During the year ended December 31, 2014, Goldcorp paid a total of C$1,953,335 in contribution on behalf of all our SERP members. Of this amount, $826,406 (C$912,753) was contributed on behalf of all the executives.

66	Page - COMPENSATION DISCUSSION & ANALYSIS

Accumulated Pension Benefits under the SERP (up to and including 2014)

Executive	Accumulated value at start of year [1] ($)	Compensatory [1,2,3] ($)	Accumulated value at year end [4,5] ($)
Jeannes	2,208,099	476,978	2,884,894
Hall	1,271,309	222,063	1,606,308
Ripley	55,709	118,610	183,635
Burns	497,397	214,865	761,582
Ball	61,095	156,240	228,602

Notes:

1.	Converted to US dollars at the exchange rate for 2014 of C$1.00 = $0.9054.
2.	Employer contributions with respect to the year ended December 31, 2014 will be made by Goldcorp during the year ending December 31, 2015.
3.	This amount excludes the annual return value.
4.	This amount includes the annual return value.
5.	SERP benefits are fully-vested following five years of SERP membership. SERP benefits are fully-vested for Messrs. Jeannes, Hall and Burns.

The contributions made by Goldcorp on behalf of the executives to the group RRSP program during 2014 are disclosed under “All Other Compensation” in the “Summary Compensation Table” on page 89.

Other Compensation and Perquisites

During 2014, some of our executives received perquisites which, in total, were worth more than C$50,000 or 10% of the individuals’ salary. The value of perquisites is included in the “All Other Compensation” column of the “Summary Compensation Table” on page 89.

Employee Share Purchase Plan

In July 2007, Goldcorp implemented an Employee Share Purchase Plan (ESPP) for all our Canadian operations and corporate employees, including our executives. The plan encourages employees to accumulate savings by owning common shares. Then in July 2013, Goldcorp implemented an ESPP for all of our US operations and corporate employees.

The ESPP is intended to attract and retain employees as well as encourage employees to align their interests with those of shareholders by acquiring a stake in Goldcorp.

Participation in the ESPP is voluntary. Employees can elect to contribute up to 6% of their earnings, which are matched 50% by Goldcorp. Common shares for the plan are purchased in the open market around the 15th of each month. Employees have the right to vote any common shares that they own under the ESPP.

As of January 1, 2014, the employee contribution maximum for Canadian employees was increased to 10% of earnings. Goldcorp’s match remains at 50% to a maximum of 3% of earnings.

67	Page - COMPENSATION DISCUSSION & ANALYSIS

2014 Employee Share Purchase Plan Contributions

Executive	Common Shares Purchased [1]	Goldcorp Contribution [2] ($)
Jeannes	5,619	40,743
Hall	3,076	23,821
Ripley	Nil	Nil
Burns	3,084	23,088
Ball	2,574	20,372
Total	14,353	108,024

Notes:

1.	Total common shares purchased based on employee and Goldcorp contributions.
2.	Converted to US dollars at the exchange rate for 2014 of C$1.00 = $0.9054.

Corporate Aircraft

Goldcorp makes use of a variety of owned and leased aircraft. The use of aircraft is governed by our aviation policy. The policy provides that these aircraft may be used only in the conduct of official business of Goldcorp.

Personal use of our aircraft by an executive officer is considered a perquisite and is a taxable benefit. During 2014, corporate aircraft were not used for any non-company business purpose.

Once a year the Chair of the Audit Committee reviews the corporate aircraft annual usage records and reports to the Board.

68	Page - COMPENSATION DISCUSSION & ANALYSIS

  In this section you can read about:

CEO compensation	Page 70

Other executives’ compensation	Page 76

Cost of management ratios	Page 84

Executive share ownership	Page 85

Performance graphs	Page 87

Summary compensation table	Page 89

Incentive plan awards	Page 92

Termination / change of control	Page 94

Securities authorized for issue	Page 98

EXECUTIVE COMPENSATION CONNECTED TO GOLDCORP: CEO holds 75% more shares than required PAY FOR PERFORMANCE: 84% of CEO’s pay is at risk CHANGE OF CONTROL: Double trigger payout

69	Page - EXECUTIVE COMPENSATION

CEO COMPENSATION

Charles A. Jeannes

President and Chief Executive Officer

In his seventh year as Goldcorp’s President and CEO, Chuck Jeannes has successfully led the implementation of a strong vision and business strategy that continues to guide the 18,000 people employed by Goldcorp today. Under his direction, Goldcorp has grown into one of the world’s largest and most successful gold producers, with 10 operating mines in 5 countries and a market capitalization of over $23 billion.

Chuck has shown passionate, consistent leadership in Goldcorp’s corporate social responsibility efforts, including leading the creation of Goldcorp’s vision of “Together Creating Sustainable Value.” He firmly believes that mining development and operations, when conducted responsibly, create tremendous value to society, particularly in areas of historically low economic and social development. These efforts were recognized when Goldcorp was added to the Dow Jones Sustainability Index and the NASDAQ OMX CRD Global Sustainability Index.

In addition to his role as CEO, Chuck devotes his time to the mining industry. He is a member of the board of trustees of the International Council on Mining and Metals, and a director of the World Gold Council and the US National Mining Association.

Chuck’s passion for giving back extends to his personal life: he is a member of the Board of Directors for a number of non-profit organizations including Special Olympics BC and Inner Change Foundation, and a keen personal supporter of the United Way and Pacific Salmon Foundation. In 2013, Chuck’s contributions in business and the community were recognized when he was named BC’s Best CEO.

Outside of his professional pursuits, Chuck is a married father of two adult children and enjoys fishing, skiing, boating and golf.

2014 Performance and Determination of Short-term Incentive Award

›	The overall performance assessment of the CEO and the determination of the short-term incentive award is heavily influenced by the success of the organization in achieving the metrics set out within the corporate scorecard (see pages 57 and 58). The corporate component of the CEO’s bonus will align with the performance achieved by the organization while the personal component of the CEO’s bonus is determined by objective qualitative measures as outlined in the table below:

CEO Individual Performance Objective	Achievements
Safety performance	› Achieved zero fatalities and improved overall safety performance through leadership, training, accountability and cultural enhancements
Continue to focus on improved operational execution	› Achieved record gold production of 2.87 million ounces[1] however, due to unexpected issues at certain operations, missed market guidance of 2.95 million to 3.1 million gold ounces
Continue Operating for Excellence efforts	› Achieved $100 per ounce company-wide cost reduction from 2013 budget plan by the end of 2014
Continue enhancement of capital project management systems	› Completed implementation of Goldcorp Investment Framework
Continue to grow partnerships	› Successfully executed Community Collaboration Agreements with continued focus on working with local communities where we operate
Grow sustainability	› Led Goldcorp to be named on the NASDAQ Global Sustainability Index and continue with Sustainable Investor engagement
Lead and demonstrate the Goldcorp values

›     Led Goldcorp by exemplifying the organizational values of Safe Production, Acting Ethically, Respecting all our Stakeholders, Open Communication, Empowering Others and Innovation to reflect how we do business at Goldcorp

[1]	Goldcorp has included this non-GAAP performance measure on an attributable basis (Goldcorp’s ownership proportion of our joint ventures, Pueblo Viejo and Alumbrera). For further details regarding non-GAAP measures, please see “Non-GAAP Measures Advisory” on page 173.

70	Page - EXECUTIVE COMPENSATION

2014 Target Pay Mix

Share Ownership Requirement 1

Ownership Requirement (Multiple of Base)	Ownership Requirement ($)	Value of Holdings ($)	Multiple of Base Held	Meets Requirement
4x	5,432,400	9,649,277	7.1	Yes

Note:

1.	For information on how amounts are calculated, see “Executive Compensation – Executive Share Ownership – Ownership Requirements and Actual Share Ownership” on page 86.

Net Accumulated Ownership

Our CEO’s current share ownership is over 75% higher than his share ownership requirement and is 7.1 times his annual salary. Our CEO share ownership requirement is set at 4 times his base salary. The graph below shows how the number of common shares owned by the CEO has increased over time.

71	Page - EXECUTIVE COMPENSATION

Three Year Look-Back

Total compensation has remained consistent over the last three years due to no salary increases since 2012, which then maintains the long-term incentive grant value. The short-term incentive paid in 2014 is at similar levels to 2012. Overall, without the effect of the exchange rate, compensation has remained relatively stable.

	2014 [1]	2013 [2]	2012 [3]
Salary	$1,358,100	$1,456,500	$1,456,000
At-Risk Compensation	$6,586,020	$7,945,369	$7,375,872
STI Award	$1,192,307	$1,904,002	$1,194,957
PSU Award	$1,798,624	$1,945,846	$2,099,921
RSU Award	$1,783,623	$1,975,672	$1,991,952
Stock Option Award	$1,811,466	$2,119,849	$2,089,042
Pension and Other Compensation	$579,765	$496,928	$553,048
Total Compensation	$8,523,885	$9,898,797	$9,384,920

Notes:

1.	All 2014 values reflect those in the “Summary Compensation Table” on page 89.
2.	All 2013 values reflect those in the Summary Compensation Table in Goldcorp’s Management Information Circular dated March 18, 2014 for the year ended December 31, 2013.
3.	All 2012 values reflect those in the Summary Compensation Table in Goldcorp’s Management Information Circular dated March 18, 2012 for the year ended December 31, 2012.

72	Page - EXECUTIVE COMPENSATION

Comparative Shareholder Return

The following charts on pages 74 and 75 show the CEO pay relative to the cumulative Total Shareholder Return between Goldcorp and the TSX and the NYSE. While the Goldcorp Total Shareholder Return in both charts shows a sharper decline compared to our CEO pay, it is worth highlighting that these charts represent the total direct compensation awarded to our CEO as reflected in the Summary Compensation table on page 89 (excluding pension value and all other compensation). They do not reflect the take-home pay of Mr. Jeannes.

The chart and table immediately below help demonstrate that our CEO’s compensation is aligned to our performance and the experience of our shareholders. They help show how the value of the CEO’s take home pay together with the change in his equity value has moved with Goldcorp’s Absolute Total Shareholder Return.

	2012	2013	2014	3-Year Total
Year-End Share Price	C$34.66	C$22.32	C$21.36	—
Reported Total Direct Compensation [1] (A)	C$8,844,315	C$9,801,234	C$8,968,647	C$27,614,196
Take Home Pay [2,3] + Change in Equity Value [4] (B)	C$1,253,807	C$2,756,339	C$6,937,290	C$10,947,435
(B) as a % of (A)	14%	28%	77%	40%

Notes:

1.	Reported Total Direct Compensation includes actual bonuses, option grants, and RSU awards. 2013 RSU, PSU and options awards estimated based on SEDI reports.
2.	“Take Home Pay” includes current year salary, actual bonuses based on performance for the current year (paid in the following year), gains from sale of common shares, actual RSU/PSU payouts paid in current year, and realized gains from the exercise of stock options.
3.	Gains from option exercises and payout of RSUs include equity granted prior to 2008. Payout of 2010 PSU grant included in 2013 PSU payout value.
4.	Value of equity includes the year-end market value of RSUs and PSUs (the number of unvested PSUs are assumed to be at target), and the total in-the-money value of stock options (vested and unvested, as reported).

Sources: Management Information Circulars 2008-2012, SEDI Insider Filings

73	Page - EXECUTIVE COMPENSATION

Toronto Stock Exchange

The following graph compares the total direct compensation awarded to Mr. Jeannes in Canadian dollars against the yearly percentage change in the cumulative Total Shareholder Return for C$100 invested in common shares on December 31, 2009 and against the cumulative Total Shareholder Return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed financial years of Goldcorp, assuming the reinvestment of all dividends.

	2009	2010	2011	2012	2013	2014
Goldcorp (TSX)	C$100	C$111	C$110	C$89	C$57	C$54
S&P/TSX Composite Index	C$100	C$117	C$107	C$114	C$129	C$142
S&P/TSX Global Gold Index	C$100	C$127	C$109	C$93	C$49	C$47
CEO Total Direct Compensation [1]	C$7,479	C$9,363	C$10,530	C$8,844	C$9,801	C$8,968

Note:

1.	These amounts represent the President and CEO’s total direct compensation (in thousands of dollars), which includes the grant date value of long-term incentives, as approved by the Compensation Committee. Total direct compensation is calculated based on: (i) base salary; (ii) annual bonus; and (iii) long-term incentives, and does not include the amounts under “Pension value” and “All other compensation” in the “Summary Compensation Table” on page 89.

74	Page - EXECUTIVE COMPENSATION

New York Stock Exchange

The following graph compares the total direct compensation awarded to Mr. Jeannes in US dollars against the yearly percentage change in the cumulative Total Shareholder Return for $100 invested in common shares on December 31, 2009 against the cumulative Total Shareholder Return of the S&P 500 Index and the Philadelphia Gold & Silver Index for the five most recently completed financial years of Goldcorp, assuming the reinvestment of all dividends.

	2009	2010	2011	2012	2013	2014
Goldcorp (NYSE)	$100	$117	$113	$94	$56	$48
S&P 500 Index	$100	$115	$117	$136	$179	$203
Philadelphia Gold & Silver Index	$100	$136	$110	$103	$54	$44
CEO Total Direct Compensation [1]	$6,739	$9,283	$10,796	$8,832	$9,402	$7,944

Note:

1.	These amounts represent the President and CEO’s total direct compensation (in thousands of dollars), which includes the grant date value of long-term incentives, as approved by the Compensation Committee. Total direct compensation is calculated based on: (i) base salary; (ii) annual bonus; and (iii) long-term incentives, and does not include the amounts under “Pension value” and “All other compensation” in the “Summary Compensation Table” on page 89.

75	Page - EXECUTIVE COMPENSATION

OTHER EXECUTIVE COMPENSATION

Lindsay A. Hall

Executive Vice President and Chief Financial Officer

Mr. Hall was appointed Executive Vice President and CFO of Goldcorp on April 19, 2006.

Mr. Hall is a Chartered Accountant (Institute of Chartered Accountants, Manitoba, 1982 and Institute of Chartered Accountants, British Columbia, 1993) with extensive experience in senior financial positions in the energy industry. He has held a series of progressively senior positions at various major business units of Duke Energy Corporation, culminating in the role of Vice President and Treasurer. Mr. Hall also previously held the position of Vice President, Finance, for Westcoast Energy until it was acquired by Duke Energy Corporation.

Mr. Hall has a Bachelor of Arts in Economics (1976) and a Bachelor of Commerce (Honours) from the University of Manitoba (1978).

2014 Performance and Determination of Short-term Incentive Award

›	The CEO considered Mr. Hall’s achievement of his 2014 personal goals and recommended the personal component of his bonus be awarded at 100% of target. The Compensation Committee agreed with the CEO’s recommendation, which recommendation was then approved by the Board.

Goals	Achievements
Lower Goldcorp’s overall financing costs and deleverage our balance sheet

›      Maintained BBB+ Investment Grade rating, as rated by Standard and Poors (S&P)

›      Successfully completed debt financing and refinancing of convertible debt at favourable rates

›      Extended term of revolving credit facility

›      Successfully completed external in-country financing of the Cerro Negro mine

Continue to focus on improved execution to achieve market guidance, including project readiness at Cerro Negro and Éléonore mines	› Provided timely quarterly forecast information to monitor key performance indicators › Exceeded guidance on All-in sustaining cash cost metrics and free cash flows[1]
Enhancement of sales and marketing function	› Enhanced the efficiency and effectiveness of global metal sales and trading activities
Development and execution of capital structure initiatives	› Completed internal financing and other corporate restructuring activities
Execution of five-year Information Technology plan	› Managed the growing finance and technology functions to support the geographical expansion of Goldcorp’s business

[1]	Free cash flow is a non-GAAP measure. For further details regarding non-GAAP financial measures, such as free cash flow, please see “Non-GAAP Measures Advisory” on page 173.

76	Page - EXECUTIVE COMPENSATION

2014 Target Pay Mix

Share Ownership Requirement 1

Ownership Requirement (Multiple of Base)	Ownership Requirement ($)	Value of Holdings ($)	Multiple of Base Held	Meets Requirement
2x	1,588,072	2,538,060	3.2	Yes

Note:

1.	For information on how amounts are calculated, see “Executive Compensation – Executive Share Ownership – Ownership Requirements and Actual Share Ownership” on page 86.

77	Page - EXECUTIVE COMPENSATION

George R. Burns

Executive Vice President and Chief Operating Officer

Mr. Burns was appointed Executive Vice President and COO of Goldcorp on August 8, 2012. On April 1, 2011, Mr. Burns was appointed Senior Vice President, Mexico from his prior position as Senior Vice President, Canada and United States of Goldcorp.

Mr. Burns joined Goldcorp on August 8, 2007 and has over 35 years of experience in the mineral sector including executive, operations, development and engineering leadership roles in gold, copper and coal operations. Prior to joining Goldcorp, Mr. Burns was Vice President and Chief Operating Officer of Centerra Gold Inc. Mr. Burns served in various capacities for Asarco including Vice President of mining as well as numerous capacities for Cyprus Minerals Corporation and he began his career with Anaconda Company in 1978.

Mr. Burns received a Bachelor of Science degree in Mining Engineering from the Montana College of Mineral Science and Technology in 1982.

2014 Performance and Determination of Short-term Incentive Award

›	The CEO considered Mr. Burns’ achievement of his 2014 personal goals and recommended the personal component of his bonus be awarded at 100% of target. The Compensation Committee agreed with the CEO’s recommendation, which recommendation was then approved by the Board.

Goals	Achievements

Zero fatalities: leadership, setting the tone, driving cultural change, sharing Potential Fatal Occurrences learnings

›     Achieved zero fatalities

›      Successfully oversaw sharing of learnings from Potential Fatal Occurrences and developed action plans

›      Strengthened the safety culture by improving Potential Fatal Occurrences communication including Mine General Manager sign off

›      Established a new process for accountability tied to the introduction of life saving rules

›      Oversaw “Fighting Fatalities” training rollout at sites

Improve Execution / Meet Budget: Continue focus on improved execution and achieve market guidance; All-in sustaining cash cost

›     Achieved record gold production of 2.87 million ounces[1], however, due to unexpected issues at certain operations, missed market guidance of 2.95 million to 3.1 million ounces

›      Exceeded guidance on All-in sustaining cash costs

Continue Operating for Excellence and supply chain improvements	› Significantly exceeded the $100 million cash flow improvement goal (annualized). Successfully promoted Operating for Excellence throughout the organization

Transition Cerro Negro and Éléonore mines to operations	› Oversaw the transition from projects to operations, including oversight on the ramp up of production in 2014

[1]	Goldcorp has included this non-GAAP performance measure on an attributable basis (Goldcorp’s ownership proportion of our joint ventures, Pueblo Viejo and Alumbrera). For further details regarding non-GAAP measures, please see “Non-GAAP Measures Advisory” on page 173.

78	Page - EXECUTIVE COMPENSATION

2014 Target Pay Mix

Share Ownership Requirement 1

Ownership Requirement (Multiple of Base)	Ownership Requirement ($)	Value of Holdings ($)	Multiple of Base Held	Meets Requirement
2x	1,539,180	1,052,515	1.4	No 2

Notes:

1.	For information on how amounts are calculated, see “Executive Compensation – Executive Share Ownership – Ownership Requirements and Actual Share Ownership” on page 86.
2.	As 2012 was the first year that Mr. Burns became an EVP, he has until 2017 to achieve the minimum share ownership requirement under Goldcorp’s policy.

79	Page - EXECUTIVE COMPENSATION

Russell D. Ball

Executive Vice President, Corporate Development and Capital Management

Mr. Ball was appointed Executive Vice President of Capital Management at Goldcorp on May 21, 2013, and then appointed Executive Vice President, Corporate Development and Capital Projects in December 2014.

Prior to his role at Goldcorp, Mr. Ball served as Executive Vice President and Chief Financial Officer for Newmont. Over his 19 years with Newmont, Mr. Ball worked in audit, finance, treasury and investor relations before joining the executive team as Chief Financial Officer. His tenure at Newmont has taken him to Indonesia, Australia, Canada, Peru, Mexico, New Zealand, Ghana and the US. Prior to Newmont, Mr. Ball was a manager in the finance and audit groups with PricewaterhouseCoopers in Durban, South Africa.

Mr. Ball serves as a Director of Molycorp, Inc. (NYSE: MCP).

He is both a Chartered Accountant from the Institute of Chartered Accountants of South Africa (1993) and a Certified Public Accountant in Colorado (1994).

2014 Performance and Determination of Short-term Incentive Award

›	The CEO considered Mr. Ball’s achievement of his 2014 personal goals and recommended the personal component of his bonus be awarded at 100% of target. The Compensation Committee agreed with the CEO’s recommendation, which recommendation was then approved by the Board.

Goals	Achievements

Zero Fatalities – Review Potential Fatal Occurrences at Goldcorp’s projects	› Achieved zero fatalities › Led reviews of Potential Fatal Occurrences at Goldcorp project sites, including attendance on calls/close-out meetings, and distribution of lessons learned within 30 days

Implement Goldcorp Investment Framework

›     Oversaw the delivery of company-wide training regarding the Goldcorp Investment Framework, including leading monthly meetings, implementing a value-assurance review function on material investments, and embedding business co-owner philosophy on all studies and projects

Deliver Cerro Negro mine	› Oversaw the ramp-up of production and successfully achieved the first pour in 2014. Did not achieve commercial production in 2014

Deliver Éléonore mine	› Oversaw the ramp-up of production in 2014 in order to declare commercial production in the first quarter of 2015

Camino Rojo project	› Completed the scoping study and advanced the project to the pre-feasibility study stage

80	Page - EXECUTIVE COMPENSATION

2014 Target Pay Mix

Share Ownership Requirement 1

Ownership Requirement (Multiple of Base)	Ownership Requirement ($)	Value of Holdings ($)	Multiple of Base Held	Meets Requirement
2x	1,358,100	166,922	0.2	No 2

Notes:

1.	For information on how amounts are calculated, see “Executive Compensation – Executive Share Ownership – Ownership Requirements and Actual Share Ownership” on page 86.
2.	As 2013 was the first year that Mr. Ball became an EVP, he has until 2018 to achieve the minimum share ownership requirement under Goldcorp’s policy.

81	Page - EXECUTIVE COMPENSATION

Charlene A. Ripley

Executive Vice President, General Counsel

Ms. Ripley was appointed Executive Vice President, General Counsel at Goldcorp effective April 1, 2013. Prior to her role at Goldcorp, Ms. Ripley served as SVP & General Counsel at Linn Energy in Houston where she was responsible for leading the legal, information technology, corporate governance, compliance, government affairs, insurance and risk management departments, as well as supporting several multi-million and billion dollar growth transactions.

She is a member of The Law Society of British Columbia, The Law Society of Alberta, Texas State Bar and Canadian Bar Association. Ms. Ripley serves on the BC Provincial Advisory Board for the Heart and Stroke Foundation of Canada. In 2013 she received The Association of Women Attorneys 2013 Premiere Women in Law award and was recognized by Women in Mining UK as one of their 100 Global Inspirational Women in Mining.

Ms. Ripley holds a Bachelor of Arts, with distinction, from the University of Alberta and earned her law degree from Dalhousie University in Halifax, Nova Scotia.

2014 Performance and Determination of Short-term Incentive Award

›	The CEO considered Ms. Ripley’s achievement of her 2014 personal goals and recommended the personal component of her bonus be awarded at 150% of target. The Compensation Committee agreed with the CEO’s recommendation, which recommendation was then approved by the Board.

Goal	Achievements

Mitigate surface land legal risk in Mexico region

›     Successfully managed the legal process and settlement negotiations involving the Cerro Gordo Ejido surface land dispute in Mexico to ensure Penasquito mine operations were not impacted

›      Surface land use legal risk assessment and mitigation plan implemented; execution of plan occurred throughout 2014

Establish company-wide contract management standards	› Corporate contracting standards finalized, launched and implemented throughout the organization

Continue enhancing Enterprise Risk Management in Goldcorp’s business processes

›     Implemented an updated risk assessment framework and methodology

›     Strengthened understanding and use of risk assessments in strategic decision-making (i.e., corporate development, capital projects, capital budgeting process)

Enhance land management processes in Mexico and Argentina	› Reviewed land permitting process and mining claim maintenance for the Cerro Negro mine and implementation of improvements is underway. › Mexico review was postponed to 2015

Strengthen the ethical tone of mid-level management

›     New code of conduct implemented

›     Conducted 150 one-on-one ethical leadership coaching sessions with supervisors (“Tone at the Middle” program)

›     Mine-site ethics awareness campaigns and designation of local “ethics champions” to lead ethics and compliance efforts in the Mexico and Central/South America regions

82	Page - EXECUTIVE COMPENSATION

2014 Target Pay Mix

Share Ownership Requirement 1

Ownership Requirement (Multiple of Base)	Ownership Requirement ($)	Value of Holdings ($)	Multiple of Base Held	Meets Requirement
2x	995,940	208,598	0.4	No 2

Notes:

1.	For information on how amounts are calculated, see “Executive Compensation – Executive Share Ownership – Ownership Requirements and Actual Share Ownership” on page 86.
2.	As 2013 was the first year that Ms. Ripley became an EVP, she has until 2018 to achieve the minimum share ownership requirement under Goldcorp’s policy.

83	Page - EXECUTIVE COMPENSATION

COST OF MANAGEMENT

The table below is intended to illustrate that the cost of our total executive compensation has declined year over year. This is a result of lower performance as reflected in our short-term incentive corporate scorecard results. Lower earnings attributable to sustained lower gold prices year over year has caused the total compensation, as a percentage of our operations, to increase.

	Total Executive Compensation	Total Executive Compensation % of Earnings from Operations	Total Executive Compensation % of Shareholder Equity
2014	$22,038,745	3.6%	0.1%
2013	$28,506,494	2.7%	0.1%
Change	($6,467,749)	0.9%	Nil

84	Page - EXECUTIVE COMPENSATION

EXECUTIVE SHARE OWNERSHIP

The CEO and all executives are required to hold common shares in Goldcorp that are worth a multiple of their base salary. This policy was amended by the Board on February 18, 2015 to apply to all Senior Vice Presidents, Vice Presidents and Mine General Managers, effective for year ending December 31, 2015. This policy helps to align the interests of management with the long-term interests of shareholders.

Our share ownership requirements ensure that our executives, Senior Vice Presidents, Vice Presidents and Mine General Managers experience a similar impact on the value of their personal holdings of common shares to that of our shareholders. This is further reinforced by the requirement that the ownership be fulfilled by actual common shares.

Executives, Senior Vice Presidents, Vice Presidents and Mine General Managers have five years from the date that the ownership requirement applies to them to accumulate the required common shares. If their share ownership falls below the minimum market value, the individual has eighteen months to acquire the additional common shares needed to meet the threshold.

Common shares are valued at the higher of the closing price on December 31 each year or the actual value at the time they were acquired, whichever is greater. No outstanding equity grants, including the value of unvested restricted share units, are counted as common shares owned by the executive.

Executives covered	Share ownership requirement
CEO	4 times base salary
EVP	2 times base salary
SVP	1 times base salary
VP and MGM	0.5 times base salary

85	Page - EXECUTIVE COMPENSATION

Ownership Requirements and Actual Share Ownership

Ms. Ripley and Mr. Ball each have until 2018, and Mr. Burns has until 2017, to meet their shareholding requirements. Each is required to hold two times their base salary in Goldcorp common shares.

2014 Share Ownership Requirements and Actual Share Ownership

Name	Year	Base Salary [1,2] ($)	Common Shares Held (#)	Value of Common Shares Held [3] ($)	Share Ownership Requirement [4] ($)	Share Ownership Requirement Met		RSUs Subject to Vesting (#)	Total Amount at Risk [5] ($)	Multiple of Base Salary
										Common Shares	Total
Jeannes	2014	1,358,100	495,466	9,649,277	5,432,400	Yes		118,874	11,964,366	7.1	8.8
	2013	1,456,500	438,319	9,806,003	5,826,000	Yes		104,634	12,146,858	6.7	8.3
	Change	(98,400)	57,147	(156,726)	(393,600)	-		14,240	(182,492)	0.4	0.5
Hall	2014	794,036	130,323	2,538,060	1,588,072	Yes		52,302	3,556,650	3.2	4.5
	2013	851,567	103,844	2,323,181	1,703,134	Yes		46,861	3,371,548	4.5	4.0
	Change	(57,531)	26,479	214,879	(115,062)	-		5,441	185,102	(1.3)	0.5
Ripley	2014	497,970	10,711	208,598	995,940	No	[6]	57,661	1,331,555	0.4	2.7
	2013	534,050 [7]	-	-	1,068,100	No	[6]	59,363	1,328,060	0.0	2.5
	Change	(36,080)	10,711	208,598	(72,160)	-		(1,702)	3,496	0.4	0.2
Burns	2014	769,590	54,044	1,052,515	1,539,180	No	[8]	47,768	1,982,804	1.4	2.6
	2013	825,350 [9]	41,588	930,400	1,650,700	No	[8]	37,231	1,763,326	1.1	2.1
	Change	(55,760)	12,456	122,115	(111,520)	-		10,537	219,478	0.3	0.5
Ball	2014	679,050	8,571	166,922	1,358,100	No	[10]	42,799	1,000,439	0.2	1.5
	2013	728,250 [11]	1,089	24,363	1,456,500	No	[10]	27,204	632,966	0.0	0.9
	Change	(49,200)	7,482	142,559	(98,400)	-		15,595	367,472	0.2	0.6

Notes:

1.	Base salaries for 2014 are reported in US dollars using the exchange rate for 2014 of C$1.00 = $0.9054.
2.	Base salaries for 2013 are reported in US dollars using the exchange rate for 2013 of C$1.00 = $0.9710.
3.	Calculated using the closing market prices of the common shares on the TSX on December 31, 2014 of C$21.51 (and converted to US dollars at the exchange rate for 2014 of C$1.00 = $0.9054) multiplied by the number of common shares held by the executive as of December 31, 2014.
4.	Goldcorp’s CEO and EVP share ownership requirement is equal to 4 x base salary for the CEO, and 2 x base salary for all other EVPs.
5.	Calculated using the closing market prices of the common shares on the TSX on December 31, 2014 and December 30, 2013 of C$21.51 and C$23.04, respectively, and converted to US dollars at the exchange rate for 2014 of C$1.00 = $0.9054 and C$1.00 = $0.9710 for the year ended December 31, 2013.
6.	As 2013 was the first year that Ms. Ripley became an EVP, she has until 2018 to achieve the minimum share ownership requirement under Goldcorp’s policy.
7.	Represents Ms. Ripley’s 2013 annual salary of C$550,000. The pro-rated amount paid to Ms. Ripley in 2013 based on the date of hire of April 1, 2013 was $400,538.
8.	As 2012 was the first year that Mr. Burns became an EVP, he has until 2017 to achieve the minimum share ownership requirement under Goldcorp’s policy.
9.	In February 2013, the Board approved a base salary increase for Mr. Burns from C$750,000 to C$777,000. Following a review of Mr. Burns’ role and responsibilities, in July 2013 the Board approved a recommendation made by the CEO to increase Mr. Burns’ salary to C$850,000 which was effective retro-actively to January 1, 2013.
10.	As 2013 was the first year that Mr. Ball became an EVP, he has until 2018 to achieve the minimum share ownership requirement under Goldcorp’s policy.
11.	Represents Mr. Ball’s 2013 annual salary of C$750,000. The pro-rated amount paid to Mr. Ball in 2013 based on the date of hire of May 27, 2013 was $438,817.

In line with our Disclosure, Confidentiality and Insider Trading Policy, executives are required to seek pre-clearance from our Vice President, Regulatory Affairs & Corporate Secretary prior to buying or selling any of our securities. In addition, each employee, director and officer of Goldcorp receives a blackout calendar for each fiscal year.

86	Page - EXECUTIVE COMPENSATION

PERFORMANCE GRAPHS

Toronto Stock Exchange

The following graph compares our common shares with the S&P/TSX Composite Index and the S&P/TSX Global Gold Index. It looks at the yearly change in cumulative Total Shareholder Return if C$100 was invested in our common shares and each of the indices on December 31, 2009. The amounts assume the reinvestment of all dividends.

Change in Cumulative Total Shareholder Return

	2009	2010	2011	2012	2013	2014
Goldcorp (TSX)	C$100	C$111	C$110	C$89	C$57	C$54
S&P/TSX Composite Index	C$100	C$117	C$107	C$114	C$129	C$142
S&P/TSX Global Gold Index	C$100	C$127	C$109	C$93	C$49	C$47

2014 was another challenging year for the gold sector. Our Total Shareholder Return performance has continued to weaken in conjunction with the overall weakness in the gold equity market. Despite the lower realized gold prices and higher costs of production, we decreased our AISC1 by 8% from 2013. We are continuing to focus on operating in an efficient, cost effective manner.

Given that long-term incentives represent, on average, more than 60% of an executive’s total direct compensation, the value realized by our executives is tied directly to our share price performance. This reinforces the Compensation Committee’s and the Board’s commitment to ensure alignment of compensation with performance and our shareholder experience. We have also ensured that salary levels have remained flat since 2013 for all executives. We believe that the short-term incentive payments for 2014 are in line with Goldcorp’s performance against our rigorous measures.

[1]	This is a non-GAAP measure. For further details regarding non-GAAP financial measures, such as AISC, please see “Non-GAAP Measures Advisory” on page 173.

87	Page - EXECUTIVE COMPENSATION

New York Stock Exchange

The following graph compares our common shares with the S&P 500 Index and the Philadelphia Gold & Silver Index. It looks at the yearly change in cumulative Total Shareholder Return if $100 was invested in our common shares and each of the indices on December 31, 2009. The amounts assume the reinvestment of all dividends.

Change in Cumulative Total Shareholder Return

	2009	2010	2011	2012	2013	2014
Goldcorp (NYSE)	$100	$117	$113	$94	$56	$48
S&P 500 Index	$100	$115	$117	$136	$179	$203
Philadelphia Gold & Silver Index	$100	$136	$110	$103	$54	$44

See the previous page for a discussion of how the trends seen in the performance graphs compare to trends in executive compensation over the same period of time.

88	Page - EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary ($)		Share-Based Awards ($) [1]		Option-Based Awards ($) [2]		Non-Equity Incentive Plan Compensation ($)		Pension Value ($) [4]	All Other Compensation ($) [5]		Total Compensation ($)
								Annual Incentive Plans [3]	Long- term Incentive Plans
Jeannes President and CEO	2014	1,358,100		3,582,247		1,811,466		1,192,307	Nil	476,978	102,787	[6]	8,523,885
	2013	1,456,500		3,921,518		2,119,849		1,904,002	Nil	397,450	99,478	[7]	9,898,797
	2012	1,456,000		4,091,873		2,089,042		1,194,957	Nil	460,194	92,854	[8]	9,384,920
Hall EVP and CFO	2014	794,036		1,570,801		794,331		460,062	Nil	222,063	50,694		3,891,987
	2013	851,567		1,719,599		929,554		763,238	Nil	207,260	47,569		4,518,787
	2012	877,000		1,848,509		943,727		530,876	Nil	244,200	50,440		4,494,752
Ripley EVP and General Counsel	2014	497,970		985,109		498,154		342,035	Nil	118,610	58,707	[9]	2,500,585
	2013	400,538		2,253,977	[10]	2,183,595	[11]	367,746	Nil	60,081	243,302	[12]	5,509,239
	2012	N/A		N/A		N/A		N/A	N/A	N/A	N/A		N/A
Burns EVP and COO	2014	769,590		1,522,449		769,875		446,412	Nil	214,865	55,258		3,778,449
	2013	825,350		1,523,510		823,562		739,586	Nil	190,365	299,565	[13]	4,401,938
	2012	614,000	[14]	1,108,184	[15]	641,439		444,341	Nil	61,171	29,658		2,898,793
Ball EVP, Corporate Development and Capital Management	2014	679,050		1,343,345		679,298		394,224	Nil	156,240	91,682	[16]	3,343,839
	2013	438,817		1,844,125	[17]	1,128,065	[11]	437,869	Nil	65,822	263,035	[18]	4,177,733
	2012	N/A		N/A		N/A		N/A	N/A	N/A	N/A		N/A
Total Compensation	2014	4,098,746		9,003,951		4,553,124		2,835,040	Nil	1,188,756	359,128		22,038,745

Notes:

1.	The dollar amount in this column represents the total value ascribed to the RSUs and PSUs granted to the executives.

The RSU amounts of these dollar values in 2014 were calculated by multiplying the number of RSUs by the closing market price on February 26, 2014 of C$30.15 and converted to US dollars at the exchange rate of C$1.00 = $0.8995. Unless otherwise indicated, the RSU amounts of these dollar values in 2013 were calculated by multiplying the number of RSUs by the closing market price on February 27, 2013 of C$33.90 and converted to US dollars at the exchange rate of C$1.00 = $0.9756. Unless otherwise indicated, the RSU amount of this dollar value in 2012 was calculated by multiplying the number of RSUs by the closing market price of C$49.77, and converted to US dollars at the exchange rate of C$1.00 = $1.0044. This is materially consistent with the accounting values used in our financial statements.

The PSU amount of these dollar values for 2014 were calculated by multiplying the number of PSUs granted by the February 26, 2014 grant date fair value of C$20.26 ($18.22) per PSU. The key assumptions used under the binomial lattice model that were used in 2014 are noted in the table below. Unless otherwise indicated, the PSU amount of this dollar value for 2013 – C$24.38 ($23.72) per PSU and for 2012 – C$42.58 ($42.77) per PSU, and the key assumptions used under the binomial lattice model that were used in 2013 and 2012 are noted in the table below. We use a binomial lattice model for calculating the fair value of the PSUs. We selected the binomial lattice model because of the performance-based condition of the multiplier in the payout formula which cannot be accurately valued with the Black-Scholes model. This is consistent with the methodology we used for financial reporting purposes.

Unless otherwise indicated, for 2014, 2013 and 2012, the key assumptions under the binomial lattice model that were used to calculate the value of the PSU awards in the table above were as follows:

Year	Risk Free Interest Rate	Annual Dividend Yield of Goldcorp	Annual Dividend Yield of the S&P/TSX Global Gold Index	Historical Annual Volatility of the S&P/TSX Global Gold Index	Expected Stock-based Compensation Forfeiture Rate	Historical Annual Volatility of Goldcorp	Performance Period Expiry Date
2014	1.191%	2.220%	1.270%	35.320%	9.2%	38.299%	February 26, 2017
2013	1.152%	1.819%	1.98%	28.5%	9.3%	33.5%	February 27, 2016
2012	1.1%	0.9%	1.3%	27.3%	9.0%	37.2%	January 29, 2015

2.	The dollar amount in this column represents the value of stock options granted to the executives. We use the Black-Scholes model for calculating the value of the stock options. We selected the Black-Scholes model given its prevalence of use within North America. This is consistent with the accounting values used in our financial statements.

89	Page - EXECUTIVE COMPENSATION

Unless otherwise indicated, for 2014, 2013 and 2012, the key assumptions used under the Black-Scholes model that were used for the stock option awards in the table above were as follows:

Year	Risk Free Interest Rate	Expected Option Life	Expected Volatility	Dividend Yield
2014	1.21%	3	38.03%	2.21%
2013	1.11%	3	35.5%	1.81%
2012	1.1%	3.1	37.6%	1.1%

3.	These amounts reflect bonuses paid to the executives for the noted year. Bonuses for the year ended December 31, 2014 were determined and awarded on February 18, 2015 and paid to the executives on February 28, 2015 after finalization of our financial statements for such year. See “Compensation Discussion and Analysis – Compensation Elements – Short-term Incentives (Annual Bonus) and Goals” on page 55.

4.	These amounts represent SERP contributions made by Goldcorp on behalf of the respective executive.

5.	These amounts represent RRSP contributions, ESPP contributions and various benefit plan costs paid by Goldcorp on behalf of the respective executive.

6.	$17,112 of this amount represents accountant’s fees for tax return services paid by Goldcorp on behalf of Mr. Jeannes for the year ended December 31, 2014.

7.	$22,151 of this amount represents legal fees for immigration application services and accountant’s fees for tax return services paid by Goldcorp on behalf of Mr. Jeannes for the year ended December 31, 2013.

8.	$13,121 of this amount represents legal fees for immigration application services paid by Goldcorp on behalf of Mr. Jeannes.

9.	$36,909 of this amount represents relocation and housing benefits paid by Goldcorp with respect to Ms. Ripley’s relocation to Vancouver.

10.	For the year ended December 31, 2013, the RSU amount of this dollar value was calculated by multiplying the number of RSUs by the closing market price on May 14, 2013 of C$29.23 and converted to US dollars at the exchange rate of C$1.00 = $0.9854. This is consistent with the accounting values used in our financial statements.

The PSU amount of this dollar value for 2013 was C$21.54 ($21.31) per PSU, and the key assumptions under the binomial lattice model that were used for such PSU awards were as follows:

Year	Risk Free Interest Rate	Annual Dividend Yield of Goldcorp	Annual Dividend Yield of the S&P/TSX Global Gold Index	Historical Annual Volatility of the S&P/TSX Global Gold Index	Expected Stock-based Compensation Forfeiture Rate	Historical Annual Volatility of Goldcorp	Performance Period Expiry Date
2013	1.137%	2.057%	2.49%	30.2%	9.1%	33.8%	May 14, 2016

11.	For 2013, the key assumptions under the Black-Scholes model that were used for the stock option awards indicated were as follows:

Executive	Risk Free Interest Rate	Expected Option Life	Expected Volatility	Dividend Yield
Ripley	1.07%	3	35.2%	2.06%
Ball	1.21%	3	31.15%	2.26%

12.	$234,835 of this amount represents relocation and housing benefits paid by Goldcorp with respect to Ms. Ripley’s relocation to Vancouver.

13.	$254,260 of this amount represents relocation and housing benefits paid by Goldcorp with respect to Mr. Burns’ relocation to Vancouver.

14.	$364,000 of this amount represents salary that was paid to Mr. Burns in US dollars for the period from January 1, 2012 to August 31, 2012, and $250,000 of this amount represents salary that was paid to Mr. Burns in Canadian dollars for the period from September 1, 2012 to December 31, 2012, converted to US dollars based on an exchange rate of C$1.00 = $1.00. As a result of his promotion to the role of Executive Vice President and Chief Operating Officer in August 2012, Mr. Burns’ salary for the year ended December 31, 2012 was increased to $750,000. However, Mr. Burns’ total salary earned during 2012 was $614,000.

15.	For the year ended December 31, 2012, the RSU amount of this dollar value was calculated by: (i) multiplying 9,324 of these RSUs by the closing market price of the common shares on the TSX on February 28, 2012 of C$49.77, and converted to US dollars at the exchange rate of C$1.00 = $1.0044; (ii) multiplying 3,711 of these RSUs by the closing market price of the common shares on the TSX on September 4, 2012 of C$40.07, and converted to US dollars at the exchange rate of C$1.00 = $1.0140; and (iii) adding the values of (i) and (ii) together. This is consistent with the accounting values used in our financial statements. For the year ended December 31, 2011, the RSU amount of this dollar value was calculated by multiplying the number of RSUs by the deemed price of C$48.16 per RSU, and converted to US dollars at the exchange rate of C$1.00 = $1.0295. This is consistent with the accounting values used in our financial statements.

90	Page - EXECUTIVE COMPENSATION

16.	$48,073 of this amount represents relocation and housing benefits paid by Goldcorp with respect to Mr. Ball’s relocation to Vancouver.

17.	For the year ended December 31, 2013, the RSU amount of this dollar value was calculated by multiplying the number of RSUs by the closing market price of the common shares on the TSX on May 28, 2013 of C$27.57 and converted to US dollars at the exchange rate of C$1.00 = $0.9642. This is consistent with the accounting values used in our financial statements.

The PSU amount of this dollar value for 2013 was C$17.91 ($17.27) per PSU, and the key assumptions used under the binomial lattice model that were used for such PSU awards were as follows:

Year	Risk Free Interest Rate	Annual Dividend Yield of Goldcorp	Annual Dividend Yield of the S&P/TSX Global Gold Index	Historical Annual Volatility of the S&P/TSX Global Gold Index	Expected Stock-based Compensation Forfeiture Rate	Historical Annual Volatility of Goldcorp	Performance Period Expiry Date
2013	1.181%	2.257%	2.4%	30.2%	13.1%	34.0%	May 28, 2016

18.	$245,996 of this amount represents relocation and housing benefits paid by Goldcorp with respect to Mr. Ball’s relocation to Vancouver.

91	Page - EXECUTIVE COMPENSATION

INCENTIVE PLAN AWARDS

2014 Outstanding Share-Based and Option-Based Awards

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date [1]	Value of Unexercised in-the-money Options [2,4]	Number of Common Shares or Units of Common Shares that have not Vested [5]	Market or Payout Value of Share-Based Awards that have not Vested [3,4]	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed
	(#)	(C$)		($)	(#)	($)	($)
Jeannes	150,000 120,000 162,319 120,000 260,417 291,545	44.50 48.16 48.72 25.71 33.48 30.41	May 10, 2015 Mar. 8, 2016 Feb. 28, 2017 May 23, 2017 Feb. 27, 2018 Feb. 26, 2019	Nil Nil Nil Nil Nil Nil	118,874 RSUs	2,315,089	Nil
					229,849 PSUs	4,476,345	Nil

	1,104,281			Nil
Hall	120,000 100,000 73,328 114,193 127,843	44.50 48.16 48.72 33.48 30.41	May 10, 2015 Mar. 8, 2016 Feb. 28, 2017 Feb. 27, 2018 Feb. 26, 2019	Nil Nil Nil Nil Nil	52,302 RSUs	1,018,590	Nil
					101,439 PSUs	1,975,540	Nil

	535,364			Nil
Ripley	358,281 80,175	29.63 30.41	May 14, 2018 Feb. 26, 2019	Nil Nil	57,661 RSUs	1,122,957	Nil

	438,456			Nil	52,681 PSUs	1,025,971	Nil
Burns	80,000 70,000 37,980 15,413 101,172 123,907	44.50 48.16 48.72 39.75 33.48 30.41	May 10, 2015 Mar. 8, 2016 Feb. 28, 2017 Sep. 4, 2017 Feb. 27, 2018 Feb. 26, 2019	Nil Nil Nil Nil Nil Nil	47,768 RSUs	930,289	Nil
					85,312 PSUs	1,661,464	Nil

	428,472			Nil
Ball	223,989 109,329	27.53 30.41	May 28, 2018 Feb. 26, 2019	Nil Nil	42,799 RSUs	833,517	Nil

	333,318			Nil	101,927 PSUs	1,985,044	Nil

Notes:

1.	Prior to May 20, 2008, Goldcorp granted certain stock options with terms of greater than five years.
2.	Calculated using the closing market price of the common shares on the TSX on December 31, 2014 of C$21.51 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and might never be, exercised. Actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.
3.	Calculated using the closing market price of the common shares on the TSX on December 31, 2014 of C$21.51.
4.	Converted to US dollars at the exchange rate for 2014 of C$1.00 = $0.9054.
5.	This amount represents the total number of RSUs and PSUs granted to each executive that have not yet vested.

92	Page - EXECUTIVE COMPENSATION

Value Vested or Earned During 2014

Name	Option-Based Awards – Value Vested in 2014 [1,2] ($)	Share-Based Awards – Value Vested in 2014 [3,4] ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year [5] ($)
Jeannes	Nil	1,393,386 – RSUs	1,192,307
		1,499,527 – PSUs
Hall	Nil	632,569 – RSUs	460,062
		706,544 – PSUs
Ripley	Nil	493,050 – RSUs	342,035
		Nil – PSUs
Burns	Nil	469,601 – RSUs	446,412
		338,603 – PSUs
Ball	Nil	206,568 – RSUs	394,224
		Nil – PSUs

Notes:

1.	Converted to US dollars at the exchange rate for 2014 of C$1.00 = $0.9054.
2.	Calculated using the closing market prices of the common shares on the TSX on February 27, 2014 of C$30.14, February 28, 2014 of C$29.77 and March 8, 2014 of C$29.64, the dates on which stock options vested during the year ended December 31, 2014, and subtracting the exercise price of in-the-money stock options.
3.	RSU amounts were calculated using the closing market prices of the common shares on the TSX on February 27, 2014 of C$30.14, February 28, 2014 of C$29.77, March 8, 2014 of C$29.64, May 14, 2014 of C$27.52, May 28, 2014 of C$25.16 and September 4, 2014 of C$28.22, the dates on which the restricted periods of the RSUs expired during the year ended December 31, 2014.
4.	PSU values represent the cash payments made to executives for PSUs that were granted to them in 2011 for the performance period which ended on February 6, 2014. The cash payout values were calculated by multiplying the number of PSUs that vested in 2014 (including distribution PSUs, representing the dividends that would otherwise have been reinvested during the performance period) by C$25.63 (based on the 30-day volume-weighted average price of the common shares on the TSX prior to the vesting date of February 6, 2014) and converted to US dollars at the exchange rate on February 6, 2014 of C$1.00 = $0.9037.
5.	These bonus amounts were paid in Canadian dollars and have been converted to US dollars at the exchange rate of C$1.00 = $0.8029, the noon exchange rate for Canadian dollars in terms of US dollars, as quoted by the Bank of Canada on February 18, 2015, the date the bonuses were awarded.

During the year ended December 31, 2014, there were no stock options exercised by the executives.

93	Page - EXECUTIVE COMPENSATION

TERMINATION / CHANGE OF CONTROL

Termination and Change of Control Benefits

Employment Agreements

Goldcorp has entered into an employment agreement with each of the executives in order to determine the applicable terms and conditions of their employment, as well as the terms and conditions that would prevail should Goldcorp terminate the employment of an executive other than for cause. Each of these agreements includes a conflict of interest/duty of loyalty and a confidentiality clause that the executive agrees to comply with as part of his or her employment terms and conditions.

The employment agreements also stipulate the terms and conditions that would be applicable to each executive in the event of a “Change of Control”.

Generally, a Change of Control occurs when, among other things:

›	Less than 50% of the Board is composed of continuing directors [1]

›	There is an acquisition of at least 40% of the issued and outstanding voting securities[2] by a person or group (or the shareholders approve all necessary resolutions to permit such an acquisition)

›	Goldcorp sells property or assets aggregating more than 50% of its consolidated assets or which generate more than 50% of its consolidated operating income or cash flow during the most recently completed financial year or during the current financial year (or the shareholders approve all necessary resolutions to permit the foregoing), or

›	Goldcorp becomes insolvent or the like

Notes:

1.	“Continuing director” is defined in the employment agreements as either: (i) an individual who is or becomes a member of the Board on the effective date of the employment agreement; or (ii) an individual who becomes a member of the Board subsequent to the date of the employment agreement with the agreement of at least a majority of the continuing directors who are members of the Board at the date that the individual became a member of the Board.
2.	“Voting securities” is defined in the employment agreements as common shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by Goldcorp, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities.

In the event of a Change of Control, the terms and conditions would apply only in the presence of both these two triggers:

›	There is a Change of Control of Goldcorp

›	Within the 12 months following the Change of Control, Goldcorp gives notice of its intention to terminate the executive’s employment for any reason other than just cause OR a “Triggering Event” (as defined in the employment agreements) occurs and the executive elects to terminate his or her employment

None of the executives would receive any incremental benefits due to a Change of Control alone without the second trigger.

Severance Entitlement

Name	Termination Other than For Cause and Termination following a Change of Control
Jeannes	36 months of base salary plus 3 times the annual bonus [1]
Hall	24 months of base salary plus 2 times the annual bonus [1]
Ripley
Burns
Ball

Note:

1.	The greater of three times (or two times for the EVPs) the annual bonus at target and three times (or two times for the EVPs) the bonus received in the previous year.

94	Page - EXECUTIVE COMPENSATION

Other Terms and Conditions

The terms and conditions provided in our long-term incentive plans apply in situations of retirement, death and termination upon permanent disability. For the SERP, in all instances of termination, the terms and conditions that apply are those provided by the plan.

Compensation Element	Termination excluding For Cause and Termination following a Change of Control	Retirement	Death	Termination upon Disability
PSUs	Any outstanding PSUs granted by Goldcorp shall vest on the date of notice of termination and any payments shall be made according to the plan.1 2	All PSUs shall be forfeited and cease to be credited to the executive on the retirement date. The Compensation Committee has discretion to provide that the performance period shall end at the end of the calendar quarter immediately before the retirement date and that the amount payable to the executive shall be calculated as of such date.	The performance period is deemed to end at the end of the calendar quarter immediately before the date of death of the executive and the amount payable to the executors shall be calculated as of such date.	The performance period is deemed to end at the end of the calendar quarter immediately before the date of total disability and the amount payable to the executive shall be calculated as of such date.
RSUs	Any outstanding RSUs granted by Goldcorp shall vest on the date of notice of termination and any distribution or payments shall be made according to the plan.1 2	Any RSUs shall immediately terminate on the date of retirement. The Compensation Committee has discretion to provide that the restricted period shall terminate immediately prior to the executive’s retirement.	Any RSUs shall vest on the date of death and the restricted shares represented by the RSUs held by executive will be issued to his or her estate.	Any RSUs will vest on the date of total disability and the restricted shares represented by the RSUs held by the executive will be issued to him or her.
Stock Options	Any outstanding stock options granted by Goldcorp shall vest on the date of notice of termination and remain exercisable at the earliest of the options expiry date or until 24 months (36 months for the CEO) from the date of termination. [2]	Each vested stock option will cease to be exercisable 30 days after the retirement date. Stock options not vested may not be exercised unless the Board determines otherwise.	The legal representative of the executive may exercise the stock options that were vested on the date of death within a period of the earlier of 12 months after the date of the executive’s death and the expiry date of such stock options.	Each vested stock option will cease to be exercisable 30 days after the total disability date. Stock options not vested may not be exercised unless the Board determines otherwise.

95	Page - EXECUTIVE COMPENSATION

Compensation Element	Termination excluding For Cause and Termination following a Change of Control	Retirement	Death	Termination upon Disability
Benefits	Health and medical plans coverage is maintained until the earlier of obtaining alternate coverage under the terms of any new employment or on an anniversary of the termination date as set out in each agreement.	No group benefits are provided to retirees. [3]	Nil.	Health and medical plans coverage is maintained until the earlier of obtaining alternate coverage under the terms of any new employment or on an anniversary of the termination date as set out in each agreement.
SERP	The accumulated balance in the executive notional SERP account as at the date of termination, immediately vests if still in the five-year vesting period, and is paid as a lump sum amount to the executive.	The accumulated balance in the executive notional SERP account at the retirement date is paid to the executive as a lump sum amount, as long as the five-year vesting period has been completed.	Upon the date of death of an executive while employed, benefits under the SERP will be deemed vested and payable to the beneficiary.	The accumulated balance in the executive notional SERP account as at the date of termination, immediately vests if still in the five-year vesting period, and is paid as a lump sum amount to the executive.

Notes:

1.	Under Messrs. Jeannes and Ball’s respective employment agreements, any outstanding PSUs and RSUs granted which have not yet vested at the time of termination shall vest on the date of termination.
2.	Under Messrs. Hall, Ripley and Burns’ respective employment agreements, any outstanding stock options, PSUs and RSUs which have not yet vested shall vest on the date notice of termination is given and remain exercisable until the earlier of (i) the termination date of such stock options, RSUs or PSUs, or (ii) the date which is 24 months from the date of termination.
3.	Mr. Jeannes reached 15 years of service with Goldcorp or its affiliates on April 1, 2014. Under the terms of his employment agreement, he is now entitled to receive medical and dental health insurance benefits equal to those provided to our US employees for the rest of his life.

96	Page - EXECUTIVE COMPENSATION

Payments on Termination

The table below assumes that the triggering event for termination occurred on December 31, 2014.

	Jeannes	Hall	Ripley	Burns	Ball
Termination Without Cause or Change of Control
Severance Payment	$4,074,300	$1,588,072	$995,940	$1,539,180	$1,358,100
Severance Bonus Payment	$5,685,007	$1,519,261	$796,752	$1,472,180	$1,086,480
Unvested PSUs [1]	$4,476,345	$1,975,540	$967,545	$1,661,464	$1,985,044
Unvested RSUs [1]	$2,315,089	$1,018,589	$1,122,957	$930,289	$833,517
Unvested Stock Options [1]	Nil	Nil	Nil	Nil	Nil
Benefits [2]	$97,446	$21,148	$21,148	$21,431	$21,471
SERP [3]	Nil	Nil	$183,635	Nil	$228,602
TOTALS	$16,648,187	$6,122,611	$4,087,977	$5,624,545	$5,521,213
Other Termination
Voluntary Termination	Nil	Nil	Nil	Nil	Nil
Termination with Cause	Nil	Nil	Nil	Nil	Nil
Retirement	Nil	Nil	Nil	Nil	Nil
Termination upon Death [4]	$7,688,368	$3,389,972	$2,468,006	$2,924,665	$3,444,910
Termination upon Disability [4,5]	$7,688,368	$3,389,972	$2,468,006	$2,924,665	$3,444,910

Notes:

1.	This amount is the value of all unvested PSUs, RSUs and stock options at termination date or, in the event of an executive’s death or permanent disability, the value of all unvested PSUs at the end of the calendar quarter immediately before the date of death or total disability of the executive.
2.	This amount includes health and medical plan premiums and the cost for the annual executive health examination.
3.	SERP benefits become fully-vested and payable upon termination without cause, change of control, death and total disability. These amounts represent the accumulated value of the SERP as at December 31, 2014 for each respective executive. There is no incremental payment for SERP benefits for Messrs. Jeannes, Hall and Burns as their SERP benefits are fully vested.
4.	These amounts include the value of all unvested PSUs at the end of the calendar quarter immediately before the date of death or total disability, the value of all unvested RSUs on the date of death or total disability and the SERP incremental payment.
5.	If the executive suffers a permanent disability, and continues to suffer from a permanent disability for greater than 24 months, Goldcorp may, subject to applicable human rights legislation, terminate the executive’s employment provided that the executive receives the same amount as if he or she was terminated without cause. A “permanent disability” is considered to be any physical or mental incapacity, disease or affliction which prevents the executive from performing substantially all of his or her obligations as an executive officer and has existed for a period of 180 days in any period of 365 days.

Additional Provisions

Mr. Jeannes reached 15 years of service with Goldcorp or its affiliates on April 1, 2014. Under the terms of his employment agreement, he is now entitled to receive medical and dental health insurance benefits equal to those provided to our US employees for the rest of his life.

97	Page - EXECUTIVE COMPENSATION

SECURITIES AUTHORIZED FOR ISSUE

The details of our compensation plans under which equity securities of Goldcorp are authorized to be issued as of December 31, 2014 are set out below. These plans include the restricted share unit plan and the stock option plan.

Equity Compensation Plan Information as of December 31, 2014

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights [1]	Weighted-Average Price of Outstanding Options, Warrants and Rights [2]		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans [3]
Equity compensation plans approved by security holders	2,988,771 RSUs		$32.48	7,476,597 RSUs
	16,378,992 stock options		$39.09	8,527,227 stock options
Equity compensation plans not approved by security holders	Nil	$	Nil	Nil
Total	19,367,763		$38.07	16,003,824

Notes:

1.	Represents the number of common shares reserved for issuance upon exercise of outstanding stock options and RSUs.
2.	Converted to US dollars at the exchange rate for 2014 of C$1.00 = $0.9054.
3.	Based on the maximum number of common shares reserved for issuance as at December 31, 2014 upon exercise of RSUs under the restricted share plan and upon exercise of stock options under the stock option plan.

98	Page - EXECUTIVE COMPENSATION

  In this section you can read about:

Governance at a glance	Page 100

Shareholder engagement	Page 101

Governance practices	Page 104

CORPORATE GOVERNANCE DIVERSITY BEYOND THE BOARD: Innovative internal programs SHAREHOLDER ENGAGEMENT: 10 separate programs DIRECTORS’ VOICE: Independent Vice-Chairman and Lead Director

99	Page - CORPORATE GOVERNANCE

GOVERNANCE AT A GLANCE

At Goldcorp, good governance is the foundation on which we build our responsible management, environmental stewardship and industry-leading results.

Comprehensive code of conduct and supporting policies – the Board approves and monitors our Code of Conduct (Code) and key policies that are the foundation of our operating strategy – they apply to all directors, officers, employees and any third party conducting action on our behalf	Page 120

Engaging with shareholders – we want to hear from you and connect with you so we provide ways for you to submit proposals and communicate directly with the Board	Page 103

Say on pay – having shareholders vote on our approach to executive compensation is another way that we seek out your views – each year you can tell us whether or not you support our pay practices	Pages 14 and 103

Independent Board and committees – our Board of 10 members is 80% independent and all of our committees are 100% independent	Pages 105 and 115

Independent leadership – Mr. Holtby, the Vice-Chairman and Lead Director, gives independent directors a clear voice on the Board; the roles of the Chairman and CEO are separate	Page 107

In camera meetings – at every regularly scheduled Board and committee meeting, independent directors meet without management to provide a forum for open and frank discussion	Page 117

Diversity on the Board and beyond – our Board includes 20% female directors, 23% of our executive officers are female and we have a far-reaching program to promote diversity throughout Goldcorp	Page 109

Experienced and committed directors – we fully disclose the skills of our Board members and require them to meet our attendance standards (75% for Canadian and US directors and 60% for international directors) or offer to resign	Page 116

Performance over age – rather than having an arbitrary retirement age requirement, we use our annual performance evaluations to inform the decision to ask a director to stand for re-election	Page 106

Balance of views – we seek to maintain an appropriate average tenure (number of years on the Board) instead of having a tenure limit for individual directors – this allows us to balance the key experience and understanding of Goldcorp with fresh perspectives	Page 106

Majority voting policy – a director who receives less than a majority of the votes cast in favour of election must submit a resignation for consideration	Page 10

Individual, annual elections – all of our directors stand for re-election every year and you can choose which individuals you wish to vote for every year	Page 10

Meaningful share ownership guidelines – all directors must own common shares in Goldcorp worth at least three times the value of their annual cash retainer and after-tax equity compensation	Page 111

Limits on board interlocks – to help ensure independence no two directors may sit together on two or more other boards and we currently have only one board interlock	Page 105

Service limits – to ensure that directors have sufficient time to consider Goldcorp issues they may not serve on more than six other public company boards	Page 105

In-depth Board orientations and continuing education – new directors receive an in-depth review of our strategy, risks and operations so that they can hit the ground running; our annual continuing education program ensures directors stay up to date on industry issues and have an opportunity to visit our operating sites worldwide	Page 113

100	Page - CORPORATE GOVERNANCE

SHAREHOLDER ENGAGEMENT

External Recognition

We recognize the importance of appropriate corporate governance to the effective management of Goldcorp. We strive to provide our shareholders and other stakeholders with clear and concise disclosure about our policies and programs. We see external recognition as an indicator of how well we are communicating and engaging with our shareholders.

We were recognized by the following third-parties:

›	Canadian Mining Hall of Fame – Ian Telfer, Chairman, was inducted on January 15, 2015 for his achievements in the mining industry throughout his career

›	Business in Vancouver – 2014 CFO (Chief Financial Officer) of the Year Award – Lindsay Hall

›	Ranked first in the gold mining industry and 36th out of 247 companies in the Globe and Mail’s 2014 Board Games (a review of corporate governance practices in Canada)

›	First place was awarded to Goldcorp’s Éléonore Mine Rescue Team at the 52nd Provincial Mine Rescue Championship

›	2014 Mining Company of the Year Award to Goldcorp’s Cerro Negro mine from Panorama Minero and Fundación para el Desarrollo de la Minería Argentina (FUNDAMIN)

›	2014 Mining Businessman of the Year Award to Eduardo Villacorta, Senior Vice-President Central and South America from FUNDAMIN

›	2014 Mexico’s Woman of the Year was awarded to Blanca Treviño, a director of Goldcorp, by the National Women of the Year Foundation

›	Luis Canapari, Vice-President Information Systems, was named as one of Business in Vancouver’s Forty Under 40 Award winners

›	Tradeswomen of the Year Award was awarded to Dani Drewek, Cage Tender, at Goldcorp’s Red Lake Gold mine by Influential Women of Northern Ontario

›	Nine supervisors from Goldcorp’s Éléonore mine were awarded the 2014 Foreman Trophy from Association Minière du Québec (AMQ) for reaching between 50,000 and 150,000 cumulative career work hours without a recorded incident by the workers under their supervision. The winners of the 50,000 hours awards were Érick Savard, Stéphane Torgeon, Stanley Twardy, Marco Cadrin and Réal East while Jacques Héroux and Éric Devin achieved 100,000 hours and Normand Charette and Jean-Marc St-Amant achieved 150,000 hours

›	2014 Chartered Professional Accountants Canada – Award of Excellence in Corporate Reporting for high quality electronic disclosure

›	Ranked among the top 100 companies in the world for our sustainability and reporting performance by the NASDAQ OMX CRD Global Sustainability Index

›	Recognized as one of 33 companies most socially responsible in Mexico by the Mexican Centre for Philanthropy and Alliance for Corporate Responsibility

›	Award for Best Mining Sustainability Report from McGill University

›	Goldcorp Guatemala was honoured by the Guatemalan Chamber of Journalism with the “Excellence in Journalism” award. Goldcorp Guatemala received the award for their collaboration in organizing the 2014 Journalism Development conferences, supporting training workshops for journalists in rural areas and for being a founder of the Press Center

Visit our website at www.goldcorp.com for more information about the awards we received in 2014.

101	Page - CORPORATE GOVERNANCE

Shareholder Engagement

At Goldcorp, we recognize the importance of strong and recurrent engagement with our shareholders. We have in place policies and programs that ensure we understand and, when appropriate, address shareholder concerns. We have a comprehensive program designed to engage shareholders that aligns with the Canadian Coalition for Good Governance model policy of director and shareholder engagement on governance matters.

Event	Who engages	Who we engage with, when and what we talk about
Meetings and discussion	Directors [1] and senior management	With institutional investors throughout the year to provide public information on our business, operations and sustainability initiatives and to get feedback on our governance processes and executive compensation generally
Socially Responsible Investors (SRI) call	Directors [2] and senior management	With socially responsible investors to provide updates from the Sustainability Committee and a general overview of our corporate social responsibility activities during the year
Quarterly conference call	Senior management	With the investment community to review our most recently released financial and operating results
Guidance release	Senior management	Released to the media, usually in early January, to report on our financial outlook for the coming year and to provide an overview of business operations and strategies
Broker-sponsored conference	Senior management	Speaking at industry investor conferences about public information on our business and operations
Investor Day	Senior management	All Goldcorp investors and analysts are invited to attend each spring; presentations from the investor day are available on our website
Regularly contact	Investor relations	Meetings with brokers and active engagement with retail shareholders to address any shareholder-related concerns and to provide public information on Goldcorp
Regular meetings	Directors [1]	With shareholder advocacy groups to discuss governance issues
Non-deal road shows	CEO and/or CFO	Meetings with investors to discuss company updates

Notes:

1.	Either the Chairman, the Chair of the Compensation Committee, the Chair of the Governance Committee or the Chair of the Sustainability Committee and other directors.
2.	Mr. Bell attended in 2014 on behalf of the Sustainability Committee.

We also post frequently asked questions on our website at www.goldcorp.com.

You can read more on how we engage shareholders on executive compensation in our say on pay section on page 14.

102	Page - CORPORATE GOVERNANCE

Communicating with Us

We have established a number of ways to receiving feedback from interested parties, including a toll free number for general, investor and shareholder inquiries (1-800-567-6223).

You can also connect with us on social media at:

@Goldcorp_Inc

Goldcorp

goldcorp-inc

For complaints and/or concerns with respect to Goldcorp’s accounting, internal accounting controls or auditing matters, interested parties should refer to the contact information provided at www.goldcorp.com.

Communicating with the Board

Shareholders, employees and others can contact the Board directly by:

Write to the Vice-Chairman and Lead Director at our head office address noted below

Telephone at 1-866-696-3055 or (604) 696-3055

Email to directors@goldcorp.com

Available Board members and committee chairs will also be present at the meeting to receive questions from shareholders.

Shareholder Proposals

We must receive any shareholder proposal before 4:00 pm (Pacific Time) on March 30, 2016 for it to be included in the circular and considered at the 2016 annual meeting of shareholders.

Shareholders who wish to make a proposal should refer to Section 99 of the OBCA for a full description of the procedures to be followed. Proposals may be addressed to the Corporate Secretary at our head office address noted below.

Head Office Address

Goldcorp Inc.

3400 Park Place

666 Burrard Street

Vancouver, BC V6C 2X8

Say on pay

Shareholders will be asked again this year to consider and approve an advisory resolution on our approach to executive compensation. See “Business of Meeting – Advisory Vote on Executive Compensation” on page 14.

The Compensation Committee and the Board will continue to review and analyze the results of the advisory vote on our approach to executive compensation and consider all shareholder feedback related to executive compensation matters. To facilitate questions and comments from shareholders, you can communicate with the Compensation Committee directly by writing to them at our head office address above or calling them in the number provided for communicating with the Board.

In order to ensure we receive meaningful feedback on executive compensation, we invite shareholders to write directly to the Chair of the Compensation Committee at the head office address noted above.

103	Page - CORPORATE GOVERNANCE

GOVERNANCE PRACTICES

At Goldcorp we recognize the importance of corporate governance – the ways in which a Board oversees and governs a company – to the effective management of Goldcorp. We designed our governance programs to enhance shareholder value and protect employees. We are also subject to the rules put in place by Canadian and US securities regulators and the rules of the TSX and NYSE. We do not believe that there are any significant differences between our governance practices and those required to be followed by US companies under NYSE listing rules.

Our governance practices have been and continue to be in compliance with Canadian and US requirements.

Governance Structure

The following chart highlights the governance structure at Goldcorp.

The following chart highlights the relationship between the Board, management and the committees of the Board.

104	Page - CORPORATE GOVERNANCE

Board of Directors – Independence and Key Policies

Independence of the Board

The Board and the Governance Committee considered the relationships of each of the directors to Goldcorp and determined that eight out of the ten members of the current Board, all of whom are nominees, qualify as independent directors. We review independence in light of the requirements of National Instrument 58-101 – Disclosure of Corporate Governance Practices (NI 58-101) in Canada and the rules of the NYSE. None of the independent directors has a material relationship with Goldcorp that could impact their ability to make independent decisions.

Mr. Jeannes is not independent as he is the President and CEO. Mr. Telfer is not independent as he has an employment agreement with Goldcorp for his continued service as Chairman.

Independence

Director	Independent	Reason if not independent
Bell	✓
Briscoe	✓
Dey	✓
Holtby	✓
Jeannes	×	Current President and CEO
Pelletier	✓
Reifel	✓
Telfer	×	Party to employment agreement for continued service as Chairman
Treviño	✓
Williamson	✓

Limit on Board service

Goldcorp has a policy that no director may serve on six or more outside boards without approval from the Board. This ensures that directors have enough time to devote to the Board and reduces potential independence and conflict of interest issues.

Limit on interlocks

An interlock occurs when two or more Board members sit together on other boards as well. At Goldcorp our policy is that no two directors may sit together on two or more outside boards without approval of our Board.

Outside board	Director	Role(s)
Tahoe Resources Inc.	Bell	Health, Safety, Environment and Community Committee Corporate Governance and Nominating Committee
	Williamson	Audit Committee Compensation Committee

Supporting Our Strategic Advantage

Our strategy is based on long-term success and we feel that the best way to ensure that success is to have a Board that:

›	Understands the mining industry and its complex history

›	Understands Goldcorp within the context of that industry history

105	Page - CORPORATE GOVERNANCE

Both of these factors mean we need to have highly experienced directors who stay on our Board for a significant amount of time. We see mandatory retirement ages and term limits for directors as arbitrary. That is why we do not have specific retirement or tenure policies.

Instead we use our rigorous review of each director’s abilities and continuing contributions, undertaken every five years, and our Board Succession Policy to ensure the preservation and orderly renewal of a strong and independent Board. This ensures we do not deny our shareholders the wisdom and guidance of highly knowledgeable and motivated individuals. We also continue to monitor developments in both of these areas and reassess our policies regularly. During 2014 we updated our Board Guidelines to clarify our position on both of these items.

Retirement Policy

We do not have a specific retirement age requirement for directors. The Governance Committee, however, reviews the appropriateness of each Board member’s continued service in light of the annual performance evaluations. This assists us to remain focused on having wise, contributing Board members.

The average age of Goldcorp’s directors is 65 years and breaks down as follows:

Tenure Policy

We believe it is important to have a balance between directors who have a long history and organizational understanding of Goldcorp with directors who bring new perspectives and ideas to the Board.

We value the experience and continuity provided by long-term directors. The average tenure of Goldcorp’s directors is 7.1 years. We monitor that average on an ongoing basis.

106	Page - CORPORATE GOVERNANCE

Special Roles on the Board

Separation of Chairman and CEO

Since 2007, the roles of Chairman and CEO have been separate. The Board believes this format best serves Goldcorp and its shareholders by dividing the responsibility for day-to-day operations from the oversight of Goldcorp. However, as Mr. Telfer is not independent, the Board has also provided for a Vice-Chairman and Lead Director, Mr. Holtby, who is independent.

Role of the CEO

The CEO has overall responsibility for providing leadership and vision to develop business plans that meet our corporate objectives and day-to-day management of the operations of Goldcorp. Mr. Jeannes is tasked with ensuring that Goldcorp is effectively carrying out the strategic plan approved by the Board, developing and monitoring key business risks and ensuring we have appropriate policies and programs in place to provide for effective and safe operations that support the communities in which we work. He is the principal spokesperson for Goldcorp to the media, investors and the public.

Role of the Chairman

Mr. Telfer’s primary roles are to chair all meetings of the Board and shareholders, and to manage the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities. These responsibilities include setting the meeting agenda; ensuring that the Board works together as a cohesive team with open communication; and working with the Governance Committee to ensure there is an effective Board, committee and director evaluation process in place.

The Chairman acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public. He also ensures that our management strategies, plans and performance are appropriately presented to the Board.

Independent Vice-Chairman and Lead Director

Mr. Holtby’s primary focus is to provide leadership for the independent directors and to ensure that the Board’s agenda enables it to successfully carry out its duties. He chairs all of the independent director meetings and reports the results of these meetings to the CEO and the Chairman.

The Vice-Chairman and Lead Director’s key responsibilities include, among other things, acting as a liaison to ensure the relationships between the Board and management are conducted in a professional and constructive manner; supporting the Governance Committee in developing criteria for directors, identifying potential candidates and ensuring an adequate orientation program is in place; and reviewing director conflict of interest issues as they arise. He also ensures that the Board has a process for assessing CEO performance and ensuring that appropriate succession, development and compensation plans are in place for senior management.

Position Descriptions

We have written position descriptions for each of the Chairman, the Vice-Chairman and Lead Director and the CEO. The descriptions are reviewed and approved by the Governance Committee and the Board annually.

In addition, the terms of reference for each of the committees set out the responsibilities of both the committee and its Chair. The terms of reference and the written positions of the Chairman, the Vice-Chairman and Lead Director and the CEO are available at www.goldcorp.com.

Director Expectations and Attributes

Expectations and Personal Commitments

All directors are expected to demonstrate high ethical standards and integrity, leadership and current fluency in their own field of expertise. Every director is required to comply with our Code, all applicable policies and procedures, as well as our governance guidelines.

Board members are expected to develop and expand a broad and current knowledge of the nature and operation of our business, which is achieved through site visits each year.

107	Page - CORPORATE GOVERNANCE

Each director is expected to commit the time needed to be an effective and fully contributing member of the Board and each committee on which they serve. They are expected to attend all meetings of the Board and their committees, to come to the meetings fully prepared to actively participate and to remain in attendance for the duration of the meeting.

Skills

The Governance Committee maintains a matrix of the skill sets of the current directors. The matrix is reviewed annually and updated regularly. It is used as a reference tool for the assessment of Board composition and to assist in determining the skills the Board will seek in new director candidates.

Not every director has to be skilled in every area, but we seek a balance of necessary skills and experience to ensure that the Board is well-equipped to provide strategic support and constructive challenge to management.

Our Board Skills

Skill	Bell	Briscoe	Dey	Holtby	Jeannes	Pelletier	Reifel	Telfer	Treviño	Williamson
Relevant Industry Skills
Mining industry experience					✓	✓	✓	✓		✓
Environmental, safety and sustainability	✓	✓				✓
Mining						✓
Metallurgy						✓
Exploration / Geology					✓		✓
Energy						✓

General Business Skills
Banking / Finance		✓	✓				✓	✓		✓
M&A			✓	✓	✓	✓	✓	✓	✓	✓
Accounting		✓		✓				✓	✓
Legal / Governance			✓	✓	✓
Consulting and private equity				✓		✓	✓
Social, economic and foreign policy	✓
Information technology									✓
Human resources and compensation	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

108	Page - CORPORATE GOVERNANCE

Diversity

The Board and Governance Committee believe that diversity provides a depth of perspective and enhances overall Board operations. While our Board skills matrix above identifies the skills with the greatest ability to strengthen the Board given our current strategy, we are also focused on continually increasing diversity within the boardroom. In 2014, 20% of our directors were women and 23% of our officers were women. In addition, our directors and officers represent nine different nationalities and self-identify with 19 distinct cultures/ethnicities.

19 distinct cultures/ethnicities represented by our directors and officers

The Governance Committee does not specifically define diversity, but values diversity of experience, perspective, education, race, gender and national origin as part of its overall annual evaluation of director nominees for election or re-election.

Goldcorp’s Diversity Policy promotes the benefits of, and need for, extending opportunities for career advancement to all internal personnel and outside candidates, without distinction as to gender, ethnicity, or any other basis. In response to recent amendments to NI 58-101, we have updated the mandates and the terms of reference of both the Board and the Governance Committee. Specifically, the Governance Committee’s mandate was expanded in 2014 to consider and, if appropriate, develop recommendations to the Board on what changes to our current policies relating to the representation of women on the Board and in executive positions may be advisable. Other than as set out below, while we do not currently support the adoption of targets or quotas to support our Diversity Policy, and although we have not adopted a specific policy relating to the identification and nomination of women directors, our employees, executive officers and directors have been and will continue to be recruited and promoted based on their abilities and contributions.

In 2014, Goldcorp became a signatory to the Catalyst Accord, an initiative to increase the proportion of women directors on corporate boards. Catalyst, founded in 1962, is a leading non-profit organization dedicated to expanding opportunities for women in business. As a signatory to the Catalyst Accord, Goldcorp has committed to increase the overall percentage of women on the Board to 25% by 2017.

109	Page - CORPORATE GOVERNANCE

Gender and geography are of particular importance to ensuring diversity within the Board. Women have typically been underrepresented on boards, and we believe that ensuring gender diversity will enrich the Board. The global nature of our business makes geographic diversity essential to Board efficiency.

Board and Senior Management	Male	Female
Board	8	2
Audit Committee	2	2
Compensation Committee	4	0
Governance and Nominating Committee	4	1
Sustainability, Environment, Health and Safety Committee	3	1
Senior Management (Officers)	27	8

In this light, we seek to recruit Board candidates that represent both gender diversity and global business understanding and experience. We do not, however, support fixed percentages for any selection criteria, as the overall composition of the Board is based on numerous factors and it is ultimately the skills, experience, character and behavioural qualities that are most important to determining the value that an individual could bring to the Board. In addition, the Board is responsible for the approval of all executive officer appointments and works closely with management to identify the most qualified candidates.

To ensure gender diversity throughout Goldcorp, we have implemented a unique, enterprise-wide and highly innovative diversity program. Spearheaded by Anna Tudela, Vice President, Regulatory Affairs and Corporate Secretary, the “Creating Choices” program is a training, development and mentorship initiative for women at Goldcorp.

Creating Choices aims to strengthen the ability of female employees at Goldcorp to: understand opportunities for personal and professional growth; develop their self-confidence and courage; build strong partnerships with fellow employees and communities where we operate; gain access to mentoring; and receive recognition for their contributions to Goldcorp.

This program represents the first time a Canadian mining company has developed such an enterprise-wide diversity program. Supported by our executive management and the Board, Creating Choices represents the Board and Goldcorp’s commitment to diversity and inclusion. To date, over 1,200 women have graduated from the program.

In 2014, Goldcorp expanded the Creating Choices program by adding a second phase called “Growing Choices” to build upon what women of Goldcorp learned in Creating Choices. Growing Choices is a four-module program that gives women insight into unwritten rules that govern corporate culture, such as creating a personal brand, work-life balance, career planning and building effective relationships. In October 2014, Goldcorp trained 40 facilitators in Canada, the US, Mexico and Central and South America. These facilitators will begin delivering the Growing Choices program in January 2015.

We are an industry leader in supporting and promoting the advancement of women and women’s issues in the global mining industry, as illustrated by the success of our Creating Choices program and the growing proportion of women in executive management (now at 23%, compared to 0% in 2005) and on the Board (now at 20%, compared to 0% in 2005).

The proportion of women in our workforce, including within senior management, is growing. With the continued support of the Board and management, we expect this trend to continue in the years ahead. We remain actively committed to pursuing and developing ongoing diversity initiatives at Goldcorp.

Director Share Ownership

We align the interests of our directors with Goldcorp’s shareholders by requiring that members of the Board own a minimum number of our common shares. Each non-executive director must hold common shares with a value equal to three times the annual retainer and after-tax equity compensation. The shareholdings of each non-executive director are valued using the closing price of our common shares on December 31 each year or the value at the time they were acquired, whichever is greater. Directors have five years to meet the requirement and they must continue to hold the common shares throughout their service on the Board.

110	Page - CORPORATE GOVERNANCE

Currently, all of the directors have satisfied the share ownership requirements, except for Ms. Treviño, who has until 2017, and Mr. Pelletier, who has until 2019.

Director Share Ownership as of December 31, 2014 and 2013

Director	Since	Year	Common Shares Held	Amount at Risk [1]	Multiple of Annual Retainer	Annual Retainer		After-Tax Value of RSUs [2,3]	Amount Required	Minimum met	Due date
				($)		($)		($)	($)
Bell	Feb. 2005	2014	38,446	748,742	7.49	100,000		81,297	543,892	Yes	Feb. 2008
		2013	32,515	727,420	7.27	100,000		57,439	472,316	Yes
		+/-	+5,931	21,321	0.21	Nil		23,858	71,576	–
Briscoe	April 2006	2014	34,438	670,685	6.71	100,000		81,297	543,892	Yes	April 2009
		2013	28,507	637,754	6.38	100,000		57,439	472,316	Yes
		+/-	+5,931	32,931	0.33	Nil		23,858	71,576	–
Dey	June 2006	2014	35,312	687,707	6.88	100,000		80,382	541,147	Yes	June 2009
		2013	32,166	719,613	7.20	100,000		57,439	472,316	Yes
		+/-	+3,146	(31,906)	(0.32)	Nil		22,943	68,831	–
Holtby[4]	Feb. 2005	2014	55,651	1,083,812	5.42	200,000		81,297	843,892	Yes	Feb. 2008
		2013	52,470	1,173,850	5.87	200,000		57,396	772,187	Yes
		+/-	+3,181	(90,039)	(0.45)	Nil		23,901	71,705	–
Pelletier	May 2014	2014	10,931	212,883	2.13	100,000		81,297	543,892	N/A 5	May 2019
		2013	5,000	111,859	N/A	N/A		N/A	N/A	N/A 5
		+/-	+5,931	101,024	N/A	N/A		N/A	N/A	–
Reifel[4]	Nov. 2006	2014	4,042,244	78,723,324	787.23	100,000		81,297	543,892	Yes	Nov. 2009
		2013	4,036,313	90,299,749	903.00	100,000		57,439	472,316	Yes
		+/-	+5,931	(11,576,424)	(115.76)	Nil		23,858	71,576	–
Telfer	Feb. 2005	2014	147,651	2,875,526	3.34	862,000	[6]	81,297	2,829,892	Yes	Feb. 2008
		2013	91,720	2,051,945	2.11	971,000		58,000	3,087,000	No [7]
		+/-	+55,931	823,581	1.22	(109,000)		23,297	(257,108)	–
Treviño	Feb. 2012	2014	11,401	222,036	2.22	100,000		81,297	543,892	N/A 8	Feb. 2017
		2013	5,470	122,374	1.22	100,000		58,373	475,120	N/A 8
		+/-	+5,931	99,662	1.00	Nil		22,924	68,772	–
Williamson	Nov. 2006	2014	54,441	1,060,247	10.60	100,000		80,382	541,147	Yes	Nov. 2009
		2013	48,510	1,085,258	10.85	100,000		57,439	472,316	Yes
		+/-	+5,931	(25,011)	0.25	Nil		22,943	68,831	–

Notes:

1.	Amount at risk is the total value of the common shares held. It is calculated using the closing prices of the common shares on the TSX on December 31, 2014 and December 30, 2013 of C$21.51 and C$23.04, respectively, and converted to US dollars at the exchange rate for 2014 of C$1.00 = $0.9054 and C$1.00 = $0.9710 for the year ended December 31, 2013.
2.	For the year ended December 31, 2014, the value of the RSUs has been calculated using the value of the RSUs granted to the directors in 2014 of $149,995 (based on the closing price of the common shares on the TSX on May 6, 2014 of C$27.54 and converted to US dollars at the exchange rate on May 6, 2014 of C$1.00 = $0.9183). RSUs granted in 2014 were subject to a withholding tax at a rate of 45.80%, other than for Messrs. Dey and Williamson who were subject to a withholding tax rate of 46.41%
3.	For the year ended December 31, 2013, the value of the RSUs has been calculated using the value of the RSUs granted to the directors in 2013 of $102,076 (3,500 RSUs x $29.16 (based on the closing price of the common shares on the TSX on May 13, 2013 of C$29.48 and converted to US dollars at the exchange rate on May 13, 2013 of C$1.00 = $0.9893)), other than for (i) Mr. Holtby, the value of which was $101,972 (3,500 RSUs x C$29.45 and converted to US dollars at the exchange rate on May 13, 2013 of C$1.00 = $0.9893, being the price and date at which Mr. Holtby sold a portion of his RSUs); (ii) Mr. Telfer, which was $103,045 (3,500 RSUs x C$29.76 and converted to US dollars at the exchange rate on May 13, 2013 of C$1.00 = $0.9893, being the price and date at which Mr. Telfer sold a portion of his RSUs); and (iii) Ms. Treviño, the value of which was $102,830 (3,500 RSUs x $29.38, being the price at which Ms. Treviño sold a portion of her RSUs). RSUs granted in 2013 were subject to a withholding tax at a rate of 43.70%.
4.	Each of Messrs. Holtby and Reifel hold their common shares directly or indirectly.
5.	As 2014 was the first year Mr. Pelletier was a director of Goldcorp, he has until 2019 to satisfy the minimum shareholding requirement.
6.	Converted to US dollars at the exchange rate on December 31, 2014 of C$1.00 = $0.8620.
7.	As of December 31, 2012, Mr. Telfer’s share ownership value had fallen below the minimum shareholding requirement due to a decrease in our share price. Under our policy, he had until December 31, 2014 to meet the minimum shareholding requirement again. On December 8, 2014, Mr. Telfer exercised 50,000 stock options in order to increase his shareholdings of Goldcorp to meet the minimum shareholding requirement.
8.	As 2012 was the first year Ms. Treviño was a director of Goldcorp, she has until 2017 to satisfy the minimum shareholding requirement.

111	Page - CORPORATE GOVERNANCE

Director Processes and Programs

Nomination

The Governance Committee is responsible for identifying and recruiting new candidates for nomination to the Board. The Governance Committee develops, annually updates and recommends to the Board for approval, a long-term plan for Board composition. The plan considers:

›	The independence of each director

›	The competencies and skills the Board, as a whole, should possess such as financial literacy, integrity and accountability, the ability to engage in informed judgment, governance, strategic business development, excellent communications skills and the ability to work effectively as a team

›	The current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities that most affect Board dynamics

›	Our strategic direction

The Governance Committee does not set specific minimum qualifications for director positions. Instead, nominations for election or re-election to the Board are based on a particular candidate’s merits, skills and Goldcorp’s needs after taking into account the current composition of the Board.

We evaluate candidates annually for nomination for election as directors. The Governance Committee considers an individual’s skills, diversity, independence, experience in critical areas and the ability to devote adequate time to Board duties and responsibilities. The Governance Committee seeks to achieve the appropriate balance of industry and business knowledge as set out in the skills matrix and takes into account personal integrity, judgment and reputation.

Whenever a seat on the Board is being filled, candidates that appear to best fit the needs of Goldcorp and the Board are identified. Potential candidates are then interviewed and further evaluated by the Governance Committee and the Chairman (unless they are already well known to the Board) before they are presented to the Board for consideration.

The Governance Committee may also consider expanding the Board if presented with a potential candidate whose skills would complement the current Board.

During 2014, the Governance Committee amended its terms of reference to add to its responsibilities to consider and develop recommendations to the Board on what changes to Goldcorp’s current policies relating to the representation of women on the Board and in executive officer positions may be advisable.

Board Succession Policy

A Board Succession Policy was adopted by the Governance Committee and approved by the Board on May 6, 2009. This policy acknowledges that it is in the best interests of Goldcorp, and its shareholders, to provide for the orderly succession of directors, while ensuring the continuity of core competencies in the governance of a major global mining company, and the improvement or addition of new skill sets to address evolving trends in Goldcorp’s business.

In order to facilitate the orderly replacement of outgoing Board members, the policy mandates that directors should, when possible, provide the Board with at least six months’ notice of their intention not to stand for re-election at the next annual general meeting, or to resign prior to the annual general meeting. In addition, board succession planning is discussed at various Governance Committee meetings throughout the year.

112	Page - CORPORATE GOVERNANCE

Orientation

The Governance Committee is responsible for ensuring that new directors receive a comprehensive orientation program that ensures they are equipped to contribute to the Board from their very first meeting. The orientation includes:

›	Written information about the duties and obligations of directors, our business and operations and documents from recent Board meetings

›	An orientation meeting, one–on-one with members of management to learn about the business, get acquainted with the personnel and facilitate future direct contact as needed

›	Invitations to attend all committee meetings, regardless of whether the director is a member, to improve understanding of mandates and the division of labour between the committees and the Board

›	Arrangements for the new director to visit an operating site (which is encouraged at least annually for all directors) to see first-hand how Goldcorp operates

›	Provision of relevant analyst reports on a regular basis

Education

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. Continuing education ensures directors are advised of industry developments and emerging governance issues and requirements and ensures directors understand issues faced within the business of Goldcorp.

The Governance Committee oversees ongoing education for all directors on behalf of the Board. To develop appropriate programs that help directors become familiar with Goldcorp’s business and operations including our reporting structure, strategic plans, financial issues, risk issues and general legal compliance programs, they:

›	Periodically canvass directors to determine their training and education needs and interests

›	Request management to prepare additional information sessions as needed

›	Arrange ongoing visits by directors to our facilities and operations

›	Arrange the funding for directors to attend seminars or conferences of interest and relevance to their position as a director of Goldcorp

›	Encourage and facilitate presentations by outside experts to the Board or committees on matters of particular importance or emerging significance

Per diem directors’ fees are not paid for attending courses, seminars or conferences, but are paid for site visits to Goldcorp’s operations. Goldcorp’s continuing education policy encourages Board members to attend conferences and pursue further education and, pursuant to this policy, all expenses incurred in connection with such continuing education are paid for by Goldcorp.

113	Page - CORPORATE GOVERNANCE

Directors’ Continuing Education During 2014

Date	Hosted by	Topic / Description of Event	Attendees

February 23-26	BMO Capital Markets	23rd Annual Global Metals & Mining Conference	Williamson

March 16-20	Goldcorp	Safety, Environment, Corporate Social Responsibility and Security Summit	Bell, Briscoe, Reifel

May 26-30	San Martin mine (Honduras) and Marlin mine (Guatemala)	Mine visit. Attendees toured the mine and received presentations on sustainability, health and safety matters	Bell, Briscoe, Pelletier, Reifel, Holtby

August 24-27	Canadian Society of Corporate Secretaries	Annual Corporate Governance Conference	Dey

October 12-14	National Association of Corporate Directors	Annual Board Leadership Conference	Holtby

November 2014	Institute of Corporate Directors	Director Education Program	Pelletier

November 18-20	Los Filos mine and El Sauzal mine (Mexico)	Mine visit. Attendees toured the mine and received presentations on sustainability, health and safety matters. During the visit to the Los Filos mine, attendees attended the annual Safety Fair	Bell, Briscoe, Pelletier, Reifel
December	Goldcorp	Anti-bribery and anti-corruption update	All Board members received a copy of the course materials

Assessments

The Board is committed to regular assessments of its own effectiveness and that of the committees and individual directors. Every year the Governance Committee makes recommendations to the Board regarding the process to be followed and the issues to be explored. For 2014, both a questionnaire and interview process were used.

114	Page - CORPORATE GOVERNANCE

The Board assessment questionnaire is reviewed and updated by the Governance Committee every year. It explores views of the members in the following five key areas:

Key area	Specific items assessed
Board assessment	Board structure / composition, mandate, roles and responsibilities; operations; effectiveness
Committee assessment (each committee)	Committee meetings, composition, mandate, operations and effectiveness
Peer evaluation	Attendance, preparedness, contribution and participation, knowledge of the business and required skills and expertise
Self-evaluation	Attendance, preparedness, contribution and participation, knowledge of the business and required skills and expertise
Overall comments and performance	Comments on the overall performance of the Board, committees, individual members or company matters

Committees

We have four standing committees as shown below. From time to time the Board may appoint additional ad hoc – special purpose – committees.

All of the committees are made up entirely of independent directors. The CEO does not participate in making appointments to the committees.

Committee Service

Director	Audit	Compensation	Governance	Sustainability
Bell			✓	Chair
Briscoe	Chair			✓
Dey		✓	Chair
Holtby	✓	Chair	✓
Jeannes
Pelletier			✓	✓
Reifel		✓		✓
Telfer
Treviño	✓		✓
Williamson	✓	✓

Directors are moved from one committee to another and the role of the Chair is rotated among committee members when practical to allow for new ideas and experiences on each committee.

You can access the terms of reference for each committee at www.goldcorp.com.

Meetings

Board Meetings

The Board meets at least six times a year – once every quarter, one additional time at the annual shareholders’ meeting and once in December to review strategy and budget. The Board meets as many additional times as it needs to deal with Goldcorp’s current business and affairs.

Committee Meetings

Each committee meets at least twice a year. Committees also meet as many additional times as they feel is necessary to deal with Goldcorp’s current business and affairs.

115	Page - CORPORATE GOVERNANCE

Attendance Policy

Directors are expected to attend, in person, all meetings of the Board and all meetings of each committee of which they are a member. Attendance by telephone is allowed in appropriate circumstances.

In 2014, our directors attended 99% of all Board and committee meetings.

Directors who do not meet the attendance requirements set out below are expected to submit their resignation from the Board to the Chair of the Governance Committee for consideration. Providing a lower threshold for international directors allows Goldcorp to access candidates who provide substantial value on the Board, but who face significant travel burdens.

Where director resides	Submit resignation if attends less than
Canada or the US	75% of regularly scheduled Board and committee meetings
Outside of Canada or the US	60% of regularly scheduled Board and committee meetings

Directors are also expected to be fully prepared for each meeting (having read the materials and being ready to actively participate) and to stay for the entire meeting.

If a director cannot attend a meeting, he or she is required to contact the Chairman, the CEO or the Corporate Secretary as soon as possible after the meeting for a briefing on the business presented.

Directors are also expected to attend the annual shareholders’ meeting each year unless they face an unforeseen circumstance. Historically, a majority of the directors have attended Goldcorp’s annual shareholders’ meetings.

Board and Committee Attendance During 2014

	Board		Audit Committee		Compensation Committee		Governance Committee		Sustainability Committee
Meetings Held	10 meetings		4 meetings[1]		6 meetings [1]		4 meetings [1]		4 meetings [1]
Director	Number Attended	%	Number Attended	%	Number Attended	%	Number Attended	%	Number Attended	%
Bell	10/10	100	N/A	N/A	N/A	N/A	4/4	100	4/4 (Chair)	100
Briscoe	10/10	100	4/4 (Chair)	100	N/A	N/A	N/A	N/A	4/4	100
Dey	10/10	100	N/A	N/A	6/6	100	4/4 (Chair)	100	N/A	N/A
Holtby	10/10	100	4/4	100	6/6 (Chair)	100	4/4	100	N/A	N/A
Jeannes [2]	10/10	100	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Pelletier	4/4	100	N/A	N/A	N/A	N/A	2/2 [3]	100	2/2 [3]	100
Reifel	10/10	100	N/A	N/A	6/6	100	N/A	N/A	4/4	100
Rovig [4]	6/6	100	N/A	N/A	3/3	100	N/A	N/A	2/2	100
Telfer [2]	10/10 (Chair)	100	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Treviño	9/10	90	4/4	100	N/A	N/A	4/4	100	N/A	N/A
Williamson	10/10	100	4/4	100	3/3 [5]	100	2/2	100	N/A	N/A
Overall Attendance		99		100		100		100		100

Notes:

1.	Directors who are not members of the committee attended certain of these meetings by invitation and received compensation for such attendance.
2.	Messrs. Jeannes and Telfer are not members of any committee of the Board as they are not deemed to be independent. Both of them participate in various committee meetings, but do not receive any additional compensation for attending. Each committee holds independent in camera meetings without Messrs. Jeannes or Telfer present.
3.	Mr. Pelletier replaced Mr. Williamson as a member of the Governance Committee, and has attended both meetings since his appointment as a director on May 1, 2014. Mr. Pelletier replaced Mr. Rovig as a member of the Sustainability Committee, and has attended both meetings since his appointment as director on May 1, 2014.
4.	Mr. Rovig retired from the Board on May 1, 2014.
5.	Mr. Williamson replaced Mr. Rovig as a member of the Compensation Committee and stepped down as a member of the Governance Committee. Mr. Williamson attended all three meetings of the Compensation Committee since his appointment on May 2, 2014.

116	Page - CORPORATE GOVERNANCE

In Camera Sessions

The independent directors meet in camera – without management or non-independent directors present – as a group at the end of every regularly scheduled Board meeting. In 2014, the independent directors met 10 times. For unscheduled Board meetings, the independent directors meet in camera on an as-needed basis.

All committees are made up of only independent directors, but Messrs. Jeannes and Telfer participate in various committee meetings from time to time. Every committee holds an in camera session at each meeting.

Group	Number of Meetings	In Camera Meetings
Board	10	10
Audit	4	4
Compensation	6	6
Governance	4	4
Sustainability	4	4

Board Mandate

Roles and Duties At-A-Glance

The Board has a primary responsibility to foster the short and long-term success of Goldcorp and is accountable to the shareholders. The directors are stewards of Goldcorp and through their supervision of the CEO, set the tone for our conduct.

The Board has significant roles and duties in each of seven core areas:

Core area	Key responsibilities
Board affairs	› Annual evaluations of Board, committees and directors › Director renewal (nominations, orientation, continuing education) › Board and committees terms of reference › Governance practices
Human resources	› CEO performance, compensation and succession › Executive compensation › Compensation strategy and programs
Strategy and plans	› Adopt and review strategic planning process › Annually approve strategic plan › Annually approve capital and operating budgets › Oversee performance against plan and budgets
Financial and corporate issues	› Oversee internal control and management information systems › Approve financial disclosure › Approve financings and material debt programs › Recommend auditors and approve audit fees
Business and risk management	› Oversee identification and management of principal risks › Assess information on effectiveness of risk management systems
Policies and procedures

›     Approve and monitor compliance with our Code

›      Approve and monitor all significant policies

›     Oversee management’s operations to high ethical and moral standards

›      Periodically review key policies and reports

Compliance reporting and corporate communications	› Ensure effective communication processes with shareholders and stakeholders › Approve and review the communications policy › Ensure appropriate financial and annual reporting

See Schedule “E” for the full text of the terms of reference for the Board. In addition, the full text of the terms of reference for the Board and the committees can be found on the “Governance and Policies” page in “About Us” at www.goldcorp.com.

117	Page - CORPORATE GOVERNANCE

Strategic Planning

Solid strategic planning is essential to Goldcorp’s success and we rely on input from the Board to ensure we have a strong, achievable and value-maximizing plan in place each year.

We hold an enhanced strategic planning meeting with the Board each year. The meeting is led by management and provides an opportunity for the Board to review our strategic plan in detail before its approval. The strategic plan takes into account, among other things, trends within the industry and opportunities and risks we face as a company. The Board may make amendments to the strategic plan before or after its initial approval and may also direct key strategic objectives for the coming year.

Goldcorp also follows a rigorous process for reviewing and updating its annual and life-of-mine strategic operating plans. These operating plans assist us in making decisions with respect to capital and resource allocation and help direct key corporate strategic initiatives.

The Board reviews and approves the budget and five-year operating plans on an annual basis. On a quarterly basis, the Board assesses our performance against our strategic and operational objectives.

Strategic planning process

Risk Management Oversight

At Goldcorp, the full Board is entrusted with the responsibility for overseeing the significant risks to which our business is exposed and ensuring there are processes in place to effectively identify, monitor and manage them. A significant risk is one that, if it were to occur, could materially impact our ability to meet or support our business objectives.

The Board delegates responsibility for the execution of certain elements of the risk oversight program to the committees in order to ensure appropriate expertise, attention and diligence. The committees oversee the relevant risk areas and report to the Board regularly. Each committee operates according to a Board approved written mandate outlining its duties and responsibilities. They also oversee the procedures and programs put in place by management to mitigate the risks and the allocation of adequate resources to address the risks. Management is responsible for ensuring that the Board and its committees are kept well informed of changing risks.

118	Page - CORPORATE GOVERNANCE

Enterprise Risk Management

The nature of our business and the competitive environment in which we operate requires some level of risk-taking to achieve growth and strategic objectives in the best interest of our shareholders. We have developed and implemented a clear, company-specific operating framework for enterprise risk management (ERM) in order to better protect and enhance shareholder value.

A well operated ERM framework enables us to effectively deal with uncertainty and the associated risk and opportunity, enhancing our capacity to achieve operational plans and objectives. ERM also increases the probability of success and reduces the probability of failure and the level of uncertainty associated with achieving Goldcorp’s objectives. We continually assess and implement processes and practices to strengthen our ERM program.

The ERM program provides a framework for risk management which includes the identification, assessment, management, monitoring and reporting of risks appropriately across all aspects of the business. Senior management is committed to having a risk-aware culture throughout the organization where key stakeholders contribute to making well-informed and balanced business decisions.

The focus of ERM is the assessment of significant risks and the implementation of suitable risk responses. The process includes bottom-up risk identification and assessment from operations, regional business units and corporate functions, application of standardized risk assessment criteria in terms of likelihood and consequences, as well as development of mitigation strategies.

The risks are consolidated and the most significant risks are reported and reviewed with senior management and then reported to the Board quarterly to ensure that appropriate action is taken. All risks are revisited and updated periodically to ensure the risk categories and likelihoods have not changed and the most recent assessment is still appropriate.

Managing Fraud Risk

Goldcorp manages fraud risk through our system of internal controls. The system includes our internal controls over our financial reporting compliance program; our entity-level controls; and transactional controls, such as delegation of financial authority for expenditures, transaction authorization requirements, segregation of duties and information technology security.

119	Page - CORPORATE GOVERNANCE

During 2014, Goldcorp began implementing a fraud risk assessment process that will be integrated with our ERM program. The new process supports and strengthens our ability to manage fraud risk and helps management to assess whether the mitigating actions in place for fraud risks throughout Goldcorp are adequate.

Code of Conduct

The Board has adopted the Code for its directors, officers, employees and applicable third parties conducting work for or on behalf of Goldcorp. The Code may be accessed under our profile at www.sedar.com or at www.sec.gov or on our website at www.goldcorp.com. The Code is available in English, Spanish and French.

As a standard best practice, we review and update our Code every three to five years in order to ensure that it is appropriately aligned with our dynamic business environment. During 2014, our Code was updated, re-designed and rolled-out to the entire organization. Our updated Code better organizes its compliance requirements and provides meaningful learning and interpretation aids throughout, such as scenario-based frequently asked questions.

Enforcement

The Audit Committee is responsible for monitoring compliance with the Code and related policies by reasonably ensuring that all directors, officers, employees and applicable third parties receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. To achieve this, Goldcorp has formed an Ethics Committee that leads an integral awareness program. The program includes a combination of corporate and site-driven online and/or live training and a meaningful communications strategy that applies company-wide.

Everyone covered by the Code has a duty to report suspected Code violations. They are also responsible for helping to identify and raise potential issues before they lead to Code violations. In addition to the direct reporting or ethics-related instances, site and regional management must report all instances of Code violations or suspected violations as part of our quarterly disclosure process.

To ensure the effectiveness of the program, under our Anti-Bribery and Anti-Corruption Policy, we conduct periodic risk-based assessments in the form of detective reviews in jurisdictions Goldcorp views as “high-risk”, such as Argentina, Mexico and Guatemala. These assessments are conducted on at least two high-risk locations per year. In addition, internal surveys are conducted every one to two years to test levels of awareness and compliance with the Code and related policies within Goldcorp.

Incident Reporting Requirements

Goldcorp has multiple channels to report instances of actual or potential violations of the Code. These channels include:

›	Direct reporting to site, regional or corporate management

›	Direct reporting to compliance-related functions (e.g., Ethics and Compliance, Legal, Human Resources or Internal Audit)

›	Reporting through the Alternative Ethics Reporting Channels (e.g., toll-free hotlines and reporting web portal)

120	Page - CORPORATE GOVERNANCE

We have the following situation-based guidelines and requirements:

Situation	Report to
	Site/Regional Management and Notification to Ethics Committee on quarterly basis or Direct reporting to compliance-related function	Immediate Reporting to Senior Management or Ethics Committee Member and Bi- Monthly Reporting to the Chair of the Audit Committee	Immediate Reporting to Audit Committee or the Board
Employee relations and HR-related issues	✓
Material misstatement or omission in our publicly released financial statements or disclosures		✓	✓
An event or series of events indicative of a deterioration in the overall internal control environment		✓	✓
Fraud or theft		✓	✓
Bribery of a government official or any violation of Goldcorp’s Anti-Bribery and Anti-Corruption Policy		✓	✓
Conflicts of interest	✓
Anti-competitive practices	✓
Real or potential violations related to Sustainability (Health, Safety, Environment, Security, Corporate Social Responsibility and Human Rights)	✓
Real or potential violations related to management and confidentiality of Goldcorp’s information	✓	✓
Retaliation against employees or third parties who make reports in good faith	✓	✓

Ethics Committee

In order to address Code matters in a timely, unbiased and appropriate manner, we have formed an internal Ethics Committee that oversees our Compliance Program and the Ethics Reporting Process. Goldcorp’s Ethics Committee is a multidisciplinary and independent group of corporate employees and officers chaired by our Executive Vice President and General Counsel. The members of the Ethics Committee are:

›	Executive Vice President and General Counsel (Chair)

›	Senior Vice President, People and Safety

›	Vice President, Regulatory Affairs and Corporate Secretary

›	Vice President, Internal Audit

›	Director, Enterprise Risk Management

›	Director, Ethics and Compliance

121	Page - CORPORATE GOVERNANCE

Goldcorp Global Policies

Many of our key global policies, in addition to being stand-alone policies, are an integral part of our Code and violations of these policies are treated as violations under the Code. Other key policies state our values and objectives in areas important to our long-term success. Our key policies include:

Policy	Part of Code	More information
Anti-Bribery and Anti-Corruption Policy	✓	See Schedule “C” on page 158
Environmental and Sustainability Policy	✓	See Schedule “C” on page 158
Corporate Social Responsibility Policy		See Schedule “C” on page 158
Human Rights Policy	✓	See Schedule “C” on page 159
Occupational Health and Safety Policy	✓	See Schedule “C” on page 159
Donations Policy	✓	See Schedule “C” on page 159
Disclosure, Confidentiality and Insider Trading Policy	✓	See Schedule “C” on page 159
Diversity Policy		See page 109

Guidelines

The Board encourages and promotes an overall culture of ethical business conduct by:

›	Promoting compliance with applicable policies, laws, rules and regulations

›	Providing meaningful training and guidance to directors, officers and employees to help them recognize and deal with ethical issues

›	Promoting a culture of open communication, honesty and accountability

›	Promoting a safe work environment

›	Ensuring application of applicable and consistent disciplinary actions for violations of business ethics principles

The Code, and its related policies, provides specific guidelines and requirements for dealing with situations that may be encountered in the normal course of business. The Code details our expectations and requirements on, among other things:

›	Compliance with the law

›	Transparency, confidentiality, completeness, timeliness, and accuracy of Goldcorp’s books, records and public disclosure

›	Proper use of Goldcorp’s assets

›	Conflicts of interest

›	Third party compliance and oversight

›	Reporting and escalation of ethics-related situations

›	Employee relations, harassment and anti-discrimination

›	Fraud, anti-bribery and anti-corruption

›	Anti-competitive practices

›	Commitment to sustainable development

›	Ethical management leadership

›	Political activities and donations

›	Anti-money laundering

The Board reasonably ensures that directors, officers and employees are familiar with the provisions of the Code regarding disclosing conflicts of interest and how to obtain direction from management and/or from the Ethics Committee on any potential conflict of interest. This helps to ensure that independent judgment is exercised in all circumstances.

122	Page - CORPORATE GOVERNANCE

Goldcorp also monitors and enforces other related global policies such as our Disclosure, Confidentiality and Insider Trading Policy and our Anti-Bribery and Anti-Corruption Policy. On this front, we have developed and are progressively implementing a structured Anti-Bribery and Anti-Corruption compliance program which consists of a combination of training and risk-based preventive and detective actions executed throughout our organization.

The Board also encourages a culture of ethical business conduct and integrity through its formal meetings and informal discussions with management. The Board believes that the management team promotes a culture of ethical business conduct throughout our operations and understands that management is expected to monitor the activities of our employees and applicable third parties in that regard.

Reporting Violations or Seeking Advice

Any person covered by the Code who:

›	Feels that a violation of the Code, the law, or other related policy has occurred or has the potential to occur, or

›	Would like advice regarding compliance with the Code, the law, or other related policy can report the violation, potential violation or concern or seek advice on a confidential basis and anonymously by telephone, email, or through a dedicated web portal. The telephone line and portal are both managed by NAVEX Global (NAVEX), an independent, third-party, reporting agency engaged by Goldcorp. We also maintain an internal help service (ethics.help@goldcorp.com) that provides responses to inquiries via email.

Our Ethics Committee members receive direct communication from NAVEX and the Ethics and Compliance department to assess the applicable reports and queries received. The Ethics Committee meets at least every six weeks to discuss the status of the applicable reports and queries, where applicable.

Investigations

Once received, complaints are carefully assessed by our Ethics and Compliance department and escalated to the applicable members of site, regional or senior management as defined in the table under “Incident Reporting Requirements” above. Reports related to a material misstatement or omission in Goldcorp’s publicly released financial statements or disclosures, bribery of government officials, known or suspected fraud, or events indicative of deterioration in the overall internal control environment are escalated to the Audit Committee by the Chair of the Ethics Committee. As part of the assessment, the Ethics Committee, the applicable members of management, and/or the Chair of the Audit Committee, will determine the most appropriate course of action for each report received. The Ethics and Compliance function closely follows-up on all reports received to ensure that the defined actions for each of these are being executed on a timely and appropriate basis.

Priority is given to investigations into any matters relating to:

›	A material misstatement or omission in Goldcorp’s public disclosure documents or publicly released financial statements or any other matter that could reasonably be expected to result in a restatement of Goldcorp’s publicly released financial statements

›	Bribery of a government official or other alleged violation of anti-corruption laws

›	Known or suspected fraud

›	A series of events indicative of deterioration in the overall internal control environment at a Goldcorp mine or project development site or office.

Corrective actions are triggered whenever an investigation concludes with reasonable certainty that a Code violation has occurred. The corrective actions may include disciplinary measures, process changes or improvements and organizational changes.

123	Page - CORPORATE GOVERNANCE

Investigation Process

124	Page - CORPORATE GOVERNANCE

In this section you can read about the activities of each of our standing committees:

Audit Committee	Page 126
Compensation Committee	Page 127
Governance Committee	Page 130
Sustainability Committee	Page 131

OTHER COMMITTEE REPORTS COMMITTEES: 100% independent DIRECTOR ENGAGEMENT: 100% attendance DISCLOSURE: 100% director approved

125	Page - OTHER COMMITTEE REPORTS

AUDIT COMMITTEE

Composition

Members	Independent	Meetings	2014 Attendance
Briscoe, Chair	✓	4/4	100%
Holtby	✓	4/4	100%
Treviño	✓	4/4	100%
Williamson	✓	4/4	100%
Total	100%		100%

There were no changes to the membership of the Audit Committee in 2014. Members of the Audit Committee are independent and financially literate as required under NYSE rules.

Mandate

The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of Goldcorp and the investment community. The external auditors report directly to the Audit Committee. You can access the full text of the Audit Committee’s terms of reference at www.goldcorp.com.

2014 Highlights

The Audit Committee, considered, reviewed or approved the following matters:

Area	Actions
Financial reporting

›     Reviewed and approved the unaudited quarterly consolidated financial statements and the corresponding MD&A

›      Reviewed and approved the audited annual consolidated financial statements and the corresponding MD&A

Independent Auditors

›     Reviewed and approved the 2014 Global Audit Service Plan as presented by the auditors

›      Met regularly with the independent auditors without management present

›     Reviewed the conclusions of the independent auditors on the annual consolidated financial statements

›      Discussed with the independent auditors the annual and quarterly financial statements

Internal Audit

›     Reviewed and approved internal audit plan for 2014

›      Received regular updates regarding internal controls without management present

›     Met quarterly with the leader of internal audit, without management present, to discuss the adequacy of internal controls, significant risks and other matters

Committee Operations

›     Reviewed and recommended to the Board approval of the Audit Committee Terms of Reference and Checklist

›      Reviewed, approved and recommended to the Board the approval of the new Code

›     Received a presentation on Cyber Security

›      Reviewed an Ethics Report on anti-bribery and anti-corruption training, reporting and fraud investigations

Other Matters

›     Reviewed and approved a revised Financial Risk Management Policy

›      Discussed development of an ERM Framework

›     Reviewed legislative developments, including the Extractive Sector Transparency Measures Act

›      Discussed current events in global taxation, Goldcorp’s global trading initiatives and income tax and current Canadian transfer pricing tax matters

›      Received quarterly updates of Goldcorp’s Ethics and Compliance program

›     Received quarterly reports of significant litigation involving Goldcorp

126	Page - OTHER COMMITTEE REPORTS

COMPENSATION COMMITTEE

Composition

Members	Independent	Meetings	2014 Attendance
Holtby, Chair	✓	6/6	100%
Dey	✓	6/6	100%
Reifel	✓	6/6	100%
Williamson	✓	3/3	100%
Total	100%		100%

Mr. Rovig, a former member, did not stand for re-election to the Board in 2014 and came off the Compensation Committee following the annual meeting. Mr. Williamson joined the Compensation Committee following the annual meeting and attended two Compensation Committee meetings by invitation prior to his appointment.

Mandate

The primary function of the Compensation Committee to assist the Board in fulfilling its responsibilities relating to human resources and compensation issues and to establish a plan of continuity for executive officers and other members of senior management. The external compensation advisors report directly to the Compensation Committee. You can access the full text of the Compensation Committee’s terms of reference at www.goldcorp.com.

Member Skills

Each of the members of the Compensation Committee have direct experience in both public and private sector executive compensation enabling the Compensation Committee to make decisions on the appropriateness of Goldcorp’s compensation policies and practices.

Member	Relevant skills and experience
Holtby	Mr. Holtby is the founder and CEO of his own private investment company. He has been a senior executive of several media companies and is the Chairman of Silver Wheaton Corp. In all of these positions, Mr. Holtby directly managed or oversaw the executive compensation programs. Mr. Holtby is also a Fellow Chartered Accountant. Mr. Holtby is a member of the ICD in Canada.
Dey	Mr. Dey is the Chairman of Paradigm Capital Inc. and a director of Granite REIT (formerly known as MI Developments Inc.). He is also the Chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum. Former positions include: Chairman of the Ontario Securities Commission, Chairman of Morgan Stanley Canada, Senior Partner of Osler, Hoskin & Harcourt LLP and Chair of the TSX Committee on Corporate Governance. In certain of these positions, Mr. Dey directly managed or oversaw the executive compensation programs. In addition, Mr. Dey’s intimate familiarity with all aspects of capital markets, financial transactions and domestic and international markets provides value and informed perspective to the Compensation Committee. Mr. Dey is a member of the ICD in Canada.
Reifel	Mr. Reifel is President and a director of Chesapeake Gold Corp. (Chesapeake). Former positions include: director of Glamis and President, founder and a director of Francisco Gold Corp. (Francisco), which discovered the El Sauzal gold deposit in Mexico and the Marlin gold deposit in Guatemala. Mr. Reifel directly managed or oversaw the executive compensation programs as President of both Chesapeake and Francisco. Mr. Reifel is a member of the ICD in Canada.
Williamson	Mr. Williamson is currently an independent consultant and a director of Tahoe Resources Inc. Former positions include: director of Glamis, director of Uranium One Inc. and Vice-Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada Inc. As Chair of the Compensation Committee at Tahoe Resources Inc. and Glamis, Mr. Williamson directly managed or oversaw the executive compensation programs. Mr. Williamson is a member of the ICD in Canada.

127	Page - OTHER COMMITTEE REPORTS

2014 Work Plan

Committee Action	Jan.	Feb.	Apr.	July	Oct.	Dec.	Board Action

›      Review CEO terms of reference and goals and objectives regarding CEO compensation

›     Review CEO evaluation and compensation procedures

›      Review Compensation Committee terms of reference

›     Review share ownership requirement for executives and directors

›      Review management’s assessment of compliance with laws

›     Review CD&A

›      Review CEO’s assessment of executive management and fix executive management compensation

›     Review incentive awards, perquisites and other remuneration for executives

	✓						Approve

›      Lead CEO review and evaluation

›     Recommend CEO compensation to the Board

›      Approve CEO’s assessment of executives and approve executive compensation

›     Approve recommended incentive awards, perquisites and other remuneration matters for executives

›      Review succession plan for executives

›     Ensure CD&A disclosure meets all requirements

›      Conduct an annual self-evaluation

		✓					Approve

›      Review directors, Chairman and Vice-Chairman and Lead Director compensation, including competitiveness

›      Grant restricted share units to non-executive directors

›     Review market survey of executive compensation

›      Initiate other special projects

›     Review annual report from Management Pension Committee on retirement plans

›      Review short-term incentive plan targets for current year

			✓				Approve
› Review overall program competitiveness › Review recommendations for other special projects, if any › Review agreements with executives (if necessary) › Equity grants for new hires (second quarter)				✓			Approve

›      Review compensation policies and guidelines for all employees

›     Review any stock option plan, restricted share unit plan and performance share unit plan and other similar plans and recommend changes to the Board (if necessary)

›     Recommend share ownership guidelines for and review share holdings of executive management

›      Review limit on number of external Boards on which executive management may participate

					✓		Approve
› Review executive compensation philosophy and guidelines › Review provisional short-term incentive scores						✓	Approve

128	Page - OTHER COMMITTEE REPORTS

2014 Highlights

The Compensation Committee, considered, reviewed or approved the following matters:

Area	Actions
Executive Compensation

›     Reviewed and recommended to the Board Goldcorp’s annual executive compensation program, including salaries, bonuses and long-term incentives

›     Reviewed proposed corporate performance metrics and validated compensation peer group, thereby benchmarking executive compensation

›      Received presentation on 2014 trends in executive compensation

›     Received presentation on executive compensation proxy review

CEO Performance Evaluation	› Reviewed and approved CEO Terms of Reference › Reviewed and evaluated CEO compensation
Equity Based Compensation

›     Approved and recommended to the Governance Committee and the Board a draft of the CEO and Executive Vice President share ownership policies

›     Approved and recommended to the Governance Committee and the Board the amendments to Board Guidelines with respect to director share ownership

›      Approved and discussed amendments to the stock option plan and the restricted share unit plan with particular focus on the restricted share unit plan and recommendations by ISS guidelines

›      Approved and recommended to the Governance Committee and Board to approve limiting equity grants of restricted share units to non-executive directors to a maximum of $150,000

Committee Operations

›     Reviewed and approved the Compensation Committee Terms of Reference

›      Conducted self-evaluations

›     Received and discussed a presentation on Glass Lewis proxy voting recommendations regarding metrics for performance share unit payouts

›      Discussed 2014 corporate priorities

›     Received and reviewed succession plan for executive management

Shareholder Engagement

›     Met and spoke with a variety of institutional shareholders to solicit their feedback and better understand how best to tailor our disclosure and provide shareholders, with clear and comprehensive information about our performance

›      Please refer to the Advisory Vote on Executive Compensation section on page 14 for further details on our outreach to shareholders

Other Matters

›     Received and negotiated 2014/2015 proposed work plan presented by an independent consultant

›      Received a presentation on ISS Pay-for-Performance Test by Towers Watson

›      Received a presentation from Human Resources on initiatives and success in 2013 and 2014, including achievements in recruitment and retention, technology and operation for excellence, as well as new strategic projects

129	Page - OTHER COMMITTEE REPORTS

GOVERNANCE COMMITTEE

Composition

Members	Independent	Meetings	2014 Attendance
Dey, Chair	✓	4/4	100%
Bell	✓	4/4	100%
Holtby	✓	4/4	100%
Pelletier	✓	2/2	100%
Treviño	✓	4/4	100%
Total	100%		100%

On May 2, 2014, Mr. Williamson came off and Mr. Pelletier joined the Governance Committee. Mr. Pelletier attended all of the Governance Committee meetings held after May 2, 2014.

Mandate

The primary function of the Governance Committee is to provide a focus on governance that will enhance Goldcorp’s performance, to assess and make recommendations regarding Board effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors. You can access the full text of the Governance Committee’s terms of reference at www.goldcorp.com.

2014 Highlights

The Governance Committee, considered, reviewed or approved the following matters:

Area	Actions
Long-term Board Succession Plan

›     Reviewed and discussed succession plans for directors

›      Recommended to the Board the approval an annual update to the long-term plan for Board composition taking into account independence, overall and individual skills, retirement dates, size of the Board and strategic direction of Goldcorp

Director Development

›     Reviewed the policies on director orientation and continuing education

›      Received presentation on updates to NI 58-101

›     Reviewed and confirmed the responsibility matrix for the roles of Chairman, Vice-Chairman and Lead Director and President and CEO

›      Received and discussed the Board skills matrix

›      Received presentation on director and officer liability insurance program, coverage and developments

Policy Considerations

›     Reviewed and approved the Diversity Policy

›      Reviewed advance notice policy requirements and recommended the Board amend Goldcorp’s by-laws

›      Reviewed share ownership policies for CEO, Executive Vice Presidents and the Board

Committee Operations	› Reviewed Board peer feedback survey › Reviewed and approved the Terms of Reference and Checklist for the Governance Committee, the Chairman and the Vice-Chairman and Lead Director
Other Matters

›     Received an internal analysis of the 2013 Globe & Mail governance rankings, in which Goldcorp ranked 12th out of 200 companies

›     Reviewed comment letter sent to the Ontario Securities Commission on recommendations for proxy advisory firms

130	Page - OTHER COMMITTEE REPORTS

SUSTAINABILITY COMMITTEE

Composition

Members	Independent	Meetings	2014 Attendance
Bell, Chair	✓	4/4	100%
Briscoe	✓	4/4	100%
Pelletier	✓	2/2	100%
Reifel	✓	4/4	100%
Total	100%		100%

Mr. Rovig, a former member, did not stand for re-election to the Board in 2014 and came off the Sustainability Committee following the annual meeting. Mr. Pelletier joined the Sustainability Committee on May 2, 2014 and attended all of the meetings held after that time.

Mandate

The primary function of the Sustainability Committee is to review and monitor the sustainable development, environmental, health and safety policies and activities of Goldcorp on behalf of the Board. You can access the full text of the Sustainability Committee’s terms of reference at www.goldcorp.com.

2014 Highlights

The Sustainability Committee, considered, reviewed or approved the following matters:

Area	Actions
Policies and standards

›      Published 2013 Corporate Social Responsibility Report and World Gold Council-mandated Conflict-free Gold Report

›      Reviewed Corporate Social Responsibility initiatives such as mine closure plans and the International Society of Nature and Forest Medicine water project in Guatemala supporting potable water to 18 communities near the Marlin Mine

›      Considered the development and roll-out of the Sustainability Excellence Management System Framework and Standards (SEMS), including the findings from internal audits for compliance with the SEMS standards at the Los Filos and El Sauzal mines and a review of the environmental SEMS standards at Cerro Negro

›     Reviewed progress on implementation of the Water and Energy Strategies

›      Reviewed the Tailings Stewardship Strategy

Incident reviews

›      Realized a 40% decrease in Potential Fatal Occurrences in the first quarter of 2014

›     Received annual health and safety report for 2013 and presentation on mine safety, injury frequency and ongoing company focus to eliminate fatalities

›     Oversaw the implementation of the Enablon system to standardize reporting of incidents and event notifications

›      Received regular updates on AIFR, benchmarking it to peers in the industry and noted a 12 month rolling average decrease of AIFR during 2014

Mine Visits and Updates

›      Traveled to the reclaimed San Marin mine in Honduras and reported on the reclamation process – the Foundation and Eco-Lodge located there are now involved in agricultural activities to benefit communities

›      Traveled to the Marlin mine in Guatemala and received a presentation on tailings management and discussed recent tailings dams and ponds at various mine sites

›      Visited two mines in Mexico: the Los Filos mine and the El Sauzal mine. Participated in the annual “Safety Fair” at the Los Filos mine. At the El Sauzal mine, discussed the mine closure plan, including projects to assist surrounding mining communities in areas of safety, health, nutrition and education. At both mines, attendees received presentations on sustainability, environment, health and safety issues

›      The El Sauzal mine visit coincided with the SEMS audit and committee members were briefed on the process

131	Page - OTHER COMMITTEE REPORTS

Area	Actions
Committee Operations

›      Reviewed and approved the Sustainability Committee Terms of Reference and Checklist

›     Received presentations on Corporate Social Responsibility, including SEMS and internal Corporate Social Responsibility standards

›     Received presentation on sustainability and environmental issues such as reportable incidents, leading indicators of performance, site management and operations, training and 2014 objectives for the SEMS

›     Discussed health and safety focus on “Fighting Fatalities”, mental health awareness program and increased management visibility

Other Matters

›      Received reports on new Collaboration Agreements with Mishkeegogamang First Nation near our Musselwhite Gold Mine and a Resource Development Agreements with four First Nation communities near our Porcupine Gold Mines (Mattagami First Nation, Wahgoshig First Nation, Matachewan First Nation and Flying Post First Nation)

›     Attended Safety, Environment, Corporate Social Responsibility and Security Summit

Community Involvement

During 2014, we were actively involved in various local and global community initiatives. We established the University of British Columbia’s Goldcorp Professorship for Women in Engineering, the Natural Resources Law Chair at Laval University and funded over 100 scholarships for students to attend the Colegio Nacional de Educación Profesional Técnica (CONALEP), a technical school in Mexico and National Autonomous University of Mexico (UNAM), Mexican’s national post-secondary institution.

We also made a $5 million commitment to the Streetohome Foundation, a charity focused on combating homelessness in British Columbia, donated $500,000 to the Princess Margaret Hospital Foundation to fund a leading cancer research laboratory and became a lead sponsor for the 2014 Special Olympics summer games. In addition, we completed construction on a $5 million health clinic at our Red Lake Gold mine.

Recognition

In 2014, Goldcorp was ranked among the top 100 companies in the world for our sustainability and reporting performance by the NASDAQ OMX CRD Global Sustainability Index. In Mexico, we are recognized as one of 33 companies considered socially responsible by the Mexican Centre for Philanthropy and the Alliance for Corporate Responsibility.

Read more about our awards and achievements on page 101.

DIRECTORS’ APPROVAL

The contents of this Management Information Circular and the sending thereof to the shareholders of Goldcorp have been approved by the Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS

“Ian W. Telfer”
Ian W. Telfer
Chairman of the Board

March 18, 2015

Vancouver, British Columbia

132	Page - OTHER COMMITTEE REPORTS

  In this section you can read about:

Schedule “A” – Amended By-Law No.4	Page 134

Schedule “B” – Amendments to Restricted Share Unit Plan	Page 157

Schedule “C” – Key Policies	Page 158

Schedule “D” – Equity Incentive Plans	Page 160

Schedule “E” – Board Terms of Reference	Page 167

Schedule “F” – Advisories	Page 172

SCHEDULES

133	Page - SCHEDULES

SCHEDULE “A”

Summary of By-Law Changes

On July 30, 2014, the Board approved a new By-Law No.4, replacing the previous By-Law No.3. Subsequently, on February 18, 2015, the Board repealed By-Law No.4 and approved an Amended By-Law No.4 in order to align the by-law with recent updates to evolving industry guidelines.

In addition, in order to reflect updated guidance from institutional proxy services regarding advance notice by-laws which was issued immediately prior to the printing of this circular, the following provision was removed from Section 3.04 of the version of Amended By-Law No.4 that is being submitted to shareholders for their approval: “The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee. Such information, if requested and received, will be made publicly available to all shareholders by the Corporation.”

We ask that all shareholders refer to the recently updated Amended By-Law No.4, the full text of which is provided below at page 136 of this Schedule “A”, in their consideration of the repeal of By-Law No.3 and By-Law No.4 to be replaced in their entirety by Amended By-Law No.4.

Advance Notice Changes

Section 3.04 was added to provide for advance notice to Goldcorp in the event a shareholder wishes to nominate a director and sets out the procedures to be followed. Specifically, the by-law:

›	sets a deadline in advance of a shareholders’ meeting at which directors are to be elected for a shareholder to notify Goldcorp of its intention to nominate one or more directors, and

›	sets out the information that the shareholder must include for the notice to be valid

Section 3.04 does not interfere with the ability of shareholders to requisition a meeting or to nominate directors by way of a shareholder proposal in accordance with the OBCA.

Section 3.04 authorizes the chairman of the shareholders’ meeting to determine whether a nomination was made in accordance with the procedures set out in the by-law. If any proposed nomination does not comply with the provisions, the chairman may declare the nomination to be defect and disregard it. The Board may, in its sole discretion, waive any requirement of Section 3.04.

To be timely, a shareholder must give a valid notice to Goldcorp:

›	in the case of an annual meeting of shareholders, not less than 30 days before the date of the meeting, provided that, if the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be given up until the close of business on the 10th day following the public announcement, and

›	in the case of a special meeting (which is not also an annual meeting) of shareholders, up until the close of business on the 15th day following the day of the first public announcement of the meeting date.

To be in proper written form, a nomination must include all information about the nominees that would be required to be disclosed in a dissident proxy circular. It must also include information about the nominating shareholder that would be required to be disclosed in a dissident proxy circular.

The remaining items in Section 3 were renumbered.

134	Page - SCHEDULES

Other Changes

Section 2.01 was revised to confirm that Goldcorp does not have to have a corporate seal and documents signed by directors, officers or agents are not invalid because the corporate seal was not affixed.

Section 2.04 was added to allow documents to be signed on behalf of Goldcorp without further authorization if they are signed in accordance with the Delegation of Financial Authority Policy. The remaining items in Section 2 were renumbered.

Section 3.02 was revised to confirm that a majority of Goldcorp directors shall not be officers or employees of Goldcorp or any of our affiliates.

Section 4.03 was revised to confirm that the Board may elect annually among itself an audit committee of at least three directors, each of whom shall not be officers or employees of Goldcorp or our affiliates.

Section 6.04 was revised to allow Goldcorp to advance monies to a person to whom an indemnity is given provided that it is repaid if they did not act honestly and in good faith, and did not have reasonable grounds to believe their conduct was lawful.

Section 9.07 was added to allow for shareholders’ meetings to be held by telephonic, electronic or other communications means that allow all participants to communicate during the meeting. The remaining items in Section 9 were renumbered.

Section 10.01 and 10.02 (old) with regard to information available to shareholders and directors’ determination of availability were removed. The remaining items in the by-law were renumbered. Pursuant to the OBCA, shareholders have the right to inspect and request certain corporate documents of Goldcorp.

Changes Providing for the use of Electronic Technology

The following sections were updated to provide the use of electronic technology for voting by shareholders, signatures on documents, the delivery of notices or other documents and/or to specify what constitutes proof of delivery to align with currently available technology: Section 2.03, Section 9.03, Section 9.07, Section 9.17 (new), Section 11.01 (new), Section 11.02 (new), Section 11.03 (new), Section 11.11 (new).

Changes to Add or Revise Officer Titles

Each of the following sections were updated to add an officer title, such as Senior Vice President, to the list of officers who may take certain actions, or to revise the title of Secretary to Corporate Secretary to align the by-law with current practice: Section 2.03, Section 3.11 as newly numbered (new), Section 3.16 (new), Section 5.01, Section 5.04, Section 5.05, Section 9.09 (new), Section 9.14 (new), Section 11.01 (new), Section 11.03 (new).

135	Page - SCHEDULES

AMENDED BY-LAW NO.4

A by-law relating generally to

the conduct of the affairs of

GOLDCORP INC.

CONTENTS

1.	Interpretation

2.	Business of the Corporation

3.	Directors

4.	Committees

5.	Officers

6.	Protection of Directors, Officers and Others

7.	Shares

8.	Dividends and Rights

9.	Meetings of Shareholders

10.	Divisions and Departments

11.	Notices

12.	Effective Date

13.	Repeal

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of Goldcorp Inc. (hereinafter called the “Corporation”) as follows:

SECTION ONE

INTERPRETATION

1.01	Definitions

In the by-laws of the Corporation, unless the context otherwise requires:

(1)	“Act” means the Business Corporations Act, R.S.O. 1990 c. B.16 and the regulations made pursuant thereto, as from time to time amended, and every statute that may be substituted therefor and, in the case of such substitution, any reference in the by-laws of the Corporation to provisions of the Act shall be read as references to the substituted provisions therefor in the new statute or statutes;

(2)	“appoint” includes “elect” and vice versa;

(3)	“board” means the board of directors of the Corporation;

(4)	“by-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(5)	“meeting of shareholders” includes an annual meeting of shareholders and a special meeting of shareholders; “special meeting of shareholders” includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

(6)	“non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Ontario);

(7)

“recorded address” means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint

136	Page - SCHEDULES

holding or the first address so appearing if there is more than one; and in the case of a director, officer, auditor or member of a committee of the board his latest address as recorded in the records of the Corporation;

(8)	“Securities Transfer Act” means the Securities Transfer Act (Ontario) 2006, c.8. as amended from time to time;

(9)	“signing officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by paragraph 2.03 or by a resolution passed pursuant thereto;

(10)	all terms contained in the by-laws that are not otherwise defined in the by-laws and which are defined in the Act shall have the meanings given to such terms in the Act; and

(11)	the singular shall include the plural and the plural shall include the singular; the masculine shall include the feminine and neuter genders; and the word “person” shall include individuals, bodies corporate, corporations, companies, partnerships, syndicates, trusts, unincorporated organizations and any number or aggregate of persons.

1.02	Conflict with Laws

In the event of any inconsistency between the by-laws and mandatory provisions of the Act or the Securities Transfer Act, the provisions of the Act or the Securities Transfer Act, as applicable, shall prevail.

SECTION TWO

BUSINESS OF THE CORPORATION

2.01	Corporate Seal

The Corporation may, but need not, have a corporate seal. An instrument or agreement executed on behalf of the Corporation by a director, an officer or an agent of the Corporation is not invalid merely because the corporate seal, if any, is not affixed thereto.

2.02	Financial Year

The financial year of the Corporation shall be as determined by the board from time to time.

2.03	Execution of Instruments

Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed on behalf of the Corporation by any two officers or directors, or a combination thereof and instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board shall have power from time to time by resolution to appoint any officer or officers or any person or persons or any legal entity on behalf of the Corporation either to sign contracts, documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The seal of the Corporation may when required be affixed to contracts, documents and instruments in writing signed as aforesaid or by any officer or officers, person or persons, appointed as aforesaid by resolution of the board.

The term “contracts, documents or instruments in writing” as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, movable or immovable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, share warrants, stocks, bonds, debentures, notes or other securities and all paper writings.

The signature or signatures of the Chairman of the Board (if any), the Vice-Chairman of the Board, the President, any Executive Vice-President, any Senior Vice-President or any Vice-President together with any one of the Corporate Secretary, the Treasurer, an Assistant Corporate Secretary, an Assistant Treasurer or any one of

137	Page - SCHEDULES

the foregoing officers together with any one director of the Corporation and/or any other officer or officers, person or persons, appointed as aforesaid by resolution of the board may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically or electronically reproduced upon any contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation on which the signature or signatures of any of the foregoing officers or directors or persons authorized as aforesaid shall be so reproduced pursuant to special authorization by resolution of the board, shall be deemed to have been manually signed by such officers or directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers or directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation.

2.04	Delegation of Financial Authority

Notwithstanding paragraph 2.03, contracts, documents or instruments in writing requiring the signature of the Corporation may be signed on behalf of the Corporation by any one officer, director or employee of the Corporation, and instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality, so long as such officer, director or employee of the Corporation complies with the Delegation of Financial Authority Policy of the Corporation, as may be amended or modified from time to time.

2.05	Banking Arrangements

The banking business of the Corporation, or any part thereof, including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time by resolution prescribe or authorize.

2.06	Custody of Securities

All shares and securities owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the board, with such other depositaries or in such other manner as may be determined from time to time by resolution of the board.

All share certificates, bonds, debentures, notes or other obligations or securities belonging to the Corporation may be issued or held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with the right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer to be completed and registration to be effected.

2.07	Voting Shares and Securities in other Companies

All of the shares or other securities carrying voting rights of any other body corporate held from time to time by the Corporation may be voted at any and all meetings of shareholders, bondholders, debenture holders or holders of other securities (as the case may be) of such other body corporate and in such manner and by such person or persons as the board shall from time to time by resolution determine. The proper signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the board.

138	Page - SCHEDULES

SECTION THREE

DIRECTORS

3.01	Number of Directors and Quorum

The number of directors of the Corporation shall be the number of directors as specified in the articles or, where a minimum and maximum number of directors is provided for in the articles, the number of directors of the Corporation shall be the number of directors determined from time to time by special resolution or, if a special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board. Subject to the Act, the quorum for the transaction of business at any meeting of the board shall be a majority of the number of directors then in office and or such greater number of directors as the board may from time to time by resolution determine.

3.02	Qualification

No person shall be qualified for election as a director if disqualified in accordance with the Act (which would currently include: a person who is less than 18 years of age; a person who has been found under the Substitute Decisions Act, 1992 or under the Mental Health Act to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere; a person who is not an individual; or a person who has the status of a bankrupt). A director need not be a shareholder. The board shall be comprised of the number of Canadian residents as may be prescribed from time to time by the Act (which is currently a minimum of 25%). At least a majority of the directors of the Corporation shall not be officers or employees of the Corporation or any of its affiliates.

3.03	Election and Term

The election of directors shall take place at the first meeting of shareholders and at each succeeding annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors as specified in the articles or, if a minimum and maximum number of directors is provided for in the articles, the number of directors determined by special resolution or, if the special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board. The voting on the election shall be by show of hands unless a ballot is demanded by any shareholder. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

3.04	Nomination of Directors

Subject only to the Act and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(a)	by or at the direction of the board (or any duly authorized committee thereof) or an authorized officer of the Corporation, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a proposal within the meaning of, and made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

(c)	by any person (a “Nominating Shareholder”): (i) who, at the close of business on the date of the giving of the notice provided for below in this section and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (ii) who complies with the notice procedures set forth below in this section.

139	Page - SCHEDULES

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Corporation at the principal executive offices of the Corporation in accordance with this section.

To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must be made:

(a)	in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders, provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)	in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

(i)	the name, age, business address and residential address of the person;

(ii)	the principal occupation(s) or employment(s) of the person;

(iii)	the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and

(iv)	any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(b)	as to the Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this section; provided, however, that nothing in this section shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

For purposes of this section, (A) “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on

140	Page - SCHEDULES

the System of Electronic Document Analysis and Retrieval at www.sedar.com; and (B) “Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

Notwithstanding any other provision of this by-law, notice given to the Corporate Secretary of the Corporation pursuant to this section may only be given by personal delivery, facsimile transmission or by email at corporatesecretary@goldcorp.com (or at such other email address as stipulated from time to time by the Corporate Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this section.

3.05	Removal of Directors

Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at a meeting specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by a quorum of the directors.

3.06	Vacation of Office

A director ceases to hold office when he dies or, subject to the Act, resigns; he is removed from office by the shareholders in accordance with the Act; he becomes of unsound mind and is so found by a court in Canada or elsewhere or if he acquires the status of a bankrupt.

3.07	Vacancies

Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or maximum number of directors or from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy. If the directors then in office fail to call such meeting or if there are no directors then in office, any shareholder may call the meeting.

3.08	Action by the Board

The board shall manage or supervise the management of the business and affairs of the Corporation. Subject to paragraph 3.09, the powers of the board may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum of the board remains in office.

3.09	Meeting by Telephone

If all the directors of the Corporation present or participating in the meeting consent, a director may participate in a meeting of the board or of a committee of the board by means of such telephone, electronic or other communications facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a director participating in such a meeting by such means is deemed to be

141	Page - SCHEDULES

present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board held while a director holds office.

3.10	Place of Meetings

Meetings of the board may be held at any place within or outside Ontario. In any financial year of the Corporation a majority of the meetings of the board need not be held within Canada.

3.11	Calling of Meetings

Subject to the Act, meetings of the board shall be held from time to time on such day and at such time and at such place as the board, the Chairman of the Board (if any), the President, an Executive Vice-President, a Senior Vice-President or a Vice-President who is a director or any one director may determine and the Corporate Secretary or Assistant Corporate Secretary, when directed by the board, the Chairman of the Board (if any), the President, an Executive Vice-President, a Senior Vice-President or a Vice-President who is a director or any one director shall convene a meeting of the board.

3.12	Notice of Meeting

Notice of the date, time and place of each meeting of the board shall be given in the manner provided in paragraph 11.01 to each director not less than 48 hours (exclusive of any part of a non-business day) before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

A director may in any manner waive notice of or otherwise consent to a meeting of the board.

3.13	First Meeting of New Board

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

3.14	Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

3.15	Regular Meetings

The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of a schedule of regular meetings of the board setting forth the proposed dates, times and places of such regular meetings shall be sent to each director at the commencement of each calendar year, however, each director shall also be provided with a follow-up notice of meeting and agenda prior to each regularly scheduled meeting.

3.16	Chairman

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: the Chairman of the Board, the President, an Executive Vice-President, a Senior Vice-President or a Vice-President. If no such officer is present, the directors present shall choose one of their number to be chairman.

3.17	Votes to Govern

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.

142	Page - SCHEDULES

3.18	Conflict of Interest

A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose in writing to the Corporation or request to have entered in the minutes of the meetings of the directors the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or transaction or proposed contract or transaction shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation’s business would not require approval by the board or shareholders, and a director interested in a contract or transaction so referred to the board shall not attend any part of a meeting of the board during which the contract or transaction is discussed and shall not vote on any resolution to approve the same except as permitted by the Act. If no quorum exists for the purpose of voting on a resolution to approve a contract or transaction only because a director is not permitted to be present at the meeting by reason of this section, the remaining directors shall be deemed to constitute a quorum for the purposes of voting on the resolution. Where all of the directors are required to disclose their interests pursuant to this section, the contract or transaction may be approved only by the shareholders.

3.19	Remuneration and Expenses

The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the shareholders or of the board or any committee thereof or otherwise in the performance of their duties. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

SECTION FOUR

COMMITTEES

4.01	Committee of Directors

The board may appoint a committee of directors, however designated, and delegate to such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of directors has no authority to exercise.

4.02	Transaction of Business

The powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place within or outside Ontario.

4.03	Audit Committee

The board may elect annually from among its number an audit committee to be composed of not fewer than three directors of whom all shall not be officers or employees of the Corporation or its affiliates. The audit committee shall have the powers and duties provided in the Act.

4.04	Advisory Committees

The board may from time to time appoint such other committees as it may deem advisable, but the functions of any such other committees shall be advisory only.

4.05	Procedure

Unless otherwise determined by the board, each committee shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

143	Page - SCHEDULES

SECTION FIVE

OFFICERS

5.01	Appointment

The board may from time to time appoint a Chairman of the Board, a President, one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Corporate Secretary, a Treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to paragraph 5.02, an officer may but need not be a director and one person may hold more than one office. In case and whenever the same person holds the offices of Corporate Secretary and Treasurer, he may but need not be known as the Corporate Secretary-Treasurer. All officers shall sign such contracts, documents, or instruments in writing as require their respective signatures. In the case of the absence or inability to act of any officer or for any other reason that the board may deem sufficient, the board may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

5.02	Chairman of the Board

The Chairman of the Board, if appointed, shall be a director and shall, when present, preside at all meetings of the board. Each committee of the board shall appoint a Chairman which shall be a member of the relevant committee of the board and shall, when present, preside at all meetings of committees of the board. The Chairman of the Board shall be vested with and may exercise such powers and shall perform such other duties as may from time to time be assigned to him by the board. During the absence or disability of the Chairman of the Board, his duties shall be performed and his powers exercised by the President.

5.03	President

The President shall, and unless and until the board designates any other officer of the Corporation to be the Chief Executive Officer of the Corporation, be the Chief Executive Officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation and such other powers and duties as the board may specify. The President shall be vested with and may exercise all the powers and shall perform all the duties of the Chairman of the Board if none be appointed or if the Chairman of the Board is absent or unable or refuses to act.

5.04	Executive Vice-President, Senior Vice-President or Vice-President

Each Executive Vice-President, Senior Vice-President or Vice-President shall have such powers and duties as the board or the President may specify. The Executive Vice-President, Senior Vice-President or Vice-President or, if more than one, the Executive Vice-President, Senior Vice-President or Vice-President designated from time to time by the board or by the President, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that an Executive Vice-President, Senior Vice-President or a Vice-President who is not a director shall not preside as chairman at any meeting of the board.

5.05	Corporate Secretary or Assistant Corporate Secretary

The Corporate Secretary or Assistant Corporate Secretary shall give or cause to be given as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board may specify.

5.06	Treasurer or Assistant Treasurer

The Treasurer or Assistant Treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the

144	Page - SCHEDULES

funds of the Corporation; he shall render to the board whenever required an account of all his transactions as Treasurer or Assistant Treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the board may specify. Unless and until the board designates any other officer of the Corporation to be the Chief Financial Officer of the Corporation, the Treasurer or Assistant Treasurer shall be the Chief Financial Officer of the Corporation.

5.07	Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

5.08	Variation of Powers and Duties

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

5.09	Term of Office

The board, in its discretion, may remove any officer of the Corporation, with or without cause, without prejudice to such officer’s rights under any employment contract. Otherwise each officer appointed by the board shall hold office until his successor is appointed or until the earlier of his resignation or death.

5.10	Terms of Employment and Remuneration

The terms of employment and the remuneration of an officer appointed by the board shall be settled by it from time to time. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be so determined.

5.11	Conflict of Interest

An officer shall disclose his interest in any material contract or transaction or proposed material contract or transaction with the Corporation in accordance with paragraph 3.18.

5.12	Agents and Attorneys

The board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the powers to subdelegate) as may be thought fit.

5.13	Fidelity Bonds

The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine but no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

SECTION SIX

PROTECTION OF

DIRECTORS, OFFICERS AND OTHERS

6.01	Submission of Contracts or

Transactions to Shareholders for Approval

The board in its discretion may submit any contract, act or transaction for approval, ratification or confirmation at any meeting of the shareholders called for the purpose of considering the same and any contract,

145	Page - SCHEDULES

act or transaction that shall be approved, ratified or confirmed by a resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation’s articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified or confirmed by every shareholder of the Corporation.

6.02	For the Protection of Directors and Officers

In supplement of and not by way of limitation upon any rights conferred upon directors by the provisions of the Act, it is declared that no director shall be disqualified by his office from, or vacate his office by reason of, holding any office or place of profit under the Corporation or under any body corporate in which the Corporation shall be a shareholder or by reason of being otherwise in any way directly or indirectly interested or contracting with the Corporation either as vendor, purchaser or otherwise or being concerned in any contract or arrangement made or proposed to be entered into with the Corporation in which he is in any way directly or indirectly interested either as vendor, purchaser or otherwise nor shall any director be liable to account to the Corporation or any of its shareholders or creditors for any profit arising from any such office or place of profit; and, subject to the provisions of the Act, no contract or arrangement entered into by or on behalf of the Corporation in which any director shall be in any way directly or indirectly interested shall be avoided or voidable and no director shall be liable to account to the Corporation or any of its shareholders or creditors for any profit realized by or from any such contract or arrangement by reason of the fiduciary relationship existing or established thereby. Subject to the provisions of the Act and to paragraph 3.18, no director shall be obliged to make any declaration of interest or refrain from voting in respect of a contract or proposed contract with the Corporation in which such director is in any way directly or indirectly interested.

6.03	Limitation of Liability

Except as otherwise provided in the Act, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any persons, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith and in the best interests of the Corporation and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a company which is employed by or performs services for the Corporation, the fact of his being a director or officer of the Corporation shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.

6.04	Indemnity

Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil,

146	Page - SCHEDULES

criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, if

(a)	the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request;

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful; and

(c)	a court or other competent authority has not judged that the individual has committed any fault or omitted to do anything that the individual ought to have done.

The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires. The Corporation may advance monies to a director, officer or other individual for costs, charges and expenses of a proceeding referred to above. The individual shall repay the monies if he or she does not fulfill the conditions set out in paragraphs (a) and (b) above. Nothing in this by-law shall limit the right of any individual entitled to indemnity to claim indemnity apart from the provisions of this by-law.

6.05	Insurance

The Corporation may purchase and maintain insurance for the benefit of any person referred to in paragraph 6.04 against such liabilities and in such amounts as the board may from time to time determine and are permitted by the Act.

SECTION SEVEN

SHARES

7.01	Allotment

The board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act. Shares may be issued as uncertificated securities or be represented by share certificates in accordance with the provisions of the Act and the Securities Transfer Act.

7.02	Commissions

The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

7.03	Registration of Transfers

All transfers of securities of the Corporation shall be made in accordance with the Act and the Securities Transfer Act. Subject to the provisions of the Act and the Securities Transfer Act, no transfer of shares represented by a security certificate (as defined in the Act) shall be registered in a securities register except upon presentation of the certificate representing such shares with an endorsement which complies with the Act and the Securities Transfer Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act and the Securities Transfer Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in paragraph 7.05.

7.04	Transfer Agents and Registrars

The board may from time to time appoint one or more agents to maintain, in respect of each class of securities of the Corporation issued by it in registered form, a securities register and one or more branch

147	Page - SCHEDULES

securities registers. Such a person may be designated as transfer agent and registrar according to his functions and one person may be designated both registrar and transfer agent. The board may at any time terminate such appointment.

7.05	Lien for Indebtedness

The Corporation shall have a lien on any share registered in the name of a shareholder or his legal representatives for a debt of that shareholder to the Corporation, provided that if the shares of the Corporation are listed on a stock exchange in or outside Canada, the Corporation shall not have such lien. The Corporation may enforce any lien that it has on shares registered in the name of a shareholder indebted to the Corporation by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

7.06	Non-recognition of Trusts

Subject to the provisions of the Act and the Securities Transfer Act, the Corporation may treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation’s records or on the share certificate.

7.07	Share Certificates and Written Evidence of Ownership

Every holder of one or more shares of the Corporation that are certificated securities under the Act shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgements of a shareholder’s right to a share certificate, respectively, shall be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with paragraph 2.03 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate. Holders of uncertificated securities of the Corporation shall be entitled to receive a written notice or other documentation as provided by the Act.

7.08	Replacement of Share Certificates

The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding $3.00, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

7.09	Joint Shareholders

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such shares.

148	Page - SCHEDULES

7.10	Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

SECTION EIGHT

DIVIDENDS AND RIGHTS

8.01	Dividends

Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

8.02	Dividend Cheques

A dividend payable in cash shall be paid either electronically by direct deposit or by cheque drawn on the Corporation’s bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and, if paid by cheque, mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders any cheque issued shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

8.03	Non-receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.04	Record Date for Dividends and Rights

The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

8.05	Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION NINE

MEETINGS OF SHAREHOLDERS

9.01	Annual Meetings

The annual meeting of shareholders shall be held at such time in each year as the board, the Chairman of the Board (if any) or the President may from time to time determine, in any event no later than the

149	Page - SCHEDULES

earlier of (i) six (6) months after the end of each of the Corporation’s financial years, and (ii) fifteen (15) months after the Corporation’s last annual meeting of shareholders, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting.

9.02	Special Meetings

The board, the Chairman of the Board (if any) or the President shall have the power to call a special meeting of shareholders at any time.

9.03	Place of Meetings

Subject to the Corporation’s articles, a meeting of shareholders of the Corporation shall be held at such place in or outside of Ontario as the board may determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located. If the Corporation makes available a telephonic, electronic or other communication facility that permits all participants of a shareholders meeting to communicate adequately with each other during the meeting and otherwise complies with the Act, any person entitled to attend such meeting may participate by means of such communication facility in the manner prescribed by the Act, and any person participating in the meeting by such means is deemed to be present at the meeting.

9.04	Notice of Meetings

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in paragraph 11.01 not less than 21 days nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor shall state or be accompanied by a statement of the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and the text of any special resolution or by-law to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders.

9.05	List of Shareholders Entitled to Notice

For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to paragraph 9.06, the list of shareholders entitled to receive notice of the meeting shall be prepared not later than ten (10) days after such record date. If no record date is fixed, the list of shareholders entitled to receive notice of the meeting shall be prepared as of the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting of shareholders for which the list was prepared.

9.06	Record Date for Notice

The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 21 days (or pursuant to the time limitations as may be prescribed by the Act from time to time), as a record date for the determination of the shareholders entitled to receive notice of the meeting, provided that notice of any such record date shall be given not less than seven days before such record date by newspaper advertisement in the manner provided in the Act and, if any shares of the Corporation are listed for trading on a stock exchange in Canada, by written notice to each such stock exchange. If no record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

150	Page - SCHEDULES

9.07	Meetings Held by Electronic Means

If the directors or shareholders of the Corporation call a meeting of shareholders pursuant to the Act, the directors may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communications facility that permits all participants to communicate adequately with each other during the meeting.

9.08	Meetings without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act

(a)	if all the shareholders entitled to vote thereat are present in person or represented by proxy waive notice of or otherwise consent to such meeting being held, and

(b)	if the auditor and the directors are present or waive notice of or otherwise consent to such meeting being held, so long as such shareholders, auditor and directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

9.09	Chairman, Corporate Secretary and Scrutineers

The Chairman of the Board or any other director or officer of the Corporation, as determined by the board, may act as chairman of any meeting of shareholders. If no such director or officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the Corporate Secretary or Assistant Corporate Secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

9.10	Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and the auditor of the Corporation and others who, although not entitled to vote are entitled or required under any provision of the Act or the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

9.11	Quorum

A quorum for the transaction of business at any meeting of shareholders shall be two (2) persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 33 1/3% of the issued shares of the Corporation enjoying voting rights at such meeting.

9.12	Right to Vote

The persons entitled to vote at any meeting of shareholders shall be the persons entitled to vote in accordance with the Act.

9.13	Proxies

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney authorized in writing (or by electronic signature) and shall conform with the requirements of the Act.

151	Page - SCHEDULES

9.14	Time for Deposit of Proxies

The board may by resolution specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting or an adjournment thereof by not more than 48 hours exclusive of any part of a non-business day, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, only if it has been received by the Corporate Secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

9.15	Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

9.16	Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

9.17	Show of Hands

Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands, which may include such other indication of a vote made by means of the telephonic, electronic or other communication facility, if any, made available by the Corporation for that purpose, unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands, every person who is present, in person or by means of the telephonic, electronic or other communications facility, if any that the Corporation has made available for such purpose, and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be sufficient evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question. For the purpose of this section, if at any meeting the Corporation has made available to shareholders the means to vote electronically, any vote made electronically shall be included in tallying any votes by show of hands.

9.18	Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a vote by show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

9.19	Adjournment

The chairman at the meeting of shareholders may with the consent of the meeting and subject to such conditions as the meeting may decide, or where otherwise permitted under the provisions of the Act, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

152	Page - SCHEDULES

9.20	Resolution in Writing

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditor in accordance with the Act.

SECTION TEN

DIVISIONS AND DEPARTMENTS

10.01	Creation and Consolidation of Divisions

The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more subsidiaries, partnerships or other legal entities upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such subsidiary, partnership or other legal entity to be further divided into subsidiaries, partnerships or other legal entities and the business and operations of any such subsidiaries, partnerships or other legal entities to be consolidated upon such basis as the board may consider appropriate in each case.

10.02	Name of Division

Any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business under such name, provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation.

10.03	Officers of Division

From time to time the board or, if authorized by the board, the President and/or Chief Executive Officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration. The board or, if authorized by the board, the President and/or Chief Executive Officer, may remove at its or his pleasure any officer so appointed, without prejudice to such officer’s rights under any employment contract. Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.

SECTION ELEVEN

NOTICES

11.01	Method of Giving Notices

Unless the Act, the regulations thereunder, the articles or the by-laws provide otherwise, any notice (which term includes without limitation any statement, report, record, communication, document or other information) to be given (which term includes without limitation sent, delivered, served or any other word of similar import) pursuant to the Act, the regulations thereunder, the articles or the by-laws to any person may be sent by any one of the following methods:

(a)	delivery at the address recorded by the Corporation for that person, addressed to the person as follows:

(i)	in the case of a shareholder, at the shareholder’s recorded address (whether with the Corporation or its transfer agent);

(ii)	in the case of a director or officer, the address as shown on the register of directors and officers or such other delivery address provided by the recipient for the sending of such notice;

(iii)	to any other person, the delivery address of the recipient;

(b)	mail addressed by prepaid mail to the person at the applicable address for that person, addressed to the person as follows:

(i)	in the case of a shareholder, at the shareholder’s recorded address (whether with the Corporation or its transfer agent);

153	Page - SCHEDULES

(ii)	in the case of a director or office, the address as shown on the register of directors and officers or such other mailing address provided by the recipient for the sending of such notice;

(iii)	to any other person, the mailing address of the recipient;

(c)	sending the notice by facsimile to the facsimile (fax) number provided by the intended recipient for the sending of that notice;

(d)	sending the notice by email to the email address provided by the intended recipient for the sending of that notice;

(e)	sending the notice by any other electronic document (as defined in paragraph 11.11 of this by-law); or

(f)	making the notice available for public electronic access in accordance with the procedures referred to as “notice-and-access” under National Instrument 54-101 and National Instrument 51-102, as applicable, of the Canadian Securities Administrators, or in accordance with any similar electronic delivery or access method permitted by applicable securities legislation from time to time.

A notice given under this section shall be deemed to have been received as follows:

(g)	in the case of delivery, as of the date of personal delivery of the notice;

(h)	in the case of mailing, as of the fifth day after deposit of the notice for mailing;

(i)	in the case of facsimile, as of the day such notice was sent by facsimile (fax);

(j)	in the case of email, as of the date such notice was sent by email;

(k)	in the case of any other form of electronic, optical or other similar means of delivery, as of the date such notice was sent by such means; and

(l)	in the case of notice-and-access, on the date such notice was made available for public electronic access.

The Corporate Secretary may change or cause to be changed the recorded address of any person for the purposes of this section in accordance with any information believed by the Corporate Secretary to be reliable.

11.02	Signature to Notices

The signature of any director or officer of the Corporation to any notice to be given by the Corporation may be written, stamped, typewritten or printed, partly written, stamped, typewritten or printed or in such electronic, optical or other similar form as may be prescribed, approved, adopted or provided by any officer or director.

11.03	Proof of Service

With respect to every notice sent by post it is sufficient to prove that the envelope or wrapper containing the notice or other document was properly addressed as provided in this by-law and put into a post office or into a letter box. With respect to every notice or other document sent as an electronic document it is sufficient to prove that the electronic document was properly addressed to the designated information system as provided in this by-law and sent by electronic means. A certificate of the Chairman of the Board (if any), the President, an Executive Vice-President, a Senior Vice-President, a Vice-President, the Corporate Secretary, the Assistant Corporate Secretary, the Treasurer or the Assistant Treasurer or of any other officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to the facts in relation to the mailing or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation as the case may be.

11.04	Notice to Joint Shareholders

All notices with respect to shares registered in more than one name shall, if more than one address appears on the records of the Corporation in respect of such joint holdings, be given to all of such joint shareholders at the first address so appearing, and notice so given shall be sufficient notice to the holders of such shares.

154	Page - SCHEDULES

11.05	Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event both the date of giving the notice and the date of the meeting or other event shall be excluded.

11.06	Undelivered Notices

If any notice given to a shareholder pursuant to paragraph 11.01 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

11.07	Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise found thereon.

11.08	Deceased Shareholders

Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased, and whether or not the Corporation has notice of his decease, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with any person or persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or document on his heirs, executors or administrators and on all persons, if any, interested with him in such shares.

11.09	Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

11.10	Waiver of Notice

Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or of a committee of the board which may be given in any manner.

11.11	Creation and Provision of Information

Unless the Corporation’s articles provide otherwise, and subject to and in accordance with the Act, the Corporation may satisfy any requirement of the Act to create or provide a notice, document or other information to any person by the creation or provision of an electronic document. Except as provided in the Act, “electronic document” means any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means that can be read or perceived by a person by any means.

155	Page - SCHEDULES

SECTION TWELVE

EFFECTIVE DATE

12.01	Effective Date

This by-law shall come into force upon being passed by the board.

SECTION THIRTEEN

REPEAL

13.01	Repeal

Upon this by-law coming into force, by-law number 4 of the Corporation shall be repealed, provided that such repeal shall not affect the previous operation of such by-law number 4 so repealed or affect the validity of any act done or right, privilege, obligation, acquired or incurred, or the validity of any contract or agreement made pursuant to such by-law number 4 prior to its repeal. All resolutions of the shareholders and of the board with continuing effect passed under such repealed by-law number 4 shall continue to be good and valid except to the extent that such resolutions are inconsistent with this by-law.

156	Page - SCHEDULES

SCHEDULE “B”

Summary of Restricted Share Unit Plan Amendments

Annual Limit on Grants to Non-Employee Directors

The following paragraph has been added to Section 2.06 (Maximum Number of Shares):

“The maximum equity value of Restricted Share Rights which may be granted to each Eligible Director who is not also an Eligible Employee shall not exceed US$150,000 (based on the grant date fair value of the Restricted Share Rights) in any fiscal year.”

Termination

The following revisions have been made to the definition of “Termination” in Section 1.01 (Definitions) in order to clarify the notice period and timing for the entitlement of payments:

“”Termination” means: (i) in the case of an Eligible Employee, the later of (a) the date of notification, and (b) the last day of work following notification, of termination of the employment of the Eligible Employee with or without cause by the Corporation or an Affiliate, in each case, without regard to any period of reasonable notice or severance that may follow notification or last day of work, except where required by applicable employment standards legislation or the cessation of employment of the Eligible Employee with the Corporation or an Affiliate as a result of the resignation or otherwise, other than the Retirement, of the Eligible Employee; and (ii) in the case of an Eligible Director, the removal of or failure to re-elect or re-appoint the Eligible Director as a director of the Corporation or any Affiliate; for greater certainty, in each case, other than for death or disability of a Participant; and”

157	Page - SCHEDULES

SCHEDULE “C”

Key Policy Descriptions

Anti-Bribery and Anti-Corruption Policy

Our Anti-Bribery and Anti-Corruption Policy outlines requirements that must be fulfilled by all Goldcorp employees, officers and directors, as well as by any third party working for or acting on our behalf. These requirements include prohibitions against bribing government officials, making facilitation payments and commercial bribery.

The policy also provides employees with clarity regarding: books and records transparency; giving gifts to government officials; making political or charitable contributions; third party oversight and due diligence; internal controls; and, management’s responsibility to promote and create awareness of the policy.

Environmental and Sustainability Policy

We have implemented an Environmental and Sustainability Policy which states that Goldcorp and our subsidiaries are committed to the protection of life, health and the environment for present and future generations. Resources will be focused to achieve shareholder profitability in all operations without neglecting our commitment to sustainable development. The needs and culture of the local communities will be respected. All employees are responsible for incorporating into their planning and work the actions necessary to fulfill this commitment.

To meet these responsibilities, Goldcorp will provide its employees with the necessary resources to:

›	Design, construct, operate and close Goldcorp’s facilities to comply with applicable local regulations and laws and to meet international guidelines

›	Promote employee commitment and accountability to the Environmental and Sustainability Policy and enhance employees’ capabilities through the use of integrated management systems

›	Promote the development and implementation of effective systems to minimize risks to health, safety and the environment

›	Be proactive in community development programs so the communities are not reliant on the mines for their future

›	Communicate openly with employees, local stakeholders and governments on our plans, programs and performance

›	Work cooperatively with government agencies, local communities, educational institutions and suppliers to achieve safe handling, use and disposal of all of Goldcorp’s materials, resources and products, and

›	Use the best technologies to continuously improve the safe, efficient use of resources, processes and materials

The Environmental and Sustainability Policy is available at www.goldcorp.com.

Corporate Social Responsibility Policy

Our Corporate Social Responsibility Policy provides guidelines for Goldcorp to operate in a way that: respects the safety and health of employees; protects the environment; respects the human rights of employees and the residents of the communities in which we operate; and, contributes to the sustainable development of those communities.

The policy is guided by international standards and best practices and is supported by strategic relationships and other policies. Through partnerships and consultation from the beginning of project development, Goldcorp seeks to foster engagement with stakeholders to generate prosperity that is sustainable beyond the operating life of our mines.

The policy provides that we will meet our objectives through the development of meaningful and effective strategies for engaging with stakeholders, by establishing grievance mechanisms, and by partnering with non-governmental

158	Page - SCHEDULES

organizations and integrating socio-economic, environmental, occupational health and safety, human rights, and governance best practices into our business processes.

The Corporate Social Responsibility Policy is available at www.goldcorp.com in English, Spanish and French.

Human Rights Policy

Our Human Rights Policy commits Goldcorp to integrating human rights best practices into all of our business and decision-making processes. The policy mandates that we operate in a way that respects human rights of employees and the communities in which we operate. It is informed by international law and provides that we will seek to establish constructive dialogues and partnerships with a variety of stakeholders on human rights performance.

We regularly review and assess the effectiveness of and compliance with the policy, and all employees and contractors are trained on the provisions of the policy. Information regarding assessments and performance are made available to the public through the annual Global Reporting Initiative.

The Human Rights Policy is available at www.goldcorp.com in English, Spanish and French.

Occupational Health and Safety Policy

We have adopted an Occupational Health and Safety Policy to guide our objective of a safe and healthy workplace. The policy provides that we will develop and implement effective management systems to: identify, minimize and manage health and safety risks; promote and enhance employee commitment and accountability; provide training and information; strive for continuous improvement by setting targets and measuring results; and, provide the resources to achieve a safe and healthy work environment.

The Occupational Health and Safety Policy is available at www.goldcorp.com.

Donations Policy

Our Donations Policy establishes guidelines for the administration of our corporate giving program. It outlines the four key areas of priority for philanthropic activities, which include education, healthcare, community development, and arts and culture.

The Donations Policy is available at www.goldcorp.com in English, Spanish and French.

Disclosure, Confidentiality and Insider Trading Policy

Our Disclosure, Confidentiality and Insider Trading Policy was adopted to ensure that we meet our obligations under securities laws and stock exchange rules. The policy establishes guidelines regarding various matters, including the timely disclosure of material information, the confidentiality of undisclosed material information and the preparation and release of communications made on Goldcorp’s behalf.

The policy also prohibits anyone from trading in our securities when that person is in possession of certain material information and provides for the imposition of trading blackout periods.

159	Page - SCHEDULES

SCHEDULE “D”

Description of Goldcorp’s Equity Incentive Plans

Performance Share Unit Plan

The following is a summary of the Performance Share Unit Plan for the year ended December 31, 2014.

Purpose

The Performance Share Unit Plan is intended to serve the following three purposes: (a) to recognize individual performance and value to the organization, (b) to help ensure that the executive is retained within Goldcorp during a highly competitive market environment, and (c) to help ensure that each of the executive officers works towards increasing share performance, and, along with shareholders, benefits from the future success of the organization.

Eligibility

The Performance Share Unit Plan provides that performance share units may be granted by the Board or, if the Board so determines, the Compensation Committee, to senior management (“Eligible Executives”). From time to time the Board or the Compensation Committee will determine who is eligible to participate in the Performance Share Unit Plan and the provisions and restrictions with respect to performance share unit awards in accordance with the terms of the Performance Share Unit Plan, taking into account each Eligible Executive’s present and potential future contributions to the success of Goldcorp. Each performance share unit award is evidenced by a written agreement between us and the Eligible Executive (the “Performance Share Unit Agreement”).

The three-year performance period deters short-term focused decision-making, and there is no payout if performance does not meet our threshold. There is a limit of a 200% multiplier for positive Absolute Total Shareholder Return and Relative Total Shareholder Return performance well exceeding that of our relative comparator, the S&P/TSX Global Gold Index. The maximum is in place to prevent excessive payouts and to act as a disincentive against imprudent risk-taking.

The Performance Share Unit Plan is seen as an important element in the total compensation program as it is vital in attracting, rewarding and retaining key executive management talent in Goldcorp.

Payment

The Board or the Compensation Committee may establish performance-based criteria which, if met by the Eligible Executive or Goldcorp, will entitle the Eligible Executive to be paid an amount in excess of or less than, as the case may be, the fair market value of one common share for each performance share unit on the applicable deferred payment date.

Each performance share unit (and Distribution performance share unit, as defined below) awarded to an Eligible Executive for services performed during the year in which the performance share unit is granted entitles the Eligible Executive to receive a cash payment in an amount equal to the fair market value as at the date specified in the applicable Performance Share Unit Agreement multiplied by the applicable multiplier, to be determined on the last day of the performance period or such earlier date as may be applicable in the event of the cessation of employment of an Eligible Executive prior to the end of the performance period.

Performance Period

Unless otherwise specified by the Board or the Compensation Committee, the performance period in respect of a particular performance share unit award is three years less 30 days from the date of grant of the applicable performance share unit. The Board or the Compensation Committee, in its sole discretion, may adjust the amount paid to the Eligible Executive at the end of the performance period, if the Board or the Compensation Committee determines that material unusual circumstances that occurred during the performance period affected the achievement of the performance-based criteria.

160	Page - SCHEDULES

Attributes

When distributions are paid on any common shares, additional performance share units will be credited to the Eligible Executive’s performance share unit account as of the distribution payment date. The number of additional performance share units (“Distribution performance share units”) to be credited to the participant’s performance share unit account will be determined by dividing the dollar amount of the distribution payable in respect of the common shares underlying the performance share units and Distribution performance share units allocated to the Eligible Executive’s performance share unit account by the fair market value per share on the date the distribution is paid.

Payments in respect of performance share units and Distribution performance share units will be made within 30 days after the end of the performance period and, in the case of employees who have ceased to be employed by Goldcorp, within 30 days after the date on which the Eligible Executive ceases to be so employed, provided that all payments in respect of performance share units and Distribution performance share units will be made not later than December 31st of the third calendar year following the calendar year during which the applicable performance share units were granted.

No acceleration of the performance period of any performance share unit was approved by the Board during the year ended December 31, 2014 or as of the date of this circular.

Change of Control

Performance share units immediately vest only (i) on a change of control; and (ii) within 12 months of such change of control Goldcorp terminates the employment of the participant for any reason other than just cause.

Termination, Retirement, Death or Disability

If an Eligible Executive ceases to be actively employed by Goldcorp during the performance period because of the Eligible Executive’s termination or retirement, all performance share units and Distribution performance share units previously awarded to the Eligible Executive will be forfeited and cease to be credited to the Eligible Executive on the termination date or retirement date, as the case may be, however, the Board or the Compensation Committee has the absolute discretion to modify the grant of the performance share units to provide that the performance period will be deemed to have ended at the end of the calendar quarter immediately before the termination date or retirement date, as the case may be, and the amount payable to the Eligible Executive will be calculated as of such date.

In the event of the death or total disability of an Eligible Executive, the performance period will be deemed to have ended at the end of the calendar quarter immediately before the date of death or total disability of the Eligible Executive and the amount payable to the Eligible Executive or his or her executors, as the case may be, will be calculated as of such date.

Restricted Share Unit Plan

The following is a summary of the Restricted Share Unit Plan for the year ended December 31, 2014. See “Business of the Meeting – Amendments to the Restricted Share Unit Plan” on page 13 and Schedule “B” for a description of the amendments to the restricted share unit plan to be approved at the meeting.

Purpose

The Restricted Share Unit Plan serves the following two purposes: (a) to recognize exceptional performance in the previous year, and (b) to ensure that each of the executive officers works towards increasing share price, and, along with shareholders, benefits from the future success of the organization. A vesting element is included as an incentive for the executive to remain with Goldcorp.

The Restricted Share Unit Plan provides that share-based awards in the form of restricted share units may be granted by the Board on the recommendation of the Compensation Committee, to employees and directors as a

161	Page - SCHEDULES

discretionary payment in consideration of past services to Goldcorp. Each restricted share unit entitles the holder to one common share at the end of a restricted period as determined by the Board (the “Restricted Period”).

Our current intention is to use the Restricted Share Unit Plan for grants of restricted share units to officers as a discretionary payment in consideration of past services to Goldcorp and to our non-executive directors as part of their annual retainer at a value of no greater than $150,000 (equal to 5,931 restricted share units for the year ended December 31, 2014) per non-executive director each year. Grants of restricted share units to the non-executive directors have been used since 2005 as equity-based compensation in lieu of stock options, which were discontinued for non-executive directors in 2005.

Restricted Share Unit Plan Limits

An aggregate of 13,690,276 common shares have been reserved for issuance under the Restricted Share Unit Plan, representing approximately 1.7% of the issued and outstanding common shares as at December 31, 2014 and approximately 1.7% of the issued and outstanding common shares as at March 18, 2015. As of March 18, 2015, restricted share units entitling holders to an aggregate of 3,893,306 common shares, representing 0.5% of the issued and outstanding common shares, were outstanding under the Restricted Share Unit Plan and 4,449,101 common shares have been issued upon expiry of Restricted Periods attached to outstanding restricted share units granted under the Restricted Share Unit Plan. This leaves 9,241,175 common shares (including 3,893,306 common shares issuable under outstanding restricted share units), representing approximately 1.1% of the issued and outstanding common shares, available for issuance under the Restricted Share Unit Plan.

Eligibility

The Restricted Share Unit Plan provides that the maximum number of common shares issuable to insiders, at any time, pursuant to the Restricted Share Unit Plan and any other security-based compensation arrangements of Goldcorp, is 10% of the total number of common shares then outstanding. The maximum number of common shares issued to insiders, within any one year period, pursuant to the Restricted Share Unit Plan and any other security-based compensation arrangements of Goldcorp, is 10% of the total number of common shares then outstanding. The maximum number of common shares issued to independent directors of Goldcorp, within any one year period, pursuant to the Restricted Share Unit Plan is 1% of the aggregate maximum number of common shares available for issuance under the Restricted Share Unit Plan. The number of common shares then outstanding means the number of common shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable restricted share unit.

Attributes

Except pursuant to a will or by the laws of descent and distribution, no restricted share unit and no other right or interest of a participant under the Restricted Share Unit Plan is assignable or transferable.

Each restricted share unit entitles the holder to one common share at the end of a Restricted Period. Other than for restricted share units granted to non-executive directors, generally, restricted share units are granted subject to Restricted Periods expiring as to one-third on the first anniversary of the date of grant, as to one-third on the second anniversary of the date of grant and as to one-third on the third anniversary of the date of grant. Restricted share units granted to non-executive directors vest immediately on the date of grant. No acceleration of the Restricted Periods of any restricted share unit was approved by the Board during the year ended December 31, 2014 or as of the date of this circular.

In the event of a participant’s retirement or termination during a Restricted Period, any restricted share units automatically terminate, unless otherwise determined by the Board. In the event of death or disability of a participant, common shares represented by such participant’s restricted share units will be issued by Goldcorp as soon as reasonably practical. Common shares are issued net of withholding taxes.

Subject to the absolute discretion of the Board, the Board may determine to pay participants cash equal to any cash dividends declared and paid on common shares that would be payable on restricted share units issuable upon the expiry of any Restricted Period which has not expired in the manner and at the time such dividends are ordinarily paid to holders of common shares.

162	Page - SCHEDULES

Restricted share units immediately vest only (i) on a change of control; and (ii) within 12 months of such change of control Goldcorp terminates the employment of the participant for any reason other than just cause.

No extensions of the term of any restricted share unit or acceleration of the vesting schedules of any restricted share unit were approved by the Board during the year ended December 31, 2014 or as of the date of this circular.

Administration

Under the Restricted Share Unit Plan, the Board may from time to time amend or revise the terms of the Restricted Share Unit Plan or may discontinue the Restricted Share Unit Plan at any time. Subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, the Board may make the following amendments to the Restricted Share Unit Plan: (a) amending typographical, clerical and grammatical errors; (b) reflecting changes to applicable securities laws; and (c) ensuring that the restricted share units granted under the Restricted Share Unit Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant may from time to time be resident or a citizen.

In addition, as necessary, the Compensation Committee considers recommendations made by organizations which represent the interests of institutional shareholders in determining whether any amendments to the Restricted Share Unit Plan are warranted. The Compensation Committee also reviews the policies of the TSX and the NYSE with respect to their respective rules and policies governing security-based compensation arrangements.

Amendments

At the meeting, shareholders will be asked to consider approving certain amendments to the Restricted Share Unit Plan. See “Business of the Meeting – Amendments to the Restricted Share Unit Plan” on page 13 and Schedule “B” for a description of the amendments to the restricted share unit plan to be approved at the meeting.

Stock Option Plan

The following is a summary of the Stock Option Plan for the year ended December 31, 2014.

Purpose

The purpose of the Stock Option Plan is to advance our interests by: (i) providing participants with additional incentives; (ii) encouraging equity ownership by such participants; (iii) increasing the proprietary interest of participants in the success of Goldcorp; (iv) encouraging participants to remain with Goldcorp; and (v) attracting new employees and officers.

The Stock Option Plan provides for the granting to participants of stock options to purchase common shares. The Stock Option Plan is designed to advance our interests by encouraging employees and officers to have equity participation in Goldcorp through the acquisition of common shares. A vesting element is included as an incentive for the executive to remain with Goldcorp.

Stock Option Plan Limits

The aggregate maximum number of common shares that may be reserved for issuance under the current Stock Option Plan is 43,500,000, representing approximately 5.3% of the issued and outstanding common shares as at December 31, 2014 and approximately 5.2% of the issued and outstanding common shares as at March 18, 2015. As of March 18, 2015, options to purchase an aggregate of 19,998,583 common shares (net of cancelled options), representing approximately 2.4% of the issued and outstanding common shares, were outstanding under the Stock Option Plan and 21,816,280 common shares were issued upon exercise of options granted under the Stock Option Plan. As of March 18, 2015, this leaves options to purchase an aggregate of 21,683,720 common shares, representing approximately 2.6% of the issued and outstanding common shares, available for issuance under the Stock Option Plan. This reflects a total dilution rate of approximately 5%. Any stock options granted under the Stock Option Plan and which have been cancelled or terminated in accordance with the terms of the Stock Option Plan without having been exercised will again be available for re-granting under the Stock Option Plan. However, any stock options granted under the Stock Option Plan and exercised will not be available for re-granting under the Stock Option Plan.

163	Page - SCHEDULES

The Stock Option Plan further provides that the maximum number of common shares issuable to insiders, at any time, pursuant to the Stock Option Plan and any other security-based compensation arrangements of Goldcorp is 10% of the total number of common shares issued and outstanding at the time of grant (on a non-diluted basis). The maximum number of common shares issued to insiders, within any one year period, pursuant to the Stock Option Plan and any other security-based compensation arrangements of Goldcorp, is 10% of the total number of common shares issued and outstanding at the time of issuance (on a non-diluted basis). The maximum number of common shares which may be reserved for issuance to any one person under the Stock Option Plan shall be 5% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any other security-based compensation arrangements of Goldcorp. The Stock Option Plan is administered by the Board in consultation with the Compensation Committee.

Eligibility

Under the Stock Option Plan, stock options may be granted to our employees and officers and designated affiliates and permitted assigns. In determining the terms of each grant of stock options, consideration is given to the participant’s present and potential contribution to the success of Goldcorp. The holder of an option does not have any rights as a shareholder with respect to common shares underlying options until such holder exercises such options in accordance with the terms of the Stock Option Plan.

Exercise Price

The Board establishes the exercise price of a stock option at the time it is granted and the exercise price per share is not to be less than the volume-weighted average trading price of the common shares on the TSX, or another stock exchange where the majority of the trading volume and value of the common shares occurs, for the five trading days immediately preceding the day the option is granted. The Board cannot reduce the exercise price of any outstanding stock options without shareholder approval. The exercise period for each stock option is not to be more than seven years. Stock options are always granted subject to vesting requirements as determined by the Board at the time of grant.

Attributes

Subject to limited exceptions, stock options are not assignable and terminate: (i) within 30 days following an option holder ceasing to be an eligible person for any reason other than death subject to Board discretion; (ii) immediately upon the termination of an option holder’s employment with cause; and (iii) if an option holder dies, within a period of the earlier of (a) the expiry date of such option; and (b) 12 months following the death of the option holder, but only to the extent the options were by their term exercisable on the date of death, unless otherwise determined by the Board. In the event of a change of control, the Board has the authority to accelerate the vesting of all unvested options - options will immediately vest only (i) on a change of control; and (ii) within 12 months of such change of control Goldcorp terminates the employment of the participant for any reason other than just cause. If a participant elects to exercise its options following a change of control, the option holder will be entitled to receive, in lieu of the number of common shares entitled to upon exercise, the kind and amount of common shares and other securities, property or cash which such holder would have been entitled to receive as a result of such change of control, on the effective date thereof, had the option holder been the registered holder of the number of common shares to which the option holder was entitled to purchase upon exercise of such options.

In the event of any proposed merger, consolidation, amalgamation or offer to acquire common shares (collectively, the “Proposed Transaction”) we may give written notice to all option holders advising them that, within 30 days after the date of such notice, each option holder must advise the Board as to whether the option holder wishes to exercise its options prior to closing of the Proposed Transaction, and that failure of an option holder to provide written notice within the 30-day period will cause all rights of the option holder to terminate, provided that the Proposed Transaction is completed within 180 days after the date of the notice.

No extensions of the term of any stock option or acceleration of the vesting schedules of any stock option were approved by the Board during the year ended December 31, 2014 or as of the date of this circular.

164	Page - SCHEDULES

Administration

Subject to certain limitations, the Board may at any time, and from time to time, and without shareholder approval amend any provision of the Stock Option Plan, or any stock options granted thereunder, or terminate the Stock Option Plan, subject to any applicable regulatory or stock exchange requirements or approvals at the time of such amendment or termination, including, without limitation, making amendments:

(i)	relating to the exercise of stock options;

(ii)	deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws;

(iii)	to the definitions other than as provided below;

(iv)	to the change of control provisions. For greater certainty, any change made to change of control provisions shall not allow participants to be treated any more favourably than other holders of common shares with respect to the consideration that the participants would be entitled to receive for their common shares upon a Change of Control;

(v)	relating to the administration of the Stock Option Plan;

(vi)	to the vesting provision of any outstanding stock options as contemplated by the Stock Option Plan; and

(vii)	fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an eligible person may from time to time be resident or a citizen.

Notwithstanding the provisions above, the Board shall not be permitted to make amendments:

(i)	in order to increase the maximum number of common shares which may be issued under the Stock Option Plan so as to increase the insider participation limits;

(ii)	to Section 2.2 (Option Exercise Price) of the Stock Option Plan and to increase the ability of the Board to amend the Stock Option Plan without shareholder approval;

(iii)	to change the definitions of “Eligible Person” and “Permitted Assign”;

(iv)	to the transferability of stock options other than as permitted under the Stock Option Plan;

(v)	subject to the provisions of the Stock Option Plan, to the exercise price of any stock option issued under the Stock Option Plan where such amendment reduces the exercise price of such stock option (for this purpose, a cancellation or termination of an stock option of a participant prior to its expiry for the purpose of re-issuing stock options to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an stock option); or

(vi)	the term of any stock option issued under the Stock Option Plan;

in each case without first having obtained the approval of a majority of the holders of the common shares voting at a duly called and held meeting and, in the case of an amendment to increase the insider participation limits, approval of a majority of the holders of the common shares voting at a duly called and held meeting of holders of common shares excluding shares voted by insiders who are eligible persons.

The Stock Option Plan allows the expiry date of stock options granted thereunder to be the tenth day following the end of a self-imposed blackout period on trading securities of Goldcorp in the event that they would otherwise expire during or within 48 hours of such blackout.

We have never re-priced any of the stock options it has granted under the Stock Option Plan.

165	Page - SCHEDULES

In addition, as necessary, the Compensation Committee considers recommendations made by organizations which represent the interests of institutional shareholders in determining whether any amendments to the Stock Option Plan are warranted. The Compensation Committee reviews the policies of the TSX and the NYSE with respect to their respective rules and policies governing security-based compensation arrangements.

Insider Trading

Goldcorp’s Disclosure, Confidentiality and Insider Trading Policy provides that employees shall only trade common shares within predetermined trading periods and shall not trade common shares if they are aware of undisclosed material information.

166	Page - SCHEDULES

SCHEDULE “E”

Terms of Reference for the Board of Directors

I.	INTRODUCTION

A.	The Goldcorp Inc. (“Goldcorp” or the “Company”) Board of directors (the “Board”) has a primary responsibility to foster the short and long-term success of the Company and is accountable to the shareholders.

B.	The directors are stewards of the Company. The Board has the responsibility to oversee the conduct of the Company’s business and to supervise management, which is responsible for the day-to-day operation of the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.	COMPOSITION AND BOARD ORGANIZATION

A.	Nominees for directors are initially considered and recommended by the Board’s Governance and Nominating Committee in conjunction with the Board Chair, approved by the entire Board and elected annually by the shareholders.

B.	A majority of directors comprising the Board must qualify as independent directors (as defined in National Instrument 58-101 Disclosure of Corporate Governance Practices and the New York Stock Exchange independence rules).

C.	Certain of the Board’s responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their terms of reference.

III.	DUTIES AND RESPONSIBILITIES

A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

i)	annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Governance and Nominating Committee;

ii)	appointing, determining the composition of and setting the terms of reference for, Board committees;

iii)	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair, committees and directors in fulfilling their responsibilities;

iv)	assessing the adequacy and form of director compensation;

v)	assuming responsibility for the Company’s governance practices;

vi)	establishing new director orientation and ongoing director education processes;

vii)	ensuring that the independent directors meet regularly without executive directors and management present;

viii)	setting the terms of reference for the Board; and

ix)	appointing the secretary to the Board.

167	Page - SCHEDULES

B.	Human Resources

The Board has the responsibility to:

i)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

ii)	appoint the CEO and plan CEO succession;

iii)	set terms of reference for the CEO;

iv)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

v)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

vi)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

vii)	set the CEO’s compensation;

viii)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

ix)	approve decisions relating to senior management, including:

a)	review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

b)	on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

c)	review compensation plans for senior management including salary, incentive, benefit and pension plans; and

d)	employment contracts, termination and other special arrangements with executive officers, or other employee groups.

x)	approve certain matters relating to all employees, including:

a)	the Company’s broad compensation strategy and philosophy;

b)	new benefit programs or material changes to existing programs; and

xi)	ensure succession planning programs are in place, including programs to train and develop management.

C.	Strategy and Plans

The Board has the responsibility to:

i)	adopt and periodically review a strategic planning process for the Company;

ii)	participate with management in the development of, and annually approve a strategic plan for, the Company that takes into consideration, among other things, the risks and opportunities of the business;

iii)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

iv)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

v)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

vi)	approve material divestitures and acquisitions.

168	Page - SCHEDULES

D.	Financial and Corporate Issues

The Board has the responsibility to:

i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

ii)	review and approve the release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

iii)	declare dividends;

iv)	approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses; and recommend changes in authorized share capital to shareholders for their approval;

v)	approve the incurring of any material debt by the Company outside the ordinary course of business;

vi)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

vii)	recommend the appointment of external auditors and approve auditors’ fees.

E.	Business and Risk Management

The Board has the responsibility to:

i)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

ii)	approve any plans to hedge gold sales; and

iii)	evaluate and assess information provided by management and others about the effectiveness of risk management systems.

F.	Policies and Procedures

The Board has the responsibility to:

i)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

ii)	consider and implement such changes to the Company’s current policies relating to the representation of women in executive officer positions as may be advisable;

iii)	approve and act as the guardian of the Company’s corporate values, including:

a)	approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities laws;

b)	require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and

c)	disclosure of any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements;

169	Page - SCHEDULES

iv)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

v)	periodically review the Company’s Environmental and Sustainability Policy, and the Occupational Health and Safety Policy and regularly review the Company’s Environmental, Health and Safety Reports.

G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i)	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

ii)	approve and periodically review the Company’s communications policy;

iii)	ensure the Board has measures in place to receive feedback from shareholders;

iv)	approve interaction with shareholders on all items requiring shareholder response or approval;

v)	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

vi)	ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

vii)	ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

viii)	ensure that the CEO:

a)	certifies in writing to the NYSE each year that he or she is not aware of any violation by the Company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary;

b)	promptly notifies the NYSE in writing after any executive officer of the Company becomes aware of any material non-compliance with any applicable provisions of Section 303A (Corporate Governance Rules) of the Listed Company Manual;

c)	submits an interim Written Affirmation each time a change occurs to the Board or any of the committees subject to Section 303A;

ix)	ensure timely reporting of any other developments that have a significant and material effect on the Company; and

x)	report annually to the shareholders on the Board’s stewardship for the preceding year.

IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.	The Board is responsible for:

i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

ii)	recommending changes in the Articles and By-laws, matters requiring shareholder approval, and setting agendas for shareholder meetings.

170	Page - SCHEDULES

B.	Ontario law identifies the following as legal requirements for the Board:

i)	act honestly and in good faith with a view to the best interests of the Company, including the duty:

a)	to disclose conflicts of interest;

b)	not to appropriate or divert corporate opportunities;

c)	to maintain confidential information of the Company and not use such information for personal benefit; and

d)	disclose information vital to the business of the Company in the possession of a director;

ii)	exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

iii)	act in accordance with the Business Corporations Act (Ontario) and any regulations, by-laws and unanimous shareholder agreement.

171	Page - SCHEDULES

SCHEDULE “F”

Forward-Looking Statement Advisory

This circular contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to our positive outlook and ability to continue achieving growth in 2015 and creating sustainable value, the composition of our Board and its ability to oversee Goldcorp’s business strategy and compensation programs, safeguard the interests of all shareholders and preserve and enhance shareholder value, our ability to return capital to shareholders through dividend payments while continuing to deliver on value-adding growth, trends regarding the proportion of women at Goldcorp and our commitment to pursuing and developing ongoing diversity initiatives at Goldcorp, the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in Goldcorp’s annual information form dated March 13, 2015, available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or

172	Page - SCHEDULES

intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking statements contained in this circular are made as of the date of this circular and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Goldcorp’s operating environment. Goldcorp does not intend or undertake to publically update any forward-looking statements that are included in this circular, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

Non-GAAP Measures Advisory

Certain performance measures in this circular such as all-in sustaining costs and free cash flows are not prescribed by generally accepted accounting principles (GAAP). Goldcorp has included certain non-GAAP performance measures throughout this document. These performance measures are employed by Goldcorp to measure its operating and economic performance internally and to assist in business decision-making as well as providing key performance information to senior management. Goldcorp believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate Goldcorp’s operating and economic performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Goldcorp’s primary business is gold production and its future development and current operations focus are on maximizing returns from gold production, with other metal production being incidental to the gold production process. As a result, Goldcorp’s non-GAAP performance measures are disclosed on a per gold ounce basis.

Goldcorp calculates its non-GAAP performance measures on an attributable basis. Attributable performance measures include Goldcorp’s mining operations and projects, and Goldcorp’s share of Alumbrera and Pueblo Viejo. Goldcorp believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of Goldcorp’s operating and economic performance, and reflects Goldcorp’s view of its core mining operations. Further details regarding these non-GAAP measures can be found in Goldcorp’s MD&A for the year ended December 31, 2014.

173	Page - SCHEDULES

Any questions and requests for assistance may be directed to the

Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleshareholder.com

North American Toll Free Phone:

1-800-775-4067

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272